Form 10-K, Exhibit 13
period 1996-12-31
ARGOSY GAMING CO
filed 1997-03-31
CIK 895385

ARGOSY             [LOGO]
GAMING COMPANY


219 Piasa Street
Alton, Illinois 62002-6232

                                                     BUILDING STRENGTH
                                                                       219 Piasa
                                                                       Alton, IL
                                                                      62002-6232
                                                     1996 Annual Report



                                      Est. 1991

                                  Annual year ending

                                        123196

                                 Riverside, Missouri




Alton, IL - Riverside, MO - Sioux City, IA - Baton Rouge, LA - Lawrenceburg, IN

--------------------------------------------------------------------------------
RIVERSIDE, MISSOURI



                                       [PHOTO]


AN 85,000-SQUARE-FOOT LAND-BASED ENTERTAINMENT PAVILION AND CONFERENCE CENTER, COMPLETED IN EARLY 1996, REPRESENTS A MAJOR INVESTMENT IN THE ARGOSY CASINO AT RIVERSIDE.


                                   FULL STEAM AHEAD


WITH REDEVELOPMENT AND REVITALIZATION OF THE HISTORIC DISTRICT, THE BELLE OF BATON ROUGE AT CATFISH TOWN IS EMERGING AS ONE OF THE LARGEST ENTERTAINMENT AND RIVERBOAT CASINO COMPLEXES.



                                       [PHOTO]



BATON ROUGE, LOUISIANA
--------------------------------------------------------------------------------
       [ page 1: Letter to Shareholders | page 13: Blueprint for Strength | page 18: Financial Section | Inside Back Cover: Casino Locations ]

62002-6232

Letter to
Shareholders

                                                                       219 Piasa
                                                            Alton, IL 62002-6232

Alton, IL - Riverside, MO - Sioux City, IA - Baton Rouge, LA - Lawrenceburg, IN Est. 1991

                                                                  ARGOSY GAMING
                                                                     COMPANY

Annual year ending
123196










                                                                           Pg.01

WE SELECTED THE CONCEPT OF "BUILDING STRENGTH" AS THE THEME FOR THIS YEAR'S ANNUAL REPORT TO SHAREHOLDERS AS AN ACCURATE DESCRIPTION OF THE PAST YEAR FOR ARGOSY GAMING COMPANY. DURING 1996, THE COMPANY BUILT ON THE MOMENTUM OF OUR EXPANDED OPERATIONS, STRENGTHENED OUR REPUTATION AS A LEADING RIVERBOAT CASINO DEVELOPER AND SOLIDIFIED OUR CAPITAL STRUCTURE. OUR OPERATING RESULTS IN 1996, HOWEVER, DID NOT MEET OUR EXPECTATIONS.

For the year ended December 31, 1996, Argosy reported decreased net revenues of $244.8 million, compared with net revenues of $252.7 million the prior year. Casino revenue, which excludes admissions, food and beverage, and promotional allowances at our various properties, decreased to $228.4 million last year, compared with casino revenue of $237.6 million the year before.

     Our financial results for fiscal 1996 were diminished by a combination of factors, primarily delays in opening our Indiana casino and competition in existing markets. Casino revenues at our Alton, Illinois; Riverside, Missouri; and Sioux City, Iowa, properties were inhibited by the effects of significant capacity increases from new competitors. To respond to the challenges of competing casino projects, which in certain cases cost in excess of three times our projects, we focused on building stronger customer relationships. Specifically, we increased selling and direct marketing expenses to confront intensified competition and promotions offered by competitors.

     Argosy incurred a net loss for the 1996 year of $24.8 million, or $1.02 per share, compared with net income of $7.0 million, or $0.29 per share, the prior year. Earnings before interest, taxes, depreciation and amortization (EBITDA), a widely used measure of operating performance in the gaming industry, decreased to $11.7 million in 1996, compared with EBITDA of $48.1 million the previous year.

     The decline in net income was affected significantly by increased interest expense to fund the "jewel" of our




Pg.02

--------------------------------------------------------------------------------
Skilled marine professionals

    [PHOTO]

Mediterranean seaport decor

    [PHOTO]

Live sporting events

    [PHOTO]

Roulette tables

    [PHOTO]


operations -- Lawrenceburg, Indiana -- and from extraordinary items, one-time charges, pre-opening costs and referendum expenses which had an aggregate after-tax impact on net income of $9.3 million, or $0.38 per share. These charges related to the early extinguishment of a bank credit facility, the write-off of lease fees and related capitalized leasehold improvements at Riverside, pre-opening costs in conjunction with the Lawrenceburg project, and expenses associated with the riverboat casino referendum in Baton Rouge, Louisiana. Before the effect of these charges, EBITDA was $29.5 million and the net loss was $15.5 million for the year.

     While the Company's financial results were disappointing, we made substantial progress in other key areas. We began the year firmly focused on specific objectives for Argosy --implementing a more permanent capital structure, shifting to the New York Stock Exchange, completing the permanent land-based support facility at Riverside and the entertainment facility at Baton Rouge, defending a gaming referendum in Louisiana and opening Phase I of our Lawrenceburg property. We have successfully achieved each of these goals.

     Last year, we put in place a more permanent capital structure that will help ensure the Company's long-term viability. The key component of this structure was the private placement of $235 million of 13 1/4 percent first mortgage notes due 2004. Proceeds from this offering are

                                                                           Pg.03

--------------------------------------------------------------------------------
Slot machines

    [PHOTO]

Casual buffet dining

    [PHOTO]

Friendly hospitality

    [PHOTO]

Land-based attractions


    [PHOTO]


being used to fund our share of the construction costs at the Lawrenceburg property, to repay all outstanding indebtedness on our revolving secured line of credit, and for general corporate purposes.

     During 1996, the Company's stock and notes were listed and began trading on the New York Stock Exchange (NYSE). At midyear, the Company's common stock and 12 percent convertible subordinated notes began trading under the symbols "AGY" and "AGY 01," respectively, followed in mid-October by the 13 1/4 percent first mortgage notes under the "AGY 04" symbol. While we had been well served by the Nasdaq Stock Market and market makers in the financial community, we concluded that listing our securities on the NYSE would better serve the interests of the holders of our stock and notes.

     In late 1996, we solidified our position as a major multi-jurisdictional developer, owner and operator of riverboat casinos and related entertainment facilities when we opened the Phase I Lawrenceburg casino. And we further enhanced the Company's leadership in an industry underscored by increasing public acceptance and intensifying competition.

     The U.S. casino entertainment industry continues its pattern of steady growth, with total revenue more than doubling in the last five years to an estimated $20.3 billion in 1995. During that same time frame, revenue of so-called


Pg.04

                                        -----
                                  BUILDING STRENGTH

new casino destinations, which include riverboat casino operations such as Argosy's, grew from $1.0 billion to $9.6 billion. This consistent revenue growth reflects growing acceptance of gaming by the American public. Today, acceptance of casino entertainment is stronger than ever with a significant majority of over nine out of 10 adults stating that casino gaming is an acceptable form of entertainment for themselves or others.

     As acceptance and accessibility increase, so do market penetration and number of visits. In 1995, nearly one-third of U.S. households visited a casino, and the total number of casino visits rose to 154 million, up 23 percent over the prior year. Household visits to new casino destinations, including riverboat casinos, jumped to 90 million in 1995 -- a 38 percent increase over the year before. Today, casino visits trail only major sporting events in total attendance, and exceed amusement parks, and Broadway/touring shows and symphony concerts. Gaming households are visiting more frequently, as well, with an average of 4.5 trips to casinos in 1995 -- an increase of 67 percent since 1990.

     Of particular significance to Argosy, the greatest share of casino visits continues to be claimed by the North Central and South census regions, as additional casinos open in America's heartland. These two regions -- home to all five of the Company's properties -- accounted for 77 percent of industry attendance growth in 1995.

     Against this backdrop, Argosy continues to build on its presence in the industry as a leading multi-jurisdictional operator -- and remains the only gaming company licensed in all cruising states. The Company believes that this diversification strategy of operating in multiple jurisdictions reduces its exposure to risk and mitigates the impact of external forces within any given market, such as weather and the regulatory climate.

     During 1996, Argosy served 8.1 million customers aboard its five properties, drawing from a collective


                                                                           Pg.05

                                        ------
                                  1996 ANNUAL REPORT



population base estimated at 14.9 million. These operations offer a combined passenger capacity of 7,276, 5,407 gaming positions and 119,693 square feet of gaming space. A more detailed statistical breakdown of each property is contained in the foldout overview beginning on page 13.

     ALTON, ILLINOIS -- The Alton Belle Casino, the first gaming facility in the St. Louis marketplace and in the state of Illinois, observed its fifth anniversary in September 1996. This longevity has enabled the property to develop a solid base of repeat customers, allowing our flagship operation to remain competitive despite mounting competition from larger gaming operations. Throughout 1996, the Alton Belle faced stiff competition from four other St. Louis metro area casinos. An additional competing casino complex, which will include a total of four dockside gaming vessels and approximately 120,000 square feet of gaming space, is scheduled to open in early 1997.

     To confront the heightened competition, the Alton Belle continues to bolster its marketing and promotional activities. The property is gaining recognition as an entertainment destination with the addition of well-known, Las Vegas-style performers including the Association, the Tokens and the Ozark Mountain Daredevils. Another effort aimed at building food and beverage sales is the tropical-themed Argosy Island dockside summer entertainment venue, which opened in the spring of 1996 and quickly became a popular area night spot. Renamed Eagles View Lodge, the original open-air facility has been extended to a wintertime venue. In addition, we are continuing a remodeling of the casino which will help us remain competitive.

     RIVERSIDE, MISSOURI -- In mid-January 1996, we opened our new 85,000-square-foot entertainment pavilion and conference center at the Argosy Casino at Riverside. Featuring a Mediterranean seaport decor, the pavilion offers a variety of food and beverage service including fine dining,


Pg.06

Fine dining

    [PHOTO]

Fast-paced craps

    [PHOTO]

Dockside development

    [PHOTO]

Sports lounges

    [PHOTO]



casual dining and entertainment, full-service buffet and coffee shop. The conference center provides five versatile conference and banquet rooms accommodating up to 600 persons, plus a boardroom with multi-media capabilities. This new facility, which also houses the property's administrative offices, is supported by garage and surface parking for over 2,000 vehicles.

     The new entertainment pavilion and conference center, together with a proposed 150-room hotel adjacent to the casino, are instrumental in our efforts to attract additional tourist business and build a local customer base. This is essential, since Kansas City ranks among the most competitive markets for its size in the country. In less than a year, the market has expanded from three operators and four casinos to five operators and seven casinos. As the only existing or planned casino in the western Kansas City metro area, our Riverside site continues to enjoy a distinct competitive advantage -- being located farther west on the Missouri River than other competing operations and more accessible to customers from Kansas. To strengthen this advantage, we are enhancing our reputation for service, plus increasing our marketing activities with monthly promotions and major sporting events including live professional boxing.

     The Argosy Casino at Riverside, which had operated as a dockside facility since August 1995, was granted permanent dockside status in mid-April 1996 by the


                                                                           Pg.07

Blackjack

    [PHOTO]

Nightly live entertainment

    [PHOTO]

Souvenir shopping

    [PHOTO]

Prompt, courteous service

    [PHOTO]



Missouri Gaming Commission. We subsequently moved the riverboat gaming vessel into a newly constructed mooring basin alongside the pavilion. Additionally, we continue to evaluate expansion opportunities at this property, including the possibility of adding a second dockside gaming facility, which would provide additional gaming positions and improve customer convenience with staggered boarding times.

     BATON ROUGE, LOUISIANA -- Our Baton Rouge property is quickly evolving into a multi-faceted food/beverage/entertainment/gaming facility. In April 1996, we completed the second phase of our Catfish Town historic district development project, adjacent to the Belle of Baton Rouge riverboat casino, with a new 50,000-square-foot, climate-controlled, five-story atrium festival center. As the city's newest attraction, the Argosy Festival Atrium is producing increased levels of food and beverage revenues from major events including concerts, festivals, sporting events, private parties, and corporate receptions and dinners.

     Also, we are proceeding with construction of the next phase of our Catfish Town project, an entertainment complex surrounding and enclosing the atrium with 150,000 square feet of leasable retail space. Initial tenants have committed to operating an array of entertainment concepts at the complex -- a New Orleans-style coffee house and wine bar, a microbrewery and sports bar, a restaurant featuring home cooking and Louisiana's largest bourbon bar, plus a variety of specialty kiosks.


Pg.08

                                       ------
                                  BUILDING STRENGTH


     The broad entertainment appeal of the entire complex is helping build business for our gaming operations. The proposed development of a convention-style hotel would serve as an additional draw. These attractions will help the Belle of Baton Rouge meet competitive pressures from a riverboat casino in downtown Baton Rouge, as well as a nearby land-based Native American casino.

     Argosy's successful efforts to pass the riverboat gaming referendum eliminated the uncertainty surrounding our Louisiana property. In November 1996, voters of East Baton Rouge Parish, Louisiana, approved a proposition allowing riverboat gaming to continue in their parish. Had the voters defeated riverboat gaming, the Company would have been required to cease operations when our current gaming license expired in September 1999.

     SIOUX CITY, IOWA -- The Belle of Sioux City continues to operate in its relatively small niche market. The Company is the 70 percent general partner in this operation and, additionally, receives a management fee based on adjusted gross gaming revenues.

     Competition throughout the region intensified in early 1996 with the opening of two riverboat casinos in the Council Bluffs, Iowa/Omaha, Nebraska, market and with the expansion of the nearby Native American casino. The Company will focus its marketing strategy on attracting motor coach and local customers. During 1996, we completed the enhancement of our adjacent restaurant facilities with a buffet restaurant and steak house.

     LAWRENCEBURG, INDIANA -- Argosy is jointly developing what is expected to be America's largest riverboat casino and entertainment complex on the Ohio River in Lawrenceburg. The Company is the general partner and owns a 57.5 percent interest in the partnership. Years of intense effort came to a successful conclusion in late 1996 when we received a permit from the U.S. Army Corps of Engineers for a permanent site and were granted a gaming license by the Indiana Gaming Commission.


                                                                           Pg.09

                                        -----
                                  1996 ANNUAL REPORT



     In mid-December 1996, we launched Phase I of operations at the Argosy Casino Lawrenceburg. A leased vessel, accommodating approximately 1,600 passengers, provides 20,559 square feet of gaming space and a total of 1,275 gaming positions on three levels. A newly renovated floating entertainment facility provides a site for ticketing, dining, beverage and other support services. In addition, we are utilizing off-site parking and shuttle-bus service to transport passengers between parking areas and our current facilities. In conjunction with the opening, we launched an aggressive marketing campaign aimed specifically at developing brand recognition and establishing a loyal customer base.

     With operations at Lawrenceburg up and running, we are moving ahead with the next phase of this massive casino and entertainment project. Phase II will include a 300-room luxury hotel; a 120,000-square-foot entertainment pavilion featuring restaurants, banquet and meeting rooms, sports bar and entertainment lounge, retail gift shops and kiosks; a total of 3,750 surface and garage parking spaces; and one of the largest riverboat casinos in America. Now under construction, this 408-foot by 100-foot gaming vessel, Argosy VI, will accommodate approximately 4,000 passengers, offer an estimated 2,800 gaming positions and dramatically increase the Company's total gaming space.

     The Lawrenceburg site has been widely considered the country's preeminent available riverboat gaming market and potentially among the most lucrative licenses in gaming. Situated just 15 miles from downtown Cincinnati, Ohio, our property draws from major population centers in three states -- Cincinnati, Columbus and Dayton, Ohio; Indianapolis, Indiana; and Louisville and Lexington, Kentucky -- with a combined population base of 7.0 million within 100 miles.

     We anticipate limited direct competition for this new property since Indiana law limits the total number of


Pg.10

Popular gaming options

    [PHOTO]

Big Six wheel

    [PHOTO]

Authentic historic decor

    [PHOTO]

World-class service

    [PHOTO]



gaming licenses, including no more than five on the Ohio River and no more than one in any county. Our nearest current competitor is 20 minutes farther away from the primary market of Cincinnati. Furthermore, neither Ohio nor Kentucky currently permit casino gaming.

     As Argosy enters fiscal 1997, we anticipate a challenging year and have developed our strategic objectives for the months ahead.

     We will proceed aggressively with the construction of the second phase of Lawrenceburg, so that our shareholders may realize the full potential of this property. We expect the entertainment pavilion to open in December 1997.

     We will intensify our efforts to improve our operating performance and profitability by reducing costs and controlling expenses, at both our corporate offices and our casino properties. At Alton and Riverside, in particular, we must more effectively manage our operations to meet expected downsized revenues in order to minimize the effect of the new competition.

     We will confront the heightened competition in these two principal markets with stronger marketing, increased promotions and expanded entertainment. Also, we will evaluate the facilities required to remain competitive in those markets, including possibly adding a second casino at Riverside and expanding or further enhancing facilities at Alton.


                                                                           Pg.11

H. Steven Norton - President and Chief Operating Officer

    [PHOTO]

Joseph G. Uram - Executive Vice President and Chief Financial Officer

    [PHOTO]

Patsy S. Hubbard - Corporate Secretary

    [PHOTO]



     We will continue to explore opportunities for growth, in both existing and new markets. At year-end, we applied for a gaming license for a proposed site in Osceola, Iowa, approximately 40 minutes south of Des Moines. The proposed $70 million project would include in excess of 1,100 gaming positions.

      We will closely monitor potential regulatory revisions and their impact on our operations. The Missouri Gaming Commission, for instance, has recommended the removal of loss limits and simulated cruise schedules to the state legislature; if approved, the less restrictive regulations would affect the Kansas City and St. Louis markets.

     As we pursue our operational and financial objectives, we remain committed to our customers, our communities and our shareholders -- to offering customers the finest entertainment experience and value, to our active involvement in the communities where we operate, and to continue to strengthen the foundation of shareholder assets. We remain confident that our combination of dedication and hard work, careful planning and prudent investment will solidly position Argosy to continue building strength and gaining momentum.

--------------------------------------------------------------------------------
President and Chief Operating Officer
                                   H. STEVEN NORTON

---                                                                          ---
Signature


/s/    H. STEVEN NORTON
--------------------------------------------------------------------------------
    February 24,1997


Pg.12

BLUEPRINT
FOR STRENGTH

219 Piasa
Alton, IL
62002-6232

Alton, IL - Riverside, MO - Sioux City, IA - Baton Rouge, LA - Lawrenceburg, IN Est. 1991

                                                                  ARGOSY GAMING
                                                                     COMPANY

Annual year ending
123196

                                                                           Pg.13

ARGOSY VI CONSTRUCTION

Currently under construction and expected to be operating no later than December 1997, the Argosy Casino Lawrenceburg will enable the Company to take full advantage of what is widely considered to be the nation s preeminent available riverboat gaming market.


----------------------------------------------------------------------------------------------------------------------------
View                    View                     Item                     Item                     Item
    GAMING VESSEL           FRONT ELEVATION          LAUNCH DATE              VESSEL SIZE              PASSENGERS
----------------------------------------------------------------------------------------------------------------------------
                                                 By December 1997         408' x 100'              4,000 Capacity (est.)

Vessel       Sq. Ft.    [GRAPHIC]                The vessel will be       Three-level side-wheel   Will increase fleet
 ARGOSY VI   92,000                              one of the largest       riverboat will capture   capacity by 33 percent.
Location                                         riverboat casinos in     the feel of the 1800s.
 LAWRENCEBURG, IN                                the United States.
----------------------------------------------------------------------------------------------------------------------------
View                                             Item                     Item                     Item
                 SIDE ELEVATION                      GAMING SQ. FT.         GAMING POSITIONS           EMPLOYEES
----------------------------------------------------------------------------------------------------------------------------
                                                        74,300                2,800 (est.)            1,400 (est.)

                                                                          Will represent a         Phase II of the devel-
                                                                          28 percent increase      opment could create
                    [GRAPHIC]                                             for the fleet.           over 400 additional
                                                                                                   new jobs.
----------------------------------------------------------------------------------------------------------------------------
View                                             Item
              FIRST LEVEL FOOTPRINT                                      ADDITIONAL FACILITIES
----------------------------------------------------------------------------------------------------------------------------
                                                 Already under construction, the land-based entertainment pavilion will
                     [GRAPHIC]                   feature a variety of dining, entertainment and shopping attractions.

----------------------------------------------------------------------------------------------------------------------------


Scale
1" = 150'

EXCITING PLANS FOR PHASE II OF THE LAWRENCEBURG CASINO/ENTERTAINMENT COMPLEX INCLUDE A 300-ROOM LUXURY HOTEL; A 120,000-SQUARE-FOOT ENTERTAINMENT PAVILION FEATURING RESTAURANTS, BANQUET AND MEETING ROOMS, SPORTS/ENTERTAINMENT LOUNGE, RETAIL GIFT SHOPS AND KIOSKS; 3,750 SURFACE AND GARAGE PARKING SPACES -- AND ONE OF THE LARGEST RIVERBOAT CASINOS IN AMERICA, LONGER THAN A FOOTBALL FIELD.


Pg. 14

VESSEL OPERATIONS DATA

Argosy is strengthening its presence in the U.S. gaming industry as the only gaming company licensed in all cruising states -- a diversification strategy aimed at reducing exposure to risk and mitigating the impact of external forces within a given market.


--------------------------------------------------------------------------------------------------------------------------------
View                    View                                    Item                               Item
GAMING VESSEL           FIRST LEVEL FOOTPRINT                   LAUNCH DATE                        VESSEL SIZE
--------------------------------------------------------------------------------------------------------------------------------
                                                                September 1991                     222' x 66'
Vessel       Sq. Ft.
  ARGOSY II   35,174    [GRAPHIC]                               First gaming facility in the       Three-deck, contemporary
Location                                                        St. Louis market and in            styled cruise liner replaced
  ALTON, IL                                                     the state of Illinois.             original Argosy I.

--------------------------------------------------------------------------------------------------------------------------------

Vessel      Sq. Ft.                                             June 1994                          246' x 77'
ARGOSY IV    50,033
                        [GRAPHIC]                               First gaming facility to           Riverboat styled as a
Location                                                        open in the Kansas City            turn-of-the-century
RIVERSIDE, MO                                                   market.                            paddle-wheel steamboat.

--------------------------------------------------------------------------------------------------------------------------------

Vessel       Sq. Ft.                                            September 1994                     268' x 77'
ARGOSY III    46,177
                        [GRAPHIC]                               First riverboat gaming             Three-level, antebellum
Location                                                        facility in the Baton Rouge        themed riverboat.
BATON ROUGE, LA                                                 market.

--------------------------------------------------------------------------------------------------------------------------------

Vessel       Sq. Ft.                                            October 1994                       220' x 46'
ARGOSY V      26,845
                        [GRAPHIC]                               Continues to be the only           Three-level, historic themed
Location                                                        riverboat gaming facility          stern-wheel riverboat.
SIOUX CITY, IA                                                  in Sioux City.

--------------------------------------------------------------------------------------------------------------------------------

Vessel       Sq. Ft.                                            December 1996                      367' x 59'
TEMPORARY     40,648
                        [GRAPHIC]                               Temporary vessel being             Three-level, turn-of-the-
Location                                                        leased until permanent             century paddle-wheel
LAWRENCEBURG, IN                                                site opens.                        steamboat.

--------------------------------------------------------------------------------------------------------------------------------

Scale

  1"= 150'




                                                                          Pg. 15

CASINO/VENUE OPERATIONS DATA

Argosy continues to build strength and gain momentum as a major multi-jurisdictional developer, owner and operator of riverboat casinos and related entertainment facilities. Currently, the Company operates gaming facilities in distinct markets in five states.



----------------------------------------------------------------------------------------------------------------------------------
Item                                         Item                         Item                     Item
                     VENUE                          PASSENGERS                 GAMING SQ. FT.            GAMING POSITIONS
----------------------------------------------------------------------------------------------------------------------------------
Venue                                                                     Total
    ARGOSY II - THE ALTON BELLE CASINO           1,321 Capacity                  22,800                       953

      [GRAPHIC]                              Boarded 2.3 million                                   Includes 652 slot machines
                                             passengers last year.                                 and 39 table games.

----------------------------------------------------------------------------------------------------------------------------------
Venue                                                                     Total
                                                 1,600 Capacity                  35,863                     1,437
ARGOSY IV - THE ARGOSY CASINO AT RIVERSIDE
                                             In 1996, hosted                                       Includes 955 slot machines
      [GRAPHIC]                              3.6 million customers.                                and 60 table games.

----------------------------------------------------------------------------------------------------------------------------------
Venue                                                                     Total
                                                 1,555 Capacity                  27,971                     1,122
   ARGOSY III - THE BELLE OF BATON ROUGE
                                             More than 1.3 million                                 Includes 774 slot machines
      [GRAPHIC]                              guests were served                                    and 43 table games.
                                             last year.

----------------------------------------------------------------------------------------------------------------------------------
Venue                                                                     Total
                                                 1,200 Capacity                  12,500                       620
    ARGOSY V - THE BELLE OF SIOUX CITY
                                             Boarded a total of                                    Includes 399 slot machines
      [GRAPHIC]                              0.8 million passengers                                and 28 table games.
                                             during 1996.

----------------------------------------------------------------------------------------------------------------------------------
Venue                                                                     Total
                                                 1,600 Capacity                  20,559                     1,275
       ARGOSY - TEMPORARY VESSEL
                                             Boarded 0.1 million pas-                              Includes 869 slot machines
      [GRAPHIC]                              sengers in December                                   and 52 table games.
                                             after casino opened
                                             December 13, 1996.

----------------------------------------------------------------------------------------------------------------------------------
Scale                                        in millions                  Total Gaming Sq. Ft.
1" = 150'                                    Number of Passengers                119,693           Growth in Gaming Positions


                                             [GRAPH]                                               [GRAPH]


                                             - Alton       - Riverside                             - Existing Venues
                                             - Baton Rouge - Sioux City                            - Temporary Lawrenceburg Venue
                                             - Lawrenceburg                                        - Permanent Lawrenceburg Venue


Pg. 16



------------------------------------------------------------------------------------------------------------------------------------
Item                 Item                                   Item                    Item
    MARKET AREAS                  POPULATION                    EMPLOYEES                     ADDITIONAL FACILITIES
------------------------------------------------------------------------------------------------------------------------------------
                     Metro Area        100-Mile Radius
                     2.5 million       3.7 million                 816              A 37,000-square-foot, three-level floating
      [MAP]                                                                         entertainment pavilion features a sports/
                     Located on the Mississippi River       Full-time employees     entertainment lounge, buffet and fine dining
    100-Mile Radius  approximately 20 miles from                   719              restaurants, food court, conference facilities
                     downtown St. Louis; draws from                                 and the market's only off-track betting parlor.
                     Missouri and Illinois.                 Part-time employees
                                                                    97

------------------------------------------------------------------------------------------------------------------------------------
                     Metro Area        100-Mile Radius
    100-Mile Radius  1.6 million       2.5 million                876               A new 85,000-square-foot land-based
                                                                                    entertainment pavilion offers specialty
     [MAP]           Situated five miles from               Full-time employees     and buffet restaurants, sports/entertainment
                     downtown Kansas City on                      760               lounge, and 14,000 square feet of banquet/
                     the Missouri River; draws                                      conference facilities; a 150-room hotel is
                     from Kansas and Missouri.              Part-time employees     under consideration for development.
                                                                  116

------------------------------------------------------------------------------------------------------------------------------------
                     Metro Area        100-Mile Radius*
                     0.5 million       0.7 million                724               Adjacent Catfish Town development includes
     [MAP]                                                                          a 50,000-square-foot festival atrium,
                     Located on the Mississippi River       Full-time employees     entertainment/sports lounge, steak house and
                     in downtown Baton Rouge,                     590               buffet/coffee shop, and conference facilities;
                     Louisiana's state capital.                                     additional retail space and a convention-style
                                                            Part-time employees     hotel are being considered for development.
                                                                  134

------------------------------------------------------------------------------------------------------------------------------------
                     Metro Area        100-Mile Radius
                     0.1 million       1.0 million                359               An adjacent support facility features buffet
     100-Mile Radius                                                                dining and steak house, bar and gift shop.
                     Situated in downtown Sioux City        Full-time employees
     [MAP]           on the Missouri River; draws                 317
                     from Iowa, Nebraska and
                     South Dakota.                          Part-time employees
                                                                   42

------------------------------------------------------------------------------------------------------------------------------------
                     Metro Area        100-Mile Radius
                     1.6 million       7.0 million                955               As part of the initial phase of operations,
     [MAP]                                                                          a newly renovated entertainment facility is
                     Located approximately 15 miles         Full-time employees     being utilized as a site for ticketing, dining,
     100-Mile Radius from Cincinnati on the Ohio                  941               beverage and other support services.
                     River; draws from Indiana,
                     Kentucky and Ohio.                     Part-time employees
                                                                   14

------------------------------------------------------------------------------------------------------------------------------------
                     in millions
                     Population Base                        Number of Employees



                     [GRAPH]                                [GRAPH]


                     - Metro Area   - 100-Mile Radius*      - Alton         - Riverside
                     * 40-mile radius to avoid inclusion    - Baton Rouge   - Sioux City
                     of New Orleans area                    - Lawrenceburg





                                                                          Pg. 17

HISTORICAL FINANCIAL DATA

During 1996, Argosy built on the momentum of its expanded operations, strengthened its reputation as a leading casino developer and solidified its capital structure. Operating results for the year, however, did not meet the Company's expectations.

--------------------------------------------------------------------------------
$ in millions

TOTAL REVENUES


[GRAPH]


Argosy's total revenues, including casino revenues, admissions, food, beverage and other, decreased to $260.4 million in 1996, primarily due to increased competition in the Kansas City and St. Louis markets.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
$ in millions
CASINO REVENUES


[GRAPH]



The decline in the Company's casino revenues in fiscal 1996, resulting from new competition, was partially offset by the Phase I opening of the Lawrenceburg casino.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
$ in millions
TOTAL ASSETS


[GRAPH]


Argosy's total assets have grown dramatically, up 72 percent in fiscal 1996 to $532.2 million, primarily reflecting major investments in the Baton Rouge, Riverside and Lawrenceburg properties.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
$ in millions
STOCKHOLDERS' EQUITY


[GRAPH]


Total stockholders' equity decreased nearly 26 percent to $72.7 million as a result of the net loss in 1996 -- the Company's first year to post a loss.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
$ in millions
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION & AMORTIZATION (EBITDA)


[GRAPH]


EBITDA decreased $36.4 million. Incremental 1996 pre-opening, referendum and one-time charges amounted to $12.1 million of this change over the 1995 amount.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
per share amounts
NET INCOME (LOSS) &
PRO FORMA NET INCOME



[GRAPH]



Excluding 1996 pre-opening, referendum and one-time charges of $0.38 per share, the Company's net loss was $0.64.

- Pro Forma Net Income (for change in tax status)
- Net Income (Loss)
--------------------------------------------------------------------------------


Pg. 18

                                Argosy Gaming Company
                                       -------




FINANCIAL HIGHLIGHTS

                                                                                                          Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share amounts)               1996           1995           1994           1993           1992
----------------------------------------------------------------------------------------------------------------------------------
Income statement data:
  Net revenues                                            $   244,817    $   252,691    $   153,045    $    67,525    $    58,019
  Income (Loss) from operations                               (10,751)        27,662         22,994         14,327         23,434
  Net income (loss)                                           (24,839)         6,953          9,635         10,825         15,214
  Net income (loss) per share                                   (1.02)          0.29           0.40
  Common shares outstanding                                24,333,333     24,333,333     24,333,333
----------------------------------------------------------------------------------------------------------------------------------
Pro forma net income data (unaudited):(1)
  Pro forma net income (loss)                                                  5,712          5,393          9,105          7,414
  Pro forma net income per share                                                0.23           0.22           0.38           0.36
  Pro forma, shares outstanding                                           24,333,333     24,333,333     23,763,513     20,551,798
----------------------------------------------------------------------------------------------------------------------------------
Balance sheet data (at end of period):
  Total assets                                                532,159        309,882        232,831         94,635         21,022
  Long-term debt, including current maturities                380,208        169,702        115,431          4,332          4,693
  Total stockholders' equity                                   72,701         97,540         90,587         80,952          2,812
----------------------------------------------------------------------------------------------------------------------------------

(1) From their inception until a reorganization that was effected on February 25, 1993, certain predecessor entities of the Company elected to be treated as S-Corporations under the Internal Revenue Code and were not generally subject to corporate income taxes. The pro forma net income amount for the years ended December 31, 1992 and 1993 has been determined assuming the reorganization had occurred on January 1, 1992, resulting in the Company being treated as a C-Corporation for tax purposes as of that date and to reflect the use of a portion of the net proceeds of the Company's initial public offering to retire debt. The pro forma tax provision for 1993 has been computed using an effective tax rate of 39 percent. The pro forma tax provision for 1992 has been computed using an effective tax rate of 51 percent, which differs from the statutory rate principally due to an assumed difference between book and tax treatment of amortization of the $8.5 million accommodation fee paid to a stockholder of a predecessor entity of the Company. In addition, pro forma net income per share for the years ended December 31, 1995 and 1994 reflects the Company's June 7, 1995 acquisition of Jazz Enterprises, Inc. (the "Jazz Acquisition") as if the Jazz Acquisition had occurred on January 1, 1994. See Note 11 of the Notes to Consolidated Financial Statements.

                                                                           Pg.19

1996 FINANCIAL REVIEW

--------------------------------------------------------------------------------
[ page 21: Management's Discussion and Analysis of Financial Condition and Results of Operations | page 30: Consolidated Financial Statements ]

[ page 35: Notes to Consolidated Financial Statements | page 47: Report of Independent Auditors | page 48: Additional Corporate Information ]



Pg.20

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

     The Company opened its first riverboat casino, the Alton Belle Casino, in Alton, Illinois in September 1991. Subsequently, the Company opened the Argosy Casino in Riverside, Missouri in June 1994; the Belle of Baton Rouge in Baton Rouge, Louisiana in September 1994; and the Belle of Sioux City in Sioux City, Iowa in October 1994. In addition, the Company, through its 57.5% equity interest in Indiana Gaming Company, L.P., opened a temporary casino in Lawrenceburg, Indiana on December 10, 1996 and expects to open the permanent gaming facility in December 1997. The anticipated opening date of the permanent Lawrenceburg facility is a forward looking statement that involves certain risk and uncertainties and there can be no assurance that the projected opening date will be met, as the opening is subject to numerous conditions, including licensing, permitting and construction. The results of operations for the year ended December 31, 1994 reflect a full year of operations of the Alton Belle casino, and reflect operations from the Argosy Casino in Riverside, Belle of Baton Rouge and Belle of Sioux City from their respective opening dates. The results of operations for the years ended December 31, 1995 and 1996 reflect full years of operations for each of the Company's existing gaming properties, except that 1996 reflects the operations of the Lawrenceburg casino from December 10, 1996 through December 31, 1996.

     The Company's results of operations for the year ended December 31, 1996 were adversely affected by increased competition at its Alton, Riverside and Sioux City properties, and the Company expects to face further increased competition in the St. Louis and Kansas City areas. The increased competition has resulted in the Company reporting decreased revenues at its Alton and Riverside properties in 1996 and an overall increase in operating expenses as it expanded its operations at each property in response to competition. The Company believes that it will continue to be difficult to sustain historical levels of operating revenues and profitability at these properties. Increasing competitive pressures have also resulted in the Company eliminating, in January 1996, admissions fees at all of its gaming operations, except Lawrenceburg. In addition, the Company is incurring significant costs and capital expenditures in developing the Lawrenceburg casino project. These increased costs, competitive pressures on revenues and the increased interest expense associated with the issuance, in June 1996, of $235 million of First Mortgage Notes ("Mortgage Notes"), will continue to adversely affect the Company's results of operations.

     The Company is in a net operating loss carryforward position at December 31, 1996. Should additional operating losses be generated in 1997, the Company may be precluded, under the provisions of SFAS No. 109, from recording a tax benefit on such losses.

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)

OPERATIONAL INFORMATION

The following table highlights the results of operations for the Company's operating subsidiaries (amounts in thousands):


                                                                     YEARS ENDED DECEMBER 31,
                                                            -----------------------------------------
                                                                 1996          1995          1994(7)
                                                            -----------      --------       ---------

GROSS REVENUES
  Alton Belle Casino . . . . . . . . . . . . . . .          $   80,186       $ 89,262       $104,038
  Argosy Casino Riverside. . . . . . . . . . . . .              95,295        106,946         37,224
  Belle of Baton Rouge Casino. . . . . . . . . . .              58,648         53,371         20,976
  Belle of Sioux City Casino . . . . . . . . . . .              20,636         22,500
  Argosy Casino Lawrenceburg . . . . . . . . . . .               4,873
                                                            ----------       --------       --------
   Total Properties. . . . . . . . . . . . . . . .          $  259,638       $272,079       $162,238
                                                            ----------       --------       --------
                                                            ----------       --------       --------
NET REVENUES
  Alton Belle Casino . . . . . . . . . . . . . . .          $   77,933       $ 85,992       $ 96,983
  Argosy Casino Riverside. . . . . . . . . . . . .              88,473         94,058         35,351
  Belle of Baton Rouge Casino. . . . . . . . . . .              53,420         49,805         20,319
  Belle of Sioux City Casino . . . . . . . . . . .              19,887         21,994
  Argosy Casino Lawrenceburg . . . . . . . . . . .               4,412
                                                            ----------       --------       --------
   Total Properties. . . . . . . . . . . . . . . .          $  244,125       $251,849       $152,653
                                                            ----------       --------       --------
                                                            ----------       --------       --------
INCOME FROM OPERATIONS(1)
  Alton Belle Casino . . . . . . . . . . . . . . .          $   12,240       $ 22,446       $ 28,817
  Argosy Casino Riverside(3) . . . . . . . . . . .               9,410         22,057          2,472
  Belle of Baton Rouge Casino(4),(5) . . . . . . .               3,507          2,875          1,962
  Belle of Sioux City Casino . . . . . . . . . . .                 295          3,137
  Argosy Casino Lawrenceburg(6). . . . . . . . . .                 334
                                                            ----------       --------       --------
   Total Properties  . . . . . . . . . . . . . . .          $   25,786       $ 50,515       $ 33,251
                                                            ----------       --------       --------
                                                            ----------       --------       --------
EBITDA(1),(2)
  Alton Belle Casino . . . . . . . . . . . . . . .          $   16,446       $ 26,734       $ 32,728
  Argosy Casino Riverside(3) . . . . . . . . . . .              16,134         29,452          6,450
  Belle of Baton Rouge Casino(4),(5) . . . . . . .               9,151          8,305          3,113
  Belle of Sioux City Casino . . . . . . . . . . .               1,141          3,610
  Argosy Casino Lawrenceburg(6). . . . . . . . . .                 712
                                                            ----------       --------       --------
   Total Properties. . . . . . . . . . . . . . . .          $   43,584       $ 68,101       $ 42,291
                                                            ----------       --------       --------
                                                            ----------       --------       --------


(1) Income from operations and EBITDA are presented before consideration of any management fees paid to the Company and in the case of the Belle of Sioux City and the Argosy Casino Lawrenceburg before the 30% and 42.5% minority interests, respectively.

(2) "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization and is presented before any management fees paid to Argosy. EBITDA should not be construed as an alternative to operating income, or net income (as determined in accordance with generally accepted accounting principles), as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as an indicator of cash flow or a measure of liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry and for companies with a significant amount of

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



     depreciation and amortization. The Company has other significant uses of cash flows, including interest and capital expenditures, which are not reflected in EBITDA.

(3) Excludes $3,508 for the year ended December 31, 1996 related to lease termination costs in connection with assets formerly used at the Riverside temporary facility.

(4) Excludes operating loss of approximately $3,677 and $1,212 for the years ended December 31, 1996, and 1995, respectively, primarily depreciation, amortization and operating expenses related to the Catfish Town land-based development in Baton Rouge.

(5) Excludes operating expenses of $1,347 for the year ended December 31, 1996 related to referendum costs.

(6) Excludes pre-opening expenses of $10,979 for the year ended December 31, 1996.

(7) The operations of the Belle of Sioux City have not been included in 1994 as they are not material.


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     CASINO--Casino revenues for the year ended December 31, 1996 decreased to $228.4 million from $237.6 million for the year ended December 31, 1995. Alton casino revenues decreased from $81.4 million to $72.4 million due to severe weather conditions in January and February 1996, and the impact of increased competition. This decrease is also attributed to flooding in 1995 as Alton benefitted when two competing riverboat casinos were temporarily closed in the St. Louis area. Riverside casino revenues decreased to $82.2 million from $86.4 million due to additional competition in the Kansas City market, which was partially offset by the opening of the Company's permanent land-based entertainment pavilion on January 15, 1996. Baton Rouge casino revenues increased $2.6 million from $48.4 million to $51.0 million. Sioux City casino revenues decreased $2.1 million to $18.8 million due to the effects of increased competition from two riverboat casinos which opened in January 1996, and from expanded operations at nearby Native American casinos. These decreases were partially offset by $3.9 million of casino revenues in Lawrenceburg.

     Casino expenses increased to $121.0 million for the year ended December 31, 1996 compared to $117.3 million for the year ended December 31, 1995 due primarily to $2.1 million of casino expenses in Lawrenceburg and $1.0 million of increased admission taxes in Riverside. In addition, admission taxes increased by $1.25 per passenger in Baton Rouge on October 1, 1996.

     ADMISSIONS--Admissions revenue (net of complimentary admissions) decreased from $8.0 million for the year ended December 31, 1995 to $2.6 million for the year ended December 31, 1996. This decrease is due to the Company's elimination of admission fees in January 1996 in Riverside in reaction to competitive pressures in the Kansas City market.

     FOOD, BEVERAGE AND OTHER--Food, beverage and other revenues increased $10.7 million to $29.2 million for the year ended December 31, 1996 primarily due to increased food, beverage and other sales at the expanded Riverside and Baton Rouge facilities. Riverside revenues increased from $5.2 million to $11.1 million

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



while Baton Rouge revenues increased from $4.9 million to $7.6 million. Food, beverage and other revenues remained stable with the year ended December 31, 1995 in Alton and Sioux City. Food beverage and other net profit margin improved $4.1 million to $5.4 million for the year ended December 31, 1996 due primarily to improved operating efficiencies in the Company's food and beverage operations.

     OTHER OPERATING EXPENSES--Other operating expenses increased $3.5 million to $19.1 million for the year ended December 31, 1996. This increase is primarily due to the opening of the permanent land based entertainment pavilion at Riverside, the opening of the Catfish Town development atrium in Baton Rouge, the addition of expanded entertainment facilities in Sioux City, and the additional services required to operate during the severe weather conditions experienced in January and February 1996 at the Alton, Riverside and Sioux City casinos.

     SELLING, GENERAL AND ADMINISTRATIVE--Selling, general and administrative expenses increased from $47.5 million in 1995 to $52.0 million for the year ended December 31, 1996. Selling and marketing expenses increased $3.6 million due primarily to increases in advertising and promotional expenses necessitated by increased competition in Alton and Riverside, and for the opening of the Riverside permanent facility. Additionally, general and administrative expenses increased as the Company recorded a charge in 1996 of approximately $1.5 million, for professional and other fees related to its response to a Marion County, Indiana grand jury document subpoena and the related termination of a private placement of first mortgage notes. These increases were offset somewhat by the extinguishment of lease fees in connection with the temporary site in Riverside.

     DEPRECIATION AND AMORTIZATION--Depreciation and amortization increased $2.0 million from $20.4 million for the year ended December 31, 1995 to $22.4 million for the year ended December 31, 1996. This increase is primarily due to increased depreciation in Riverside in connection with the Company's land-based entertainment pavilion which opened on January 15, 1996 at an approximate cost of $45 million, and increased depreciation at the Catfish Town development in Baton Rouge.

     DEVELOPMENT AND PREOPENING COSTS--Development and preopening costs increased from $3.4 million for the year ended December 31, 1995 to $12.4 million for the year ended December 31, 1996. The increase is primarily due to expenses related to developing the casino in Lawrenceburg, Indiana, which opened at its temporary site on December 10, 1996.

     INTEREST EXPENSE--Net interest expense increased from $14.3 million in 1995 to $30.6 million for the year ended December 31, 1996. The increase is attributable to interest expense on the increased borrowings under the $100 million line of credit, which was used to fund the Company's expansion and development program through June 5, 1996, and interest expense related to the $235 million First Mortgage Notes issued June 5, 1996.

     NET INCOME (LOSS)--Net income decreased from $7.0 million for the year ended December 31, 1995 to a net loss of $24.8 million for the year ended 1996 primarily for the reasons discussed above. In addition the Company recorded a pretax charge of $3.5 million related to lease termination costs in connection with assets formerly used at its temporary facility in Riverside. Further, the Company recorded an extraordinary loss of $.9 million (net of tax) related to the write off of deferred finance costs associated with the early extinguishment of its line of credit in 1996 and a $1.3 million charge related to referendum costs in Baton Rouge. In 1995, the

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



Company recorded a pretax charge of approximately $3.5 million primarily related to loans made pursuant to a lease option related to the development of a downtown St. Louis casino site.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Consolidated net revenues rose from $153.0 million for the year ended December 31, 1994 to $252.7 million for the year ended December 31, 1995.
Net revenues in Alton decreased from $97.0 million to $86.0 million due primarily to the full year effect of increased competition in the St. Louis market beginning in May 1994 and by the addition of slot machines in Missouri casinos in December 1994. Additionally, due to competitive circumstances the Company eliminated its admission fees in Alton in November 1994. Admission revenue in Alton was $7.1 million during the year ended December 31, 1994. Net revenues in Riverside increased $58.7 million to $94.1 million, as the casino was open for a full year with full scale gaming as opposed to only offering games of skill in 1994. Net revenues contributed by Baton Rouge and Sioux City were $49.8 million and $22.0 million, respectively, for the year ended December 31, 1995 versus $20.3 million in 1994.

     CASINO -- Casino revenues for the year ended December 31, 1995 increased to $237.6 million from $138.4 million for the year ended December 31, 1994. Riverside, Baton Rouge and Sioux City contributed casino revenues of $86.4 million, $48.9 million and $20.9 million, respectively, for the year ended December 31, 1995 verses a combined $49.6 million in 1994. Alton casino revenues decreased from $88.9 million to $81.4 million due to increased competition in the St. Louis area.

     Casino and other operating expenses increased approximately $59.2 million over 1994 due to the operating expenses of the Riverside, Baton Rouge and Sioux City casinos. Gaming taxes and admission taxes increased $18.9 million and $8.8 million, respectively, which is proportionate with the increases in casino revenues and customer boardings. Casino and other operating expenses were $17.5 million and $7.6 million in Baton Rouge and Sioux City, respectively for the year ended December 31, 1995. Casino operating expenses at Riverside increased $11.7 million to $22.7 million as a result of the casino being open for a full year in 1995 versus six months in 1994.

     FOOD, BEVERAGE AND OTHER -- Food, beverage and other revenues increased $6.5 million over the prior year to $18.5 million. Alton's food, beverage and other revenues remained relatively constant at $7.8 million as compared to $8.1 million for the year ended December 31, 1994. Riverside, Baton Rouge and Sioux City generated $5.2 million, $3.5 million and $1.6 million, respectively, for the year ended December 31, 1995 verses a combined $3.5 million in 1994. Food, beverage and other net profit margin improved from $0.2 million for the year ended December 31, 1994 to $1.3 million for the year ended December 31, 1995.

     SELLING, GENERAL AND ADMINISTRATIVE -- Selling, general and administrative expenses increased $22.6 million to $47.5 million for the year ended December 31, 1995. The increase is due to the Company's operation of three additional casinos for a full year in 1995 and other costs associated with the Company's substantial growth during this period.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization expense increased from $9.8 million to $20.4 million primarily as a result of opening the three new casinos in 1994.

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



     DEVELOPMENT, PREOPENING AND RELATED COSTS -- Development and preopening costs decreased from $9.8 million to $3.4 million for the year ended December 31, 1995 due primarily to costs related to the opening of the three new casinos in 1994. Preopening costs for the year ended December 31, 1994 for Riverside and Baton Rouge were $2.5 million and $2.6 million, respectively. Additionally during the year ended December 31, 1995 the Company recorded a $3.5 million charge primarily related to loans made pursuant to a lease option related to the development of a downtown St. Louis riverside casino site.

     INTEREST EXPENSE -- Net interest expense increased to $14.3 million for the year ended December 31, 1995 compared to $7.1 million for the year ended December 31, 1994. The primary reason for the increase was the issuance of the 12% Convertible Subordinated Notes in May 1994 and increased borrowings on the line of credit in the year ended December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES

     In the year ended December 31, 1996, the Company used cash flows from operating activities of $7.5 million, compared to generating cash flow of $49.6 million in 1995. The decrease in cash flow is primarily attributed to decreased operating income, principally at its Riverside and Alton facilities, increased interest expense, and further, significantly increased preopening and development expenses in 1996 compared to 1995.

     In the year ended December 31, 1996, the Company used cash flows for investing activities of $179.8 million versus $86.6 million for the year ended December 31, 1995. The primary uses of funds in 1996 were the placement into a disbursement account of $94.3 million of the proceeds from the Mortgage Notes to fund the cost of developing the Lawrenceburg casino project and the investment of $97.4 million in property and equipment. The Company made capital expenditures in Riverside, Lawrenceburg and the Catfish Town facility at Baton Rouge of $20.0 million, $52.0 million and $13.6 million, respectively, for the year ended December 31, 1996. The primary use of funds for the year ended December 31, 1995 were capital expenditures of $71.9 million and the acquisition of Jazz.

     During the year ended December 31, 1996, the Company generated $209.4 million in cash flows from financing activities compared to $34.9 million of cash flows from financing activities in 1995. The primary sources of cash flows in 1996 were $235.0 million of proceeds from the Company's First Mortgage Note Offering and $42.2 million in capital contributions and loans from the Company's partner in Lawrenceburg, offset by the repayment of $90.0 million on the company's senior secured line of credit which was terminated on June 5, 1996.

     As of December 31, 1996, the Company had approximately $38.4 million of cash, cash equivalents, and marketable securities, including approximately $9.2 million held at the Indiana Partnership, which can be used for general working capital purposes. In addition, the Company has $69.6 million in a disbursement account to be used to fund the Company's portion of the remaining Lawrenceburg construction costs. The $69.6 million cannot be used for any other purpose. Further, the Company anticipates receiving tax refunds of approximately $11.1
million.    On June 5, 1996 the Company issued $235 million of Mortgage Notes which are due June 2004. Additionally, the Company has $115 million of Convertible Subordinated Notes outstanding which were issued in June 1994 and are due June 2001.

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



     The Company has made a significant investment in property and equipment and plans to make significant additional investments at certain of its existing properties, particularly Lawrenceburg, Indiana and potentially into additional jurisdictions. As a result of its June 1995 acquisition of Jazz, the Company is now the developer of the Catfish Town real estate project in Baton Rouge, Louisiana. The Company estimates that the completion of the Catfish Town project will cost an additional $2 to $5 million (primarily tenant allowance) as of December 31, 1996. Further, if the Predecessor's status as an S-Corporation, which has been asserted as an issue by the IRS during an ongoing audit, is successfully challenged, the Company currently estimates that it would require up to approximately $12.6 million (excluding penalties) to fund the potential income tax liability.

     The Company currently estimates that the total costs of the Lawrenceburg Casino and entertainment project will approximate $225 million. This is a forward looking statement that involves certain risks and uncertainties, and this amount is subject to numerous factors including weather and other construction risks. As of December, 31, 1996, approximately $109.0 million had been expended by the partnership, on the project, including preopening costs. Of the remaining Lawrenceburg construction costs, approximately $25 million is anticipated to be funded through equipment financing from third party lenders and the balance will be funded by the Company and a partner, 57.5% of which will be funded by the Company and 42.5% of which will be funded by its partner. In the event project costs exceed $210 million, the Company and its partner will fund such costs on the same percentages to a total project cost of $225 million. Any project costs in excess of $225 million must be funded by the Company.

     The Company currently believes that as a result of its recent offering of Mortgage Notes, cash on hand will be sufficient to fund its current operations and its obligations with respect to the Lawrenceburg casino development. If there are events which negatively impact the sources or uses of cash such as an overrun in the project costs related to the Lawrenceburg Casino, a material deterioration in the Company's existing operations, an adverse IRS ruling, or if the Company should fail to be able to open the permanent facility in Lawrenceburg within a 12 month period, the Company's ability to meet its debt service requirements could be significantly impaired.

     In December 1996 the Company filed an application to develop a riverboat casino in Osceola, Iowa ("Osceola Project"). This proposed casino operation is subject to numerous conditions including approval and licensing by the Iowa Racing and Gaming Commission ("IRGC"). The Company currently estimates that the cost of developing the Osceola Project would range from $60-$70 million.

     If the Osceola Project is approved by the IRGC and if the Company decides to pursue the development of the project, the Company would be required to raise additional capital. There is no assurance that any such financing will be available on terms acceptable to the Company.


CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THIS DOCUMENT, THE WORDS "ANTICIPATE", "BELIEVE", "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING THOSE REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES,

                              ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)



AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO, (I) GENERAL ECONOMIC CONDITIONS IN THE MARKETS IN WHICH THE COMPANY OPERATES, (II) INCREASED COMPETITIVE PRESSURES IN THE MARKETS IN WHICH THE COMPANY OPERATES,
(III) DELAYS AND INCREASES IN EXPECTED COSTS IN OPENING OF THE PERMANENT LAWRENCEBURG CASINO, (IV) DELAYS OR COST-OVERRUNS WITH RESPECT TO THE LAWRENCEBURG CASINO WHICH COULD SIGNIFICANTLY IMPAIR THE ABILITY OF THE COMPANY TO MEET ITS DEBT SERVICE REQUIREMENTS, (V) THE EFFECT OF FUTURE LEGISLATION OR REGULATORY CHANGES ON THE COMPANY'S OPERATIONS, AND (VI) OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                              ARGOSY GAMING COMPANY
                           CONSOLIDATED BALANCE SHEETS
                        (In Thousands except share data)

                                                        DECEMBER 31,
                                                 --------------------------
                                                    1996          1995
                                                ------------  -------------

ASSETS
CURRENT ASSETS:
     Cash and cash equivalents................   $    38,284    $    16,159
     Marketable securities....................           126          1,952
     Accounts receivable, net of
       allowance for doubtful accounts of
       $1,271 and $346, respectively..........         1,918          3,197
     Income taxes receivable..................        11,111          2,197
     Deferred income taxes....................                        1,372
     Other current assets.....................         7,402          3,615
                                                 -----------    -----------
       Total current assets...................        58,841         28,492
                                                 -----------    -----------

NET PROPERTY AND EQUIPMENT....................       314,480        239,480
                                                 -----------    -----------


OTHER ASSETS:
     Restricted cash and cash equivalents.....        84,551
     Notes receivable.........................         1,893          1,893
     Deposits.................................           627          2,051
     Prepaid rent.............................         1,917          2,917
     Deferred finance costs, net of
       accumulated amortization of $2,386
       in 1996 and $1,813 in 1995.............        12,096          5,404
     Goodwill, net of accumulated
       amortization of $945 in 1996 and
       $349 in 1995...........................        22,923         23,519
     Deferred income taxes....................         1,631
     Other intangible assets..................        33,200          6,126
                                                 -----------    -----------
TOTAL OTHER ASSETS                                   158,838         41,910
                                                 -----------    -----------

TOTAL ASSETS                                        $532,159       $309,882
                                                 -----------    -----------
                                                 -----------    -----------


          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                           CONSOLIDATED BALANCE SHEETS
                        (In Thousands, except share data)


                                                        DECEMBER 31,
                                                  -------------------------
                                                    1996            1995
                                                 -----------     -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable........................    $    15,293    $    16,921
     Accrued payroll and related expenses....          6,772          6,684
     Other accrued liabilities...............         14,655          7,960
     Installment contracts payable...........          3,346          1,147
     Slot club liability.....................          2,000          2,060
     Current maturities of long-term debt....          2,900            399
                                                 -----------    -----------
             Total current liabilities.......         44,966         35,171
                                                 -----------    -----------

LONG TERM DEBT...............................        377,308        169,303

DEFERRED INCOME TAXES........................                         5,167
OTHER LONG-TERM OBLIGATIONS..................         20,340            158
MINORITY INTERESTS IN EQUITY OF CONSOLIDATED
     SUBSIDIARIES............................         16,844          2,543

COMMITMENTS AND CONTINGENT LIABILITIES
(NOTE 13)....................................

STOCKHOLDERS' EQUITY:
     Common stock, $.01 par; 60,000,000
        shares authorized; 24,333,333
        shares issued and outstanding in
        1996 and 1995........................            243            243
     Capital in excess of par................         71,865         71,865
     Retained earnings.......................            593         25,432
                                                 -----------    -----------
            Total stockholders' equity.......         72,701         97,540
                                                 -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...       $532,159       $309,882
                                                 -----------    -----------
                                                 -----------    -----------


          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In Thousands, Except Per Share Data)



                                                YEARS ENDED DECEMBER 31,
                                        -----------------------------------------
                                           1996           1995           1994
                                        -----------    -----------   ------------

REVENUES:
     Casino.........................    $   228,388    $   237,613    $   138,425
     Admissions.....................          2,759         15,300         12,177
     Food, beverage and other.......         29,212         18,537         12,036
                                        -----------    -----------    -----------

                                            260,359        271,450        162,638
     Less promotional allowances....        (15,542)       (18,759)        (9,593)
                                        -----------    -----------    -----------
Net revenues........................        244,817        252,691        153,045
                                        -----------    -----------    -----------

COSTS AND EXPENSES:
     Casino.........................        121,004        117,284         65,176
     Food, beverage and other.......         23,769         17,242         11,876
     Other operating expenses.......         19,111         15,616          8,486
     Selling, general and
      administrative................         52,048         47,549         24,906
     Depreciation and
      amortization..................         22,416         20,450          9,846
     Development and
      preopening costs..............         12,365          3,411          9,761
     Notes receivable write-off.....                         3,477
     Lease termination costs........          3,508
     Referendum expenses............          1,347
                                       ------------    -----------    -----------
                                            255,568        225,029        130,051
                                       ------------    -----------    -----------
(LOSS) INCOME FROM OPERATIONS               (10,751)        27,662         22,994
                                       ------------    -----------    -----------

OTHER INCOME (EXPENSE):
     Interest income................          4,235            436          1,081
     Interest expense...............        (34,842)       (14,708)        (8,182)
                                        -----------    -----------    -----------
                                            (30,607)       (14,272)        (7,101)
                                        -----------    -----------    -----------
(Loss) income before income taxes,
     minority interests
     and extraordinary item                 (41,358)        13,390         15,893
Income tax benefit (expense)                 14,418         (6,621)        (6,453)
Minority interests                            2,991            184            195
                                        -----------    -----------    -----------
Net (loss) income before
 extraordinary item.................        (23,949)         6,953          9,635
Extraordinary loss on
 extinguishment of debt (net of
 income tax benefit of $594)........           (890)
                                        -----------    -----------    -----------
Net (loss) income                        $  (24,839)   $     6,953    $     9,635
                                        -----------    -----------    -----------
                                        -----------    -----------    -----------

(Loss) income before
 extraordinary item per share.......          $(.98)          $.29           $.40
Extraordinary loss on
 extinguishment of debt per
 share (net of income tax
 benefit of $.02)...................           (.04)
                                        -----------    -----------    -----------
Net (loss) income per share                  $(1.02)          $.29           $.40
                                        -----------    -----------    -----------
                                        -----------    -----------    -----------



          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)



                                                           YEARS ENDED DECEMBER 31,
                                                  -------------------------------------------
                                                       1996           1995           1994
                                                 --------------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income............................... $   (24,839)       $    6,953    $    9,635

Adjustments to reconcile net (loss) income
 to net cash (used in) provided from
 operating activities:
     Depreciation...............................      21,501            19,593         9,728
     Amortization...............................       2,660             2,287           724
     Deferred income taxes......................      (5,426)            4,381           830
     Notes receivable write-off.................                         3,477
     Gain on sale of assets.....................        (153)
     Minority interests.........................      (2,991)             (184)
     Lease termination costs....................       1,941
     Extraordinary item.........................         890
     Changes in operating assets and
      liabilities (net of the effects of
      the purchase of Jazz Enterprises, Inc.
      in 1995)..................................
      Accounts receivable.......................       1,279              (289)       (2,387)
      Other current assets......................      (2,803)             (699)       (1,198)
      Deposits..................................         770
      Accounts payable..........................       3,011            12,058         1,761
      Accrued liabilities.......................       5,614             2,810         5,405
      Income taxes receivable...................      (8,914)             (823)          285
                                                 -----------       -----------   -----------
        Net cash (used in) provided from
         operating activities...................      (7,460)           49,564        24,783
                                                 -----------       -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Sales of marketable securities.............       1,952               548         4,250
     Purchases of marketable securities.........        (126)
     Proceeds from sales of property
      and equipment.............................         153
     Increase in notes receivable...............                        (5,178)       (9,606)
     Purchases of property and equipment........     (97,409)          (71,854)     (112,013)
     Goodwill...................................                        (9,388)
     Other......................................         171              (772)       (1,345)
     Restricted cash held by trustees...........     (84,551)
                                                 -----------       -----------   -----------
       Net cash used in investing activities....    (179,810)          (86,644)     (118,714)
                                                 -----------       -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt...     235,000                         115,000
     Proceeds from line of credit...............      44,500            49,500
     Repayment of line of credit................     (90,000)           (4,000)
     Payments on installment contracts..........      (2,991)           (6,268)       (3,124)
     Payments on long-term debt.................      (2,191)             (186)       (3,901)
     Increase in deferred finance costs.........      (9,716)           (2,441)       (4,775)
     Proceeds from partner loans................      23,197
     Capital contributions from partner.........      19,044             1,718
     Other......................................      (7,448)           (3,375)        1,618
                                                 -----------       -----------   -----------
       Net cash provided from financing
        activities..............................     209,395            34,948       104,818
                                                 -----------       -----------   -----------
     Net increase (decrease) in cash and
      cash equivalents..........................      22,125            (2,132)       10,887
     Cash and cash equivalents,
      beginning of year.........................      16,159            18,291         7,404
                                                 -----------       -----------   -----------
     Cash and cash equivalents, end of year.....     $38,284           $16,159       $18,291
                                                 -----------       -----------   -----------
                                                 -----------       -----------   -----------



          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In Thousands, Except Share Data)




                                                                                                       TOTAL
                                                         COMMON        CAPITAL IN     RETAINED     STOCKHOLDERS'
                                          SHARES          STOCK       EXCESS OF PAR   EARNIINGS        EQUITY
                                        ----------    -----------     -------------   ---------    ------------


Balance, December 31, 1993 . . . .      24,333,333         $  243        $71,865        $ 8,844        $80,952
Net income . . . . . . . . . . . .                                                        9,635          9,635
                                        ----------     ----------     ----------     ----------     ----------
Balance, December 31, 1994 . . . .      24,333,333            243         71,865         18,479         90,587
  Net income . . . . . . . . . . .                                                        6,953          6,953
                                        ----------     ----------     ----------     ----------     ----------
Balance, December 31, 1995 . . . .      24,333,333            243         71,865         25,432         97,540
  Net loss . . . . . . . . . . . .                                                      (24,839)       (24,839)
                                        ----------     ----------     ----------     ----------     ----------
Balance, December 31, 1996 . . . .      24,333,333         $  243        $71,865        $   593        $72,701
                                        ----------     ----------     ----------     ----------     ----------
                                        ----------     ----------     ----------     ----------     ----------


          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In Thousands, Except Share and Per Share Data)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Argosy Gaming Company (collectively with its subsidiaries, "Argosy" or "Company") is engaged in the business of providing casino style gaming and related entertainment to the public and, through its subsidiaries, operates riverboat casinos in Alton, Illinois; Lawrenceburg, Indiana; Riverside, Missouri; Baton Rouge, Louisiana; and Sioux City, Iowa. Indiana Gaming Company, L.P., ("Indiana Partnership") a limited partnership in which the Company is general partner and holds a 57.5% partnership interest, opened a riverboat casino and related entertainment and support facilities at a temporary site in Lawrenceburg, Indiana on December 10, 1996. The Indiana Partnership is developing its permanent facility which is expected to open in December 1997.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and
accompanying notes.  Actual results could differ from those estimates.   The
consolidated financial statements include the accounts of Argosy and its controlled subsidiaries and partnerships. All significant intercompany transactions have been eliminated. Under certain conditions, subsidiaries are required to obtain approval from state gaming authorities before making distributions to Argosy.

     CASH AND CASH EQUIVALENTS -- The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES -- Marketable securities, classified as available for sale, are recorded at fair market value which approximates cost.

     PROPERTY AND EQUIPMENT -- Property and equipment is recorded at cost. Leasehold improvements are amortized over the life of the respective lease. Depreciation is computed on the straight-line method over the following estimated useful lives:

          Buildings and shore improvements                  5 to 31 years
          Riverboats, docks and improvements                5 to 20 years
          Furniture, fixtures and equipment                 5 to 10 years

                              ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 (In Thousands, Except Share and Per Share Data)


          DEFERRED FINANCE COSTS -- Deferred finance costs are amortized over the life of the respective loans using the effective interest method.

          GOODWILL AND OTHER INTANGIBLE ASSETS -- Goodwill represents the cost in excess of fair value of net assets acquired, and is amortized over 40 years. Other intangible assets, primarily payments to cities, are amortized over the lives of the respective leases or development agreements including extensions.

          CASINO REVENUES AND PROMOTIONAL ALLOWANCES -- The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. The retail value of admissions and food and beverage, which were provided to customers without charge, has been included in revenues, and a corresponding amount has been deducted as promotional allowances. The estimated cost of providing promotional allowances has been included in costs and expenses as follows:

                                         YEARS ENDED DECEMBER 31,
                                --------------------------------------
                                  1996           1995           1994
                                --------       --------       --------
Admissions. . . . . . . . . .   $    505       $  4,601       $  3,399
Food, beverage and other. . .      4,054          2,989          2,775

     ADMISSIONS REVENUE -- Admissions revenue is recognized at the time the related service is performed.

     ADVERTISING COSTS -- The Company expenses advertising costs as incurred. Advertising expense was $9,192, $7,908, and $4,448 in 1996, 1995 and 1994
respectively.

     DEVELOPMENT AND PREOPENING COSTS -- Development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred, as there can be no assurance that such costs, if capitalized, would be realizable. Preopening costs are expensed as incurred.

     RECLASSIFICATIONS -- Certain amounts in prior years' financial statements have been reclassified to conform to the 1996 presentation.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


2.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:
                                                           DECEMBER 31,
                                                    --------------------------
                                                      1996               1995
                                                    --------           --------

     Land.........................................  $ 40,252          $ 18,828
     Buildings, leasehold and shore improvements..    92,256            14,449
     Riverboats, docks and improvements...........   122,555           113,707
     Furniture, fixtures and equipment............    67,198            48,936
     Construction in progress.....................    39,283            77,188
                                                    --------          --------
                                                     361,544           273,108
     Less accumulated depreciation and
      amortization................................   (47,064)          (33,628)
         Net property and equipment...............  $314,480          $239,480
                                                    --------          --------
                                                    --------          --------


3.   LONG-TERM DEBT

     Long-term debt consists of the following:
                                                           DECEMBER 31,
                                                    --------------------------
                                                      1996               1995
                                                    --------           --------

     First mortgage notes due June 1, 2004,
      interest payable semi-annually at 13 1/4%... $ 235,000         $

     Convertible subordinated notes due
      June 1, 2001, convertible into common
      stock at $17.70 per share, interest
      payable semi-annually at 12%................   115,000           115,000

     Senior secured line of credit................                      45,500

     Notes payable, principal and interest
      payments due quarterly through September
      2015, discounted at 10.5%...................     7,011             9,202

     Loans from partner, principal due in equal
      annual installments through 2004, interest
      payable at prime + 6%.......................    23,197
                                                    --------          --------
                                                     380,208           169,702
     Less:  current maturities....................     2,900               399
                                                    --------          --------
     Long-term debt, less current maturities...... $ 377,308          $169,303
                                                    --------          --------
                                                    --------          --------

     On June 5, 1996 the Company issued $235,000 of First Mortgage Notes due 2004 ("Mortgage Notes"). The Mortgage Notes are senior obligations of the Company secured by substantially all of its assets, except the assets of the Indiana Partnership.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


     The Mortgage Notes contain certain restrictions on the payment of dividends on the Company's common stock and the occurrence of additional indebtedness, as well as other covenants customary in senior secured financings. Under terms of the indenture governing the Mortgage Notes, Argosy is required to make offers to purchase notes, at 101, at an amount equal to 50% of the proceeds from certain distributions, above specified levels, received from the Indiana Partnership.
In addition, $94,300 of the proceeds of the Mortgage Notes were initially placed in a disbursement account which can only be used to fund the company's obligations for the construction of the Lawrenceburg project. Approximately $69,600 of this amount remains and is included in restricted cash and cash equivalents at December 31, 1996.

     The Company used a portion of the proceeds from the issuance of the Mortgage Notes to repay and terminate its senior secured line of credit ("Line of Credit"). In connection with this early termination of the Line of Credit, the Company expensed approximately $1,484 of deferred finance costs ($890 net of tax).

     The convertible subordinated notes ("Notes") are convertible into common stock at any time and may be redeemed by the Company on or after June 1, 1997, in whole or in part, at specified percentages of principal plus accrued and unpaid interest to the date of redemption. The Notes are subordinated to prior payment in full of all senior indebtedness as defined, including such indebtedness incurred in the future.

     Interest expense for the years ended December 31, 1996, 1995 and 1994 was $34,842 (net of $3,033 capitalized), $14,708 (net of $3,203 capitalized) and $8,182 (net of $1,665 capitalized), respectively.

     Maturities of long-term debt at December 31, 1996 are as follows:


                    1997...............................     $    2,900
                    1998...............................          2,900
                    1999...............................          2,900
                    2000...............................          3,191
                    2001...............................        118,570
                    Thereafter.........................        249,747


4.   OTHER LONG-TERM OBLIGATIONS

     Included in Other long-term obligations is approximately $20,000 representing the remaining grants and infrastructure payments due from the Indiana Partnership under terms of a development agreement with the City of Lawrenceburg. Argosy's portion of this obligation will be funded from the Lawrenceburg disbursement account.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


5.   INCOME TAXES

Income tax benefit (expense) for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                        1996           1995           1994
                                     -----------    -----------    -----------

     CURRENT:
        Federal....................  $    7,877     $   (1,522)    $   (4,316)
        State......................       1,117           (760)        (1,307)
                                     ----------     ----------     ----------
                                          8,994         (2,282)        (5,623)
                                     ----------     ----------     ----------
     DEFERRED:
        Federal....................       4,173         (3,704)          (815)
        State......................       1,251           (635)           (15)
                                     ----------     ----------     ----------
                                          5,424         (4,339)          (830)
                                     ----------     ----------     ----------
     Income tax benefit (expense)    $   14,418     $   (6,621)    $   (6,453)
                                     ----------     ----------     ----------
                                     ----------     ----------     ----------

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 differs from that computed at the federal statutory corporate tax rate as follows:

                                              1996          1995        1994
                                             --------     --------    --------

    Federal statutory rate................     (35.0) %      35.0 %       35.0 %
    State income taxes, net of federal
       benefit............................      (2.5)         6.8          5.0
    Prior year taxes......................                    4.4
    Goodwill amortization.................       0.5          0.9
    Tax-exempt interest income............                                (0.7)
    Other, net............................       2.1          2.3          1.3
                                            ---------     --------    --------
                                               (34.9) %      49.4 %       40.6 %
                                            ---------     --------    --------
                                            ---------     --------    --------

     The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                                        1996           1995
                                                    ----------      ---------
     Depreciation.................................. $ (11,605)      $ (8,684)
     Preopening....................................     8,086          4,609
     Benefit of net operating loss carry forward...     6,464
     Other, net....................................      (390)            875
                                                     ---------      ---------
                                                        2,555         (3,200)
     Valuation allowance                                 (924)          (595)
                                                     ---------      ---------
     Net deferred tax asset (liability)                $1,631        $(3,795)
                                                     ---------      ---------
                                                     ---------      ---------

     The valuation allowance relates to deferred tax assets established under SFAS 109 for net operating loss carry forwards of approximately $6,500. These unutilized loss carry forwards, which will expire through 2011, will be carried forward to future years for possible utilization.


6.   SUPPLEMENTAL CASH FLOW INFORMATION

     The Company acquired equipment in the amounts of $5,191, $1,681 and $9,564 in 1996, 1995 and 1994, respectively, which was financed through installment contracts.

     The Company paid $33,302, $16,052 and $8,220 for interest, and $332, $3,105 and $5,325 for income taxes in 1996, 1995 and 1994 respectively.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


7 .  LEASES

     Future minimum lease payments for operating leases with initial terms in excess of one year as of December 31, 1996 are as follows:

YEARS ENDING DECEMBER 31,
-------------------------

1997  ......................................................     $    3,336
1998  ......................................................            983
1999  ......................................................            738
2000  ......................................................            521
2001  ......................................................            411
Thereafter  ................................................         15,350

     Rent expense for the years ended December 31, 1996, 1995 and 1994 was $6,204, $4,947, and $2,221, respectively.


8.   STOCK OPTION PLANS

     The Company adopted the Argosy Gaming Company Stock Option Plan, as amended ("Stock Option Plan"), which provides for the grant of non-qualified stock options for up to 2,500,000 shares of common stock to key employees of the Company. These options expire ten years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1996, options for 1,033,253 shares are exercisable under the Stock Option Plan.

     The Company also has adopted the Argosy Gaming Company 1993 Directors Stock Option Plan ("Directors Option Plan"), which provides for a total of 50,000 shares of common stock to be authorized and reserved for issuance. The Directors Option Plan provides for the grant of non-qualified stock options at fair market value to non-employee directors of the Company as of the date such individuals become directors of the Company. These options expire five years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1996, options for 19,000 shares are exercisable under the Directors' Option Plan.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


     A summary of stock option activity is as follows:


                                               STOCK OPTION PLAN                   DIRECTORS OPTION PLAN
                                      ---------------------------------      --------------------------------
                                                         OPTION PRICE                            OPTION PRICE
                                         SHARES           PER SHARE              SHARES           PER SHARE
                                      ------------     ---------------       -------------     --------------

Outstanding, December 31, 1993             147,158     $19.00 - $19.38              18,000              $19.00
     Granted...................          2,200,000              $16.75
     Forfeited.................            (1,196)     $19.00 - $19.38             (3,000)              $19.00
                                      ------------                            ------------
Outstanding, December 31, 1994           2,345,962     $16.75 - $19.38              15,000              $19.00
     Granted...................            150,000              $16.75               6,000              $11.50
     Forfeited.................           (50,709)     $16.75 - $19.38
                                      ------------                            ------------
Outstanding, December 31, 1995           2,445,253     $16.75 - $19.38              21,000     $11.50 - $19.00
     Forfeited.................           (10,000)              $16.75
                                      ------------                            ------------
Outstanding, December 31, 1996           2,435,253     $16.75 - $19.38              21,000     $11.50 - $19.00
                                      ============                            ============


     The Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based Compensation. Accordingly, no compensation expense has been recognized for either stock option plan. The compensation expense related to the 1995 stock option grants was zero.


9.  EMPLOYEES BENEFIT PLAN

     The Company established a 401(k) defined-contribution plan which covers substantially all of its full-time employees. Participants can contribute a maximum of 10% of their eligible salaries (as defined) subject to limits, as determined by provisions of the Internal Revenue Code, and the Company will match 100% of participants' contributions up to 5% of their eligible salaries. Expense recognized under the Plan was approximately $1,546, $1,708 and $587 in 1996, 1995 and 1994, respectively.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


10.  SUBSIDIARY GUARANTORS

     On June 5, 1996, the Company issued the Mortgage Notes in a private placement transaction. In October 1996, the Company exchanged all of the outstanding privately placed Mortgage Notes for a like amount of identical Mortgage Notes registered with the Securities and Exchange Commission. The Mortgage Notes rank senior in right of payment to all existing and future indebtedness of the Company.

     The Mortgage Notes are unconditionally guaranteed, on a joint and several basis, by the following wholly-owned subsidiaries of the Company: Alton Gaming Company; The Missouri Gaming Company; The St. Louis Gaming Company; Iowa Gaming Company; Jazz Enterprises, Inc., Argosy of Louisiana, Inc.; Catfish Queen Partnership in Commendam; and The Indiana Gaming Company (the "Guarantors").
The Mortgage Notes are secured, subject to certain prior liens, by a first lien on (i) substantially all of the assets of the Company including the assets used in the Company's Alton, Riverside, Baton Rouge and Sioux City operations, (ii) a pledge of all the capital stock of, and partnership interests in, the Company's subsidiaries, excluding the Company's partnership interest in its Sioux City property, (iii) a pledge of the intercompany notes payable to the Company from its subsidiaries and (iv) an assignment of the proceeds of the management agreement relating to the Lawrenceburg casino project. The collateral for the Mortgage Notes does not include assets of the Indiana Partnership.

     The following tables present summarized balance sheet information of the Company as of December 31, 1996 and 1995, and summarized operating statement information for the years ended December 31, 1996, 1995 and 1994. The column labeled "Parent Company" represents the holding company for each of the Company's direct subsidiaries, the column labeled "Guarantors" represents each of the Company's direct subsidiaries, all of which are wholly-owned by the parent company, and the column labeled "Non-Guarantors" represents the partnerships which operate the Company's casinos in Sioux City and in Lawrenceburg. The Company believes that separate financial statements and other disclosures regarding the Guarantors, except as otherwise required under Regulation S-X, are not material to investors.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


     Summarized balance sheet information as of December 31, 1996 and 1995, is as follows:



                                                              DECEMBER 31, 1996
                                 ------------------------------------------------------------------------
                                    PARENT                         NON-
                                    COMPANY      GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                 -------------  -------------  ------------   ------------   ------------
ASSETS:
     Current assets...........   $     29,353    $    25,301    $    13,191   $    (9,004)     $   58,841
     Non-current assets.......        403,873        314,287        119,727      (364,569)        473,318
                                 ------------    -----------    -----------    -----------     ----------
                                 $    433,226    $   339,588    $   132,918   $  (373,573)     $  532,159
                                 ------------    -----------    -----------    -----------     ----------
                                 ------------    -----------    -----------    -----------     ----------

LIABILITIES AND EQUITY:
     Current liabilities......   $     10,525    $    26,939    $    20,630   $   (13,128)     $   44,966
     Non-current liabilities..        350,000        267,428         78,856      (281,792)        414,492
     Stockholders' equity.....         72,701         45,221         33,432       (78,653)         72,701
                                 ------------    -----------    -----------     ----------     ----------
                                 $    433,226    $   339,588    $   132,918   $  (373,573)     $  532,159
                                 ------------    -----------    -----------    -----------     ----------
                                 ------------    -----------    -----------    -----------     ----------


                                                              DECEMBER 31, 1995
                                  ------------------------------------------------------------------------
                                     PARENT                         NON-
                                     COMPANY      GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                  -------------  -------------  ------------   ------------   ------------

ASSETS:
     Current assets...........    $     5,998    $    23,567    $     2,904   $    (3,977)    $    28,492
     Non-current assets.......        259,670        260,517         21,140      (259,937)        281,390
                                  -----------    -----------    -----------    -----------    -----------
                                  $   265,668    $   284,084    $    24,044   $  (263,914)    $   309,882
                                 ------------    -----------    -----------    -----------     ----------
                                 ------------    -----------    -----------    -----------     ----------

LIABILITIES AND EQUITY:
     Current liabilities......    $     6,648    $    27,316    $     3,861   $    (2,496)    $    35,329
     Non-current liabilities..        161,480        192,681          3,401      (180,549)        177,013
     Stockholders' equity.....         97,540         64,087         16,782       (80,869)         97,540
                                  -----------    -----------    -----------    -----------    -----------
                                     $265,668       $284,084        $24,044     $(263,914)       $309,882
                                 ------------    -----------    -----------    -----------     ----------
                                 ------------    -----------    -----------    -----------     ----------


                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


     Summarized operating statement information for the years ended December 31, 1996, 1995 and 1994, is as follows:


                                                          YEAR ENDED DECEMBER 31, 1996
                                  ------------------------------------------------------------------------
                                     PARENT                         NON-
                                     COMPANY       GUARANTORS   GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                  ------------    -----------   ----------    -------------  -------------

Net revenues..................    $     4,875    $   211,319    $    24,299    $     4,324    $   244,817
Costs and expenses............         16,043        209,955         35,552         (5,982)       255,568
Net interest  expense.........         22,177          7,176            738            516         30,607
Net (loss) income.............        (24,839)        (2,297)       (15,718)         18,015       (24,839)


                                                          YEAR ENDED DECEMBER 31, 1995
                                  ---------------------------------------------------------------------
                                    PARENT                         NON-
                                    COMPANY      GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                  ----------    ------------   -------------  -------------  -------------

Net revenues..................    $     4,071    $   233,205    $    21,994   $    (6,579)    $   252,691
Costs and expenses............         14,161        195,517         21,930        (6,579)        225,029
Net interest expense..........          8,964          5,185            123                        14,272
Net income (loss).............          6,953         18,101            (59)      (18,042)          6,953

                                                          YEAR ENDED DECEMBER 31, 1994
                                  ---------------------------------------------------------------------
                                    PARENT                          NON-
                                    COMPANY       GUARANTORS     GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                  ------------   ------------    -----------   ------------   ------------

Net revenues..................    $     4,844     $  152,654     $                $(4,453)       $153,045
Costs and expenses............          9,521        124,144            839        (4,453)        130,051
Net interest income
 (expense)....................          6,620            481                                        7,101
Net income (loss).............          9,635         17,252           (839)      (16,413)          9,635


11. PURCHASE OF JAZZ ENTERPRISES, INC.

     Effective May 30, 1995 the Company acquired 100% of the stock of Jazz Enterprises, Inc. ("Jazz"), formerly a 10% partner in the Company's Baton Rouge, Louisiana riverboat casino. The acquisition was accounted for as a purchase.

     Terms of the transaction allowed the Company to acquire Jazz's 10% limited partnership interest in the Company's Baton Rouge casino and all of Jazz's interest in the Catfish Town real estate development.

     Under terms of the purchase agreement, the Company made initial cash payments to Jazz totalling $8,500 and is required to make additional payments of $1,350 annually for ten years, and payments of $500 annually for the following ten years. The net present value of these additional payments was approximately $9,400 assuming a discount rate of 10.5%, and is included in long-term debt in the accompanying balance sheets. In addition, the Company forgave loans to Jazz and its principals of approximately $20,700 and assumed certain construction obligations, ordinary course accounts payable and other liabilities totalling approximately $7,300, and paid expenses of approximately $900. Under terms of the Purchase Agreement substantially all other obligations of Jazz existing at the time of the purchase remain the responsibility of the former owners of Jazz.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


     The table below sets forth the pro forma historical operating results of the Company for the years ended December 31, 1995 and 1994, giving effect to the acquisition as if the acquisition occurred on January 1, 1994. The Company's fiscal year end is December 31 and Jazz's year end is February 28. The pro forma operating results of the years ended December 31, 1995 and 1994 were prepared using the Company's operating results for the years ended December 31, 1995 and 1994, and Jazz's operating results for period January 1, 1995 through May 30, 1995 (the effective date which Jazz became a wholly owned subsidiary of the Company), and year ended February 28, 1995. Jazz's revenues and net loss for the months of January and February 1995 are immaterial.

                                                       YEARS ENDED
                                                       DECEMBER 31,
                                                  1995            1994
                                             -------------   -------------
                                                       (UNAUDITED)

     Net revenues.......................     $  252,719       $   153,862
     Income from operations.............         26,762            18,746
     Interest expense...................         15,480            10,156

     Net income.........................          5,712             5,393
     Net income per share...............            .23               .22

     The pro forma condensed statements of operations are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates.


12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments at December 31, 1996 are as follows:

                                             CARRYING
                                               AMOUNT            FAIR VALUE
                                          ------------------------------------

     Cash and cash equivalents..........  $       38,284       $      38,284
     Marketable securities..............             126                 126
     First mortgage notes...............         235,000             220,266
     Convertible subordinated notes.....         115,000              92,575
     Other..............................          30,208              30,208


     The fair value of the first mortgage notes and the convertible subordinated notes are based on quoted market prices. Market quotes for the fair value of the remainder of the Company's debt are not available.

                             ARGOSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                (In Thousands, Except Share and Per Share Data)


13.  COMMITMENTS AND CONTINGENT LIABILITIES

     LAWRENCEBURG, INDIANA DEVELOPMENT--On June 30, 1995 the Indiana Partnership was awarded a preliminary suitability certificate from the Indiana Gaming Commission to develop a riverboat casino project on the Ohio River in Lawrenceburg, Indiana. The Company is a 57.5% general partner in the Indiana Partnership. On December 10, 1996 the Indiana Partnership was awarded a gaming license and commenced operations at a temporary facility. The Indiana Partnership is in the process of constructing its permanent facility which is expected to open in December 1997.

     Provisions of the partnership agreement governing the Indiana Partnership stipulate that capital contributions up to a total project cost of $225 million, will be made on the same basis as the partners' equity ownership with any excess project cost being the sole responsibility of the Company. Funding for the Indiana Partnership is to be provided by capital equity contributions for the first $52,500 and capital loans by the partners for the balance.

     Under terms of the Lawrenceburg partnership agreement, after the third anniversary date of commencement of operations at the Lawrenceburg casino, each limited partner has the right to sell its interest to the other partners (pro rata in accordance with their respective percentage interests). In the event of this occurrence, if the partners cannot agree on a selling price, the Indiana Partnership will be sold in its entirety.

     The completion of the permanent facility is subject to the satisfaction of numerous conditions. The Indiana Partnership must obtain numerous permits and licenses. In addition, the Company must complete the construction of its permanent gaming facilities, which must be open within 12 months of the opening of the temporary casino. There can be no assurance that this schedule will be met.

     OTHER--A predecessor entity to the Company ("Predecessor"), as a result of a certain shareholder loan transaction, could be subject to federal and certain state income taxes (plus interest and penalties, if any) if it is determined that it failed to satisfy all of the requirements of the S-Corporation provisions of the Internal Revenue Code relating to the prohibition concerning a second class of stock.

     An audit is currently being conducted by the Internal Revenue Service ("IRS") of the Company's federal income tax returns for the 1992 and 1993 tax years and the IRS has identified the S-Corporation status as one of the issues, although the IRS has yet to make a formal claim of deficiency. If the IRS successfully challenges the Predecessor's S-Corporation status, the Company would be required to pay federal and certain state income taxes on the Predecessor's taxable income from the commencement of its operations until February 25, 1993 (plus interest and penalties, if any, thereon until the date of payment). If the Predecessor was required to pay federal and state income taxes on its taxable earnings through February 25, 1993, such payments could amount to approximately $12,600, including interest through December 31, 1996, but excluding penalties, if any. While the Company believes the Predecessor has legal authority for its position that it is not subject to federal and certain state income taxes because it met the S-Corporation requirements, no assurances can be given that the Predecessor's position will be upheld. This contingent liability could have a material adverse effect on the Company's results of operations, financial condition and cash flows. No provision has been made for this contingency in the accompanying consolidated financial statements.

     The Company is subject, from time to time, to various legal and regulatory proceedings, in the ordinary course of business. The Company believes that current proceedings will not have a material effect on the

                              AGROSY GAMING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                 (In Thousands, Except Share and per Share Data)


financial condition of the Company.



14.  QUARTERLY FINANCIAL INFORMATION (unaudited)

                                                  FIRST         SECOND          THIRD         FOURTH
                                                  -----         ------          -----         ------

1996:
Net revenues . . . . . . . . . . . . . .        $62,689        $63,265        $60,022        $58,841
Income (loss) from operations(a) . . . .          1,912            103         (3,748)        (9,018)
Other expense, net . . . . . . . . . . .          4,121          6,785         10,251          9,450
Loss before extraordinary item . . . . .                        (3,931)
Loss per share before extraordinary item                          (.16)
Net loss(b). . . . . . . . . . . . . . .         (1,047)        (4,821)        (7,708)       (11,263)
Net loss per share . . . . . . . . . . .           (.04)          (.20)          (.32)          (.46)

1995:
Net revenues . . . . . . . . . . . . . .        $60,374        $65,162        $66,637        $60,518
Income from operations(c). . . . . . . .          6,221         10,028          6,585          4,828
Other expense, net . . . . . . . . . . .          3,844          3,859          3,879          2,690
Net income . . . . . . . . . . . . . . .          1,468          3,312          1,654            519
Net income per share . . . . . . . . . .            .06            .14            .07            .02


(a) Income from operations for the second quarter of 1996 includes a charge of $3,508 related to lease termination costs associated with assets formerly used at the Riverside temporary facility.

(b) Net loss for the second quarter of 1996 includes an after tax charge of $890 related to an extraordinary item for the early extinguishment of a line of credit.

(c) Income from operations for the third quarter of 1995 includes a charge of $3,477 related to the write off of a note receivable.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS

ARGOSY GAMING COMPANY

     We have audited the accompanying consolidated balance sheets of Argosy Gaming Company as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argosy Gaming Company at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Chicago, Illinois
February 6, 1997


ADDITIONAL CORPORATE INFORMATION

OFFICERS                                                                        TRANSFER AGENTS AND REGISTRARS

H. STEVEN NORTON                                                                COMMON STOCK
PRESIDENT AND CHIEF OPERATING OFFICER                                           The Harris Trust and Savings Bank
                                                                                Chicago, Illinois
JOSEPH G. URAM
EXECUTIVE VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER                 CONVERTIBLE NOTES
                                                                                Bank One Ohio Trust Company, NA
PATSY S. HUBBARD                                                                Columbus, Ohio
CORPORATE SECRETARY
                                                                                FIRST MORTGAGE NOTES
BOARD OF DIRECTORS                                                              First National Bank of Commerce
                                                                                New Orleans, Louisianna
WILLIAM F. CELLINI
CHAIRMAN OF THE BOARD OF ARGOSY GAMING COMPANY
CHIEF EXECUTIVE OFFICER OF NEW FRONTIER GROUP                                   STOCK INFORMATION

EDWARD F. BRENNAN                                                               The Company's common stock, convertible notes
PRINCIPAL IN THE LAW FIRM OF BRENNAN, CATES AND CONSTANCE                       and first mortgage notes are traded on the New York
                                                                                Stock Exchange. The common stock ticker symbol is
                                                                                "AGY"; the convertible notes ticker symbol is
GEORGE L. BRISTOL(1)                                                            "AGY01"; and the first mortgage notes ticker
PRESIDENT OF GLB, INC.                                                          symbol is "AGY04." Daily trading information is
                                                                                listed in the stock and bond tables carried by
FELIX LANCE CALLIS(2)                                                           major newspapers.
PARTNER WITH LAW FIRM OF CALLIS, PAPA, JENSEN, JACKSTADT & HALLORAN P.C.
                                                                                ANNUAL SHAREHOLDERS' MEETING
JIMMIE F. GALLAGHER(1), (2)
RETIRED CASINO EXECUTIVE                                                        The Annual Meeting of Argosy Gaming Company
                                                                                will be held Tuesday, April 22, 1997, in the North
WILLIAM J. MCENERY(1)                                                           Depot Ballroom at Catfish Town, 103 France Street,
PRESIDENT OF GAS CITY LTD.                                                      Baton Rouge, Louisiana. All stockholders are
PRESIDENT OF BELL VALLEY FARMS INC.                                             cordially invited to attend.
PRESIDENT OF A.D. CONNOR INC.
                                                                                INVESTOR RELATIONS
JOHN B. PRATT, SR.(1), (2)
ATTORNEY AT LAW                                                                 Inquiries and requests regarding the Annual Report
                                                                                or other materials should be directed to:
(1) MEMBER OF THE AUDIT COMMITTEE
(2) MEMBER OF THE COMPENSATION COMMITTEE                                        G. DAN MARSHALL
                                                                                VICE PRESIDENT AND
ANNUAL REPORT ON FORM 10-K                                                      DIRECTOR OF INVESTOR RELATIONS
Argosy Gaming Company will be pleased to make its
Annual Report on Form 10-K, filed with the Securities                           Argosy Gaming Company
and Exchange Commission (SEC), available to stockholders                        219 Piasa Street
without charge on written request to the Director of                            Alton, Illinois 62002-6232
Investor Relations.                                                             (618) 474-7666

CORPORATE HEADQUARTERS      CORPORATE INFORMATION                               Look for Argosy Gaming Company on the Internet at:
                                                                                WWW.ARGOSYCASINOS.COM where we publish our
Argosy Gaming Company       GENERAL COUNSEL                                     quarterly earnings releases and other financial
219 Piasa Street            Winston & Strawn                                    news as well as copies of documents filed with the
Alton, Illinois 62002-6232  Chicago, Illinois                                   SEC.

                            INDEPENDENT AUDITORS
                            Ernst & Young LLP
                            Chicago, Illinois


CASINO LOCATIONS         Argosy offers customers gaming entertainment in five
                         distinct locations throughout America's heartland -- from Mississippi River casino operations in Alton, Illinois, and Baton Rouge, Louisiana, to Missouri River gaming facilities in Riverside, Missouri, and Sioux
                         City, Iowa, to the Company's newest attraction on the Ohio River in Lawrenceburg, Indiana.

------------------------------------------------------------------------------------------------------------------------------------
Item                                                      Item             Item
------------------------------------------------------------------------------------------------------------------------------------
       CASINO LOCATIONS                                      RESERVATIONS          GAMING OPTIONS

                                                          Individual       Big Six Wheel         Video: Poker, Keno
Venue                                                     (800) 336-7568   Blackjack
Alton Belle Casino                                                         Caribbean Stud Poker
                                                                           Craps
Address                                                   Group            Roulette
219 Piasa Street, Alton, IL 62002                         (800) 253-3423   Slots
                                                                           Progressive Slots
------------------------------------------------------------------------------------------------------------------------------------
                                                          Individual       Big Six Wheel         Pai Gow
                                                          (800) 270-7711   Blackjack             Mini-Baccarat
Venue                                                                      Caribbean Stud Poker  Slots
Argosy Casino at Riverside                                Group            Craps                 Progressive Slots
                                                          (800) 900-3423   Roulette              Video: Poker, Keno, Blackjack
Address                                                                    Let It Ride
777 Northwest Argosy Parkway, Riverside, MO 64150                          Poker
------------------------------------------------------------------------------------------------------------------------------------
                                                          Individual       Big Six Wheel         Progressive Slots
                                                          (800) 266-2692   Blackjack             Video: Poker, Keno
Venue                                                                      Caribbean Stud Poker  Free Million-Dollar Pull
Belle of Baton Rouge Casino                               Group            Craps
                                                          (800) 378-5825   Roulette
Address                                                                    Let It Ride
103 France Street, Baton Rouge, LA 70802                                   Slots
------------------------------------------------------------------------------------------------------------------------------------
                                                          Individual       Blackjack             Progressive Slots
                                                          (800) 778-3454   Caribbean Stud Poker  Video: Poker, Keno
Venue                                                                      Craps
Belle of Sioux City Casino                                Group            Roulette
                                                          (800) 778-3454   Let It Ride
                                                                           Poker
                                                                           Slots
Address

100 Larsen Park Drive, Sioux City, IA 51102
------------------------------------------------------------------------------------------------------------------------------------
                                                          Individual       Blackjack
                                                          (800) 700-4477   Caribbean Stud Poker
Venue                                                                      Craps
Argosy Casino Lawrenceburg                                Group            Roulette
                                                          (800) 600-9977   Slots
Address                                                                    Progressive Slots
777 East Eads Parkway, Lawrenceburg, IN 47025                              Video: Poker, Keno
------------------------------------------------------------------------------------------------------------------------------------


Design: The Falk Design Group, St. Louis, MO.
Photography: Galliher Photography, Fort Wayne, IN.
Printing: Reprox, St. Louis, MO.

[LOGO]
219 PLAZA STREET
ALTON, ILLINOIS 62002-6232