Form 10-K, Exhibit 13
period 1998-12-31
ARGOSY GAMING CO
filed 1999-03-19
CIK 895385

                                                                      Exhibit 13
--------------------------------------------------------------------------------


                                  ANNUAL REPORT

                                      1998





--------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



       OVERVIEW

         The Company, through its subsidiaries or joint ventures, owns and operates the Alton Belle Casino, in Alton, Illinois; the Argosy Casino in Riverside, Missouri; the Belle of Baton Rouge in Baton Rouge, Louisiana; the Belle of Sioux City in Sioux City, Iowa; and the Argosy Casino and Hotel in Lawrenceburg, Indiana. The Lawrenceburg casino opened at a temporary site in Lawrenceburg, Indiana on December 10, 1996, moved to and opened the permanent pavilion on December 10, 1997, and opened a hotel in May 1998.

         The Company's results of operations for the year ended December 31, 1998 were favorably impacted by improved performance at Lawrenceburg due to the opening of the permanent pavilion in December of 1997, and by improved performance in Alton, Baton Rouge, Riverside and Sioux City due to focused marketing efforts and operating efficiencies.

         The results of operations of the Company's Baton Rouge casino are significantly impacted by the imposition of a head tax. Under the terms of an agreement with the City of Baton Rouge, the Company is required to pay a head tax of $2.50 per passenger until such time as the Company commences construction of a hotel. Once construction commences, the head tax ceases and the Company would save approximately $3.0 million to $3.5 million annually. The Company is in negotiations with several developers pertaining to the construction of a hotel; however, no assurances can be given as to the timing of the development of a hotel or as to the required financial commitment of the Company. The Company's ability to recover the carrying amount of its long-lived assets in Baton Rouge is dependent on several factors including achieving anticipated operating results, the competitive environment, and the hotel development. If the Company is unable to develop the hotel or if the Company's operating results do not improve through cost efficiencies or following the elimination of video poker at competing outlets, management's evaluation of recoverability could change and the Company could record an impairment loss amounting to a substantial portion of its $115 million Baton Rouge investment.

         The Company has not recorded any federal tax expense on its 1998 net income or any federal tax benefit on its 1997 net loss, as the Company was in an operating loss carryforward position at December 31, 1998 and 1997.

                             ARGOSY GAMING COMPANY
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                                  (continued)
                                 (In Thousands)

                                                   YEARS ENDED DECEMBER 31,
                                                   ------------------------
                                              1998          1997         1996
                                              ----          ----         ----
CASINO REVENUES
Alton Belle Casino                        $  67,798     $  61,877     $  72,369
Argosy Casino Riverside                      71,955        61,750        82,247
Belle of Baton Rouge Casino                  46,828        47,628        51,007
Belle of Sioux City Casino                   22,572        20,667        18,835
Argosy Casino Lawrenceburg                  264,352       127,908         3,930
                                         ----------    ----------    -----------
     Total                                $ 473,505     $ 319,830     $ 228,388
                                         ----------    ----------    -----------
                                         ----------    ----------    -----------
NET REVENUES
Alton Belle Casino                        $  72,064     $  67,208     $  77,933
Argosy Casino Riverside                      76,960        66,548        88,473
Belle of Baton Rouge Casino                  49,054        50,436        53,420
Belle of Sioux City Casino                   23,526        21,672        19,887
Argosy Casino Lawrenceburg                  284,721       137,024         4,412
Other                                           343         1,195           692
                                         ----------    ----------    -----------
     Total                                $ 506,668     $ 344,083     $ 244,817
                                         ----------    ----------    -----------
                                         ----------    ----------    -----------
INCOME (LOSS) FROM OPERATIONS(1)
Alton Belle Casino                        $  13,850     $   7,489     $  12,240
Argosy Casino Riverside(3)                    5,369         2,481         9,410
Belle of Baton Rouge Casino(4)               (3,381)       (4,146)        3,507
Belle of Sioux City Casino                    1,919           848           295
Argosy Casino Lawrenceburg (5)               87,907        25,625           334
Jazz                                         (6,312)       (4,655)       (3,435)
Corporate (6)                                (9,990)      (11,432)      (14,207)
Other                                        (1,551)        1,701        (1,012)
                                         ----------    ----------    -----------
     Total                                $  87,811     $  17,911     $   7,132
                                         ----------    ----------    -----------
                                         ----------    ----------    -----------
EBITDA(1)(2)
Alton Belle Casino                        $  17,835     $  11,944     $  16,446
Argosy Casino Riverside (3)                  11,293         8,428        16,134
Belle of Baton Rouge Casino (4)               1,891         1,322         9,151
Belle of Sioux City Casino                    3,016         1,861         1,141
Argosy Casino Lawrenceburg (5)              100,474        36,547           712
Jazz                                         (3,633)       (2,301)       (2,053)
Corporate (6)                                (9,436)       (9,324)      (12,520)
Other                                          (193)        2,726           537
                                         ----------    ----------    -----------
     Total                                $ 121,247     $  51,203     $  29,548
                                         ----------    ----------    -----------
                                         ----------    ----------    -----------

(1) Income from operations and EBITDA are presented before consideration of any management fees paid to the Company and in the case of the Belle of Sioux City and the Argosy Casino Lawrenceburg before the 30% and 42.5% minority interests, respectively.

(2) "EBITDA" is defined as earnings before interest, taxes, depreciation and amortization and is presented before any management fees paid to Argosy. EBITDA should not be construed as an alternative to operating income, or net income (as determined in accordance with generally accepted accounting principles) as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing and financing activities (as an indicator of cash flow or a measure of liquidity). EBITDA is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance in the gaming industry and for companies with a significant amount of depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. The Company has other significant uses of cash flows, including debt service and capital expenditures, which are not reflected in EBITDA.

(3) Excludes $3,508 for the year ended December 31, 1996 related to lease termination costs in connection with assets formerly used at the Riverside temporary facility.

(4) Excludes operating expenses of $1,347 for the year ended December 31, 1996 related to referendum costs.

(5) Excludes preopening expenses of $11,528 for the year ended December 31, 1996.

(6) Excludes severance expenses of $1,750 and a loss of $9,600 in connection with a writedown of assets held for sale for the year ended December 31, 1997 and a charge of $1,500 in connection with the termination of a private debt placement for the year ended December 31, 1996.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         CASINO--Casino revenues for the year ended December 31, 1998, increased by 48.1% to $473.5 million from $319.8 million for the year ended December 31, 1997, due primarily to a $136.4 million increase in casino revenues at the Lawrenceburg casino, which generated total casino revenues of $264.4 million for the year ended December 31, 1998. The Company's other properties reported an aggregate 9.0% increase in casino revenues from $191.9 to $209.2 million. Specifically, Alton casino revenues increased from $61.9 to $67.8 million; Riverside casino revenues increased from $61.8 to $72.0 million; Sioux City casino revenues increased from $20.7 to $22.6 million, offset by a decrease in Baton Rouge casino revenues from $47.6 to $46.8 million.

         Casino expenses increased 35.3% to $221.7 million for the year ended December 31, 1998, from $163.9 million for the year ended December 31, 1997. This is primarily due to a $52.2 million increase in Lawrenceburg casino expenses associated with the overall increase in Lawrenceburg casino revenues. Casino expenses increased $4.6 million at Riverside in connection with the increase in casino revenues. Alton casino expenses decreased slightly while casino revenues increased 10%. This decrease in casino expenses in Alton is attributable to improved operating efficiencies and the implementation of cost reduction programs.

         ADMISSIONS--Admissions revenues (net of complimentary admissions) increased from $4.6 million in 1997 to $7.2 million in 1998 due to an increased number of customers at the Lawrenceburg casino.

         FOOD, BEVERAGE, AND OTHER--Food, beverage and other revenues increased from $34.8 million to $51.1 million for the year ended December 31, 1998, due to the expanded food and beverage facilities in Lawrenceburg. Food, beverage and other net profit improved $5.6 million to $10.5 million for the year ended December 31, 1998, due primarily to this increase in sales.

         The Lawrenceburg hotel, which opened in May 1998, contributed $2.5 million in net revenues and $0.7 million of operating profit. The hotel occupancy percentage was 73.5% and the average daily room rate was $79.

         OTHER OPERATING EXPENSES--Other operating expenses decreased from $28.7 million to $26.6 million for the year ended December 31, 1998, due primarily to a decrease at Lawrenceburg of $2.3 million related to renting the temporary vessel in 1997.

         SELLING, GENERAL AND ADMINISTRATIVE--Selling, general and administrative expenses increased 37.7% to $96.0 million for the year ended December 31, 1998, due primarily to an increase of $20.0 million at Lawrenceburg related to expanded marketing and operating costs of the larger facility, an increase of $2.3 million at Riverside due to expanded marketing efforts and a $1.4 million charge related to a writeoff of deferred lease costs at the Catfish Town real estate project in Baton Rouge. The increase in selling, general and administrative expenses was offset by a $1.5 million decrease at Baton Rouge related primarily to insurance costs.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization increased slightly to $33.4 million for the year ended December 31, 1998, from $33.3 million in 1997.

         INTEREST EXPENSE--Net interest expense increased $12.7 million to $53.9 million for the year ended December 31, 1998. The increase in interest expense is primarily attributable to a decrease of $7.3 million in the amount of capitalized interest due to the completion of the final phase of the Lawrenceburg project in June 1998, a weighted average increase of $11.0 million in the balance of partner loans related to the Lawrenceburg casino, and an equipment loan at the Indiana Partnership which was outstanding for the entire year of 1998.

         NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS--The Company reported net income attributable to common stockholders of $5.7 million for the year ended December 31, 1998 as opposed to a net loss of $40.2 million for the year ended December 31, 1997, due primarily to the factors discussed above. In addition, in 1998, the Company recorded $0.8 million in preferred dividends and accretion related to the sale of Preferred Stock and Warrants in June 1998. In 1997, the Company recorded pretax charges of $9.6 million relating to the write-down of assets held for sale and approximately $1.8 million in severance expenses. Due to its net operating loss position, the Company's effective tax rate for 1998 was 3.4%.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         CASINO--Casino revenues for the year ended December 31, 1997, increased to $319.8 million from $228.4 million for the year ended December 31, 1996, due to the opening of the Lawrenceburg casino, which generated $127.9 million of casino revenues, offset by decreased revenues at three of the Company's other properties. Alton casino revenues decreased from $72.4 to $61.9 million and Riverside casino revenues decreased from $82.2 to $61.8 million due to the effects of increased competition. Baton Rouge casino revenues decreased from $51.0 to $47.6 million due primarily to an overall decline in the Baton Rouge market.

         Casino expenses increased to $163.9 million for the year ended December 31, 1997, from $121.0 million for the year ended December 31, 1996, due primarily to the opening of the Lawrenceburg casino. Casino expenses decreased in Alton, Riverside and Baton Rouge in connection with the decline in revenues.

         ADMISSIONS--Admissions revenues (net of complimentary admissions) increased from $0.6 million in 1996 to $4.6 million in 1997 due to net admission fees in Lawrenceburg.

         FOOD, BEVERAGE, AND OTHER--Food, beverage and other revenues increased $5.6 million to $34.8 million for the year ended December 31, 1997, due primarily to the opening of the Lawrenceburg casino. Food, beverage and other expenses increased from $23.8 million in 1996 to $30.0 million in 1997 due primarily to the opening of the Lawrenceburg casino.

         OTHER OPERATING EXPENSES--Other operating expenses increased $9.6 million to $28.7 million for the year ended December 31, 1997. This increase is due primarily to costs associated with operating the Lawrenceburg casino offset somewhat by a $1.1 million decrease in Riverside due to cost control measures.

         SELLING, GENERAL AND ADMINISTRATIVE--Selling, general and administrative expenses increased $17.7 million to $69.7 million for the year ended December 31, 1997, due primarily to the opening of the Lawrenceburg casino resulting in an increase of $20.9 million. This amount was offset by decreased costs recognized through cost savings initiatives implemented at the Company's other properties and the corporate office, the absence of 1996 expenses of approximately $1.5 million related to the Company's response to a Marion County, Indiana grand jury document subpoena and the related termination of a private placement of first mortgage notes.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization increased $10.9 million from $22.4 million for the year ended December 31, 1996, to $33.3 million for the year ended December 31, 1997. This increase is largely attributable to additional assets associated with the Lawrenceburg casino.

         DEVELOPMENT AND PREOPENING COSTS--Development and preopening costs decreased from $12.4 million for the year ended December 31, 1996, to $0.6 million for the year ended December 31, 1997, due primarily to expenses related to developing the casino in Lawrenceburg, Indiana in 1996.

         INTEREST EXPENSE--Net interest expense increased $10.6 million to $41.2 million for the year ended December 31, 1997. The increase is attributable to borrowings on the Company's $235 million First Mortgage Notes that were issued in June 1996. This increase was offset somewhat by $8.4 million of capitalized interest in 1997, as opposed to $3.0 million in 1996.

         NET LOSS--Net loss increased from $24.8 million for the year ended December 31, 1996, to $40.2 million for the year ended December 31, 1997, primarily for the reasons discussed above. In addition, in 1997, the Company recorded pretax charges of $9.6 million relating to the write-down of assets held for sale and $1.8 million for severance expenses. In 1996 the Company recorded a pretax charge of $3.5 million related to lease termination costs related to assets formerly used at its temporary facility in Riverside. Also, the Company recorded an extraordinary loss of $0.9 million (net of tax) related to the writeoff of deferred finance costs associated with extinguishment of its revolving secured line of credit in 1996. The Company is in a net operating loss position and, therefore, has not recorded any federal tax benefits against its losses for the year ended December 31, 1997.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)


LIQUIDITY AND CAPITAL RESOURCES

         During 1998, the Company generated cash flows from operating activities of $81.7 million compared to $31.6 million for 1997. Cash flows from operating activities increased by $59.5 million for the year ended December 31, 1998 over 1997 after eliminating the effects of income tax refunds in both years. This increase is attributable to substantial cash flow increases from the Lawrenceburg facility as well as improved cash flows from the Company's Alton, Riverside, Baton Rouge and Sioux City properties.

         During 1998, the Company used cash flows for investing activities of $14.2 million versus $72.6 million for 1997. The primary use of funds in both years was capital investment in the Company's properties including the construction of the Lawrenceburg facility. Overall capital expenditures have decreased between periods reflecting the completion of the Lawrenceburg casino.

         During 1998, the Company used $37.0 million in cash flows for financing activities compared to generating $62.0 million of cash flows from financing activities for the same period in 1997. The uses of cash flows in 1998 were to repay loans related to the Company's Lawrenceburg casino, partnership equity distributions at the Indiana Partnership, and for payments on installment contracts and other long-term debt, offset by net proceeds of $7.4 million from the sale of Convertible Preferred Stock and Warrants in June 1998. The primary sources of cash flows from financing activities in 1997 were $46.6 million in loans from the Company's partner in Lawrenceburg and $25.0 million in proceeds from an equipment loan at the Lawrenceburg Partnership offset by payments on installment contracts and payments to partners.

     The Company has outstanding $235 million of First Mortgage Notes, which were issued in June 1996, and are due June 2004 ("Mortgage Notes"). The Mortgage Notes indenture requires the Company to make annual cash offers to purchase Mortgage Notes at 101% of their original issue value in an amount equal to 50% of certain distributions from Indiana Gaming L.P. to the Company when an aggregate of $20 million of these distributions are reached. The Company is expecting to reach the $20 million amount in the first quarter of 1999 and will make the required tender offer to purchase the Mortgage Notes. To the extent the tender offer is not accepted, the funds made available to meet the tender obligation will again be available for general corporate purposes. Additionally, the Company has outstanding $115 million of Convertible Subordinated Notes which were issued in June 1994 and are due June 2001.

     As of December 31, 1998, the Company had approximately $89.9 million of cash and cash equivalents, including approximately $25.5 million held at the Indiana Partnership.

     During an ongoing audit, the Internal Revenue Service (IRS) has challenged the S-corporation status of a predecessor entity of the Company. If the IRS challenge is successful, the Company currently estimates that it would require up to approximately $13.5 million (excluding penalties) to fund the potential federal and any state income tax liability. The Company believes it has substantial legal grounds for its tax position related to this matter and is vigorously contesting the IRS challenge; however, no assurance can be given that the Company will not be required to pay some or all of the disputed amount.

     The Company has made a significant investment in property and equipment and plans to make significant additional investments at certain of its existing properties. In 1999, the Company expects to spend approximately $25 million to fund its capital expenditures program principally related to upgrading its gaming facilities and purchasing gaming equipment.

     The Company believes that cash on hand and operating cash flows will be sufficient to fund its current operating, capital expenditure and debt service obligations. While the Company believes that its sources of liquidity are sufficient to meet its cash obligations during the next 12 months, the Company's ability to meet its operating and debt service requirements, however, is substantially dependent upon the success of the Lawrenceburg casino. If the operating results of the Lawrenceburg casino would deteriorate significantly or there are any other events that materially impact its sources or uses of cash, the Company may be unable to meet future debt service payments without obtaining additional debt or equity financing or without the disposition of assets. No assurance can be given that the Company would be able to obtain such additional financing on suitable terms or sell assets on favorable terms, if required.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)


MARKET RISK - INTEREST RATE SENSITIVITY

         The market risk inherent in the Company's financial instruments is the potential loss in fair value arising from adverse changes in interest rates. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes as the vast majority of the Company's indebtedness is financed at fixed rates.

         The following table provides information about the Company's debt obligations that are sensitive to changes in interest rates. The following table presents principal cash flows and related weighted-average interest rates by expected maturity dates and estimated fair value of the Company's debt obligations.

                                                                                                                              FAIR
                                                                                                                              VALUE
(dollars in thousands)          1999         2000            2001         2002         2003       THEREAFTER      TOTAL     12/31/98
----------------------          ----         ----            ----         ----         ----       ----------      -----     --------

Fixed Rate Debt             $     545     $     604     $  115,670     $    743     $    825     $  238,710     $357,097    $379,022
Average Interest Rate           10.5%         10.5%          12.0%        10.5%        10.5%          13.3%

Variable Rate Debt             11,095        11,474         21,736        7,532        7,533          7,533       66,903      66,903
Average Interest Rate           12.0%         12.0%          10.0%        13.8%        13.8%          13.8%



YEAR 2000

     The Company has determined that it will need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the Year 2000 and beyond. As the Company is dependent on third party software for all of its major applications the Company has initiated discussions with its significant software vendors and financial institutions to ensure that those parties have appropriate plans to remediate Year 2000 issues. Through these discussions, the Company has determined that all of the systems that are critical to the Company's operations are either Year 2000 compliant or that Year 2000 compliant versions exist that can be implemented by the Company.

     The next phase in the Company's efforts will be to plan for and implement the Year 2000 versions of the software into the Company's systems. The Company has a June 1999 target date to complete its implementation efforts.

     As of December 31, 1998, the Company has incurred less than $100,000 of costs related to Year 2000 issues. The Company estimates it will incur less than $400,000 in future expenses to ensure all systems will function properly with respect to dates in the Year 2000. These expenses are not expected to have a material impact on the financial position, cash flow or operations of the Company.



CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WHEN USED IN THIS DOCUMENT, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE" AND "EXPECT" AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED THAT ANY FORWARD-LOOKING STATEMENTS, INCLUDING THOSE REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS MANAGEMENT, ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS INCLUDING, BUT NOT LIMITED TO, (I) GENERAL ECONOMIC CONDITIONS IN THE MARKETS IN WHICH THE COMPANY OPERATES, (II) INCREASED COMPETITIVE PRESSURES IN THE MARKETS IN WHICH THE COMPANY OPERATES, (III) THE EFFECT OF FUTURE LEGISLATION OR REGULATORY CHANGES ON THE COMPANY'S OPERATIONS, AND (IV) OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS. THE COMPANY DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                             ARGOSY GAMING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                                 DECEMBER 31,
                                                                 ------------
                                                              1998         1997
                                                           ---------    ---------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                   $ 89,857    $ 59,354
Accounts receivable, net of allowance for doubtful
     accounts of $1,936 and $1,624, respectively               2,375       2,139
Income taxes receivable                                          747       1,176
Deferred income taxes                                          1,471       2,011
Other current assets                                           4,806       5,303
                                                           ---------    ---------
     Total current assets                                     99,256      69,983
                                                           ---------    ---------
Net property and equipment                                   395,920     390,343
                                                           ---------    ---------
OTHER ASSETS:
Restricted cash and cash equivalents                                      25,545
Deferred finance costs, net of accumulated
     amortization of  $6,363 and $4,312, respectively          8,758      10,809
Goodwill and other intangible assets, net of accumulated
     amortization of $5,353 and $3,360, respectively          51,817      54,689
Other                                                          7,001       8,487
                                                           ---------    ---------
     Total other assets                                       67,576      99,530
                                                           ---------    ---------
Total assets                                                $562,752    $559,856
                                                           ---------    ---------
                                                           ---------    ---------






          See accompanying notes to consolidated financial statements.

                             ARGOSY GAMING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                               1998           1997
                                                                               ----           ----
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable                                                           $  10,500     $  12,570
Accrued payroll and related expenses                                           9,857         8,912
Other accrued liabilities                                                     34,898        27,870
Accrued interest                                                               4,490         6,299
Current maturities of long-term debt                                          11,640        13,348
                                                                         -----------   -----------
     Total current liabilities                                                71,385        68,999
                                                                         -----------   -----------

LONG-TERM DEBT                                                               412,360       436,442
DEFERRED INCOME TAXES                                                          1,943         1,947
OTHER LONG-TERM OBLIGATIONS                                                      201         2,186
MINORITY INTERESTS IN EQUITY OF CONSOLIDATED SUBSIDIARIES                     30,660        17,619

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 17)

SERIES A CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE, 10,000,000 SHARES
    AUTHORIZED,  547 SHARES ISSUED AND OUTSTANDING                             5,340

STOCKHOLDERS' EQUITY:
Common stock, $.01 par; 60,000,000 shares
     authorized; 25,830,313 and 24,498,333 shares issued and
     outstanding at December 31, 1998 and 1997, respectively                     258           245
Capital in excess of par                                                      74,484        72,038
Retained (deficit) earnings                                                  (33,879)      (39,620)
                                                                         -----------   -----------
     Total stockholders' equity                                               40,863        32,663
                                                                         -----------   -----------
Total liabilities and stockholders' equity                                 $ 562,752     $ 559,856
                                                                         -----------   -----------
                                                                         -----------   -----------

See accompanying notes to consolidated financial statements.

                                   ARGOSY GAMING COMPANY
                            CONSOLIDATED STATEMENTS OF OPERATIONS
                         (In thousands except share and per share data)


                                                                   YEARS ENDED DECEMBER 31,
                                                                   ------------------------
                                                               1998          1997          1996
                                                               ----          ----          ----
REVENUES:
Casino                                                    $ 473,505     $ 319,830     $ 228,388
Admissions                                                   16,025         7,895         2,759
Food, beverage and other                                     51,057        34,836        29,212
                                                         ----------    ----------    -----------
                                                            540,587       362,561       260,359
Less promotional allowances                                 (33,919)      (18,478)      (15,542)
                                                         ----------    ----------    -----------
Net revenues                                                506,668       344,083       244,817
                                                         ----------    ----------    -----------
COSTS AND EXPENSES:
Casino                                                      221,682       163,935       121,004
Food, beverage and other                                     40,550        29,962        23,769
Other operating expenses                                     26,639        28,695        19,111
Selling, general and administrative                          96,041        69,725        52,048
Depreciation and amortization                                33,436        33,292        22,416
Development and preopening costs                                509           594        12,365
Lease termination costs                                                                   3,508
Referendum expenses                                                                       1,347
Severance expenses                                                         1,750
Write-down of assets held for sale                                         9,600
                                                         ----------    ----------    -----------
                                                            418,857       337,553       255,568
                                                         ----------    ----------    -----------
Income (loss) from operations                                87,811         6,530       (10,751)
                                                         ----------    ----------    -----------
OTHER INCOME (EXPENSE):
Interest income                                               3,582         5,937         4,235
Interest expense                                            (57,487)      (47,116)      (34,842)
                                                         ----------    ----------    -----------
                                                            (53,905)      (41,179)      (30,607)
                                                         ----------    ----------    -----------
Income (loss) before minority interests, income taxes
     and extraordinary item                                  33,906       (34,649)      (41,358)
Minority interests                                          (26,205)       (6,916)        4,879
Income tax (expense) benefit                                 (1,140)        1,352        12,530
                                                         ----------    ----------    -----------
Net income (loss) before extraordinary item                   6,561       (40,213)      (23,949)
Extraordinary loss on extinguishment of debt (net of
     income tax benefit of $594)                                                           (890)
                                                         ----------    ----------    -----------
Net income (loss)                                             6,561       (40,213)      (24,839)
Preferred stock dividends and accretion                        (820)
                                                         ----------    ----------    -----------
Net income (loss) attributable to common stockholders     $   5,741     $ (40,213)    $ (24,839)
                                                         ----------    ----------    -----------
                                                         ----------    ----------    -----------
Basic net income (loss) per share                         $    0.23     $   (1.65)    $   (1.02)
                                                         ----------    ----------    -----------
                                                         ----------    ----------    -----------
Diluted net income (loss) per share                       $    0.23     $   (1.65)    $   (1.02)
                                                         ----------    ----------    -----------
                                                         ----------    ----------    -----------

See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (In thousands except share and per share data)

                                                                         YEARS ENDED DECEMBER 31,
                                                                         ------------------------
                                                                      1998          1997          1996
                                                                      ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                $   6,561     $ (40,213)    $ (24,839)
Adjustments to reconcile net income (loss) to
   net cash provided by (used in) operating activities:
     Depreciation                                                   31,011        31,250        21,501
     Amortization                                                    4,329         3,968         2,660
     Deferred income taxes                                             536          (753)       (3,538)
     Compensation expense recognized on issuance of stock              239           175
     Loss (gain) on the disposal of equipment                          789                        (153)
     Minority interests                                             26,205         6,916        (4,879)
     Lease termination costs                                                                     1,941
     Extraordinary item                                                                            890
     Write-down of assets held for sale                                            9,600
     Changes in operating assets and liabilities:
          Accounts receivable                                         (236)         (221)        1,279
          Other current assets                                       1,184         3,057        (2,033)
          Accounts payable                                          (2,070)       (2,723)        3,011
          Accrued liabilities                                       12,686        10,637         5,614
          Income taxes receivable                                      429         9,935        (8,914)
                                                                 ----------   ----------    -----------
          Net cash provided by (used in) operating activities       81,663        31,628        (7,460)
                                                                 ----------   ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Sales of marketable securities                                                               1,826
     Proceeds from sales of property and equipment                                                  153
     Long-term obligations                                          (6,583)      (13,586)
     Purchases of property and equipment                           (34,051)     (117,444)      (97,409)
     Other long-term assets                                            908          (543)          171
     Restricted cash held by trustees                               25,545        59,006       (84,551)
                                                                 ----------   ----------    -----------
          Net cash used in investing activities                    (14,181)      (72,567)     (179,810)
                                                                 ----------   ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt                                     25,000       235,000
     Proceeds (net of issuance costs) from sale of
          Convertible Preferred Stock and Warrants                   7,365
     Repayment of line of credit                                                               (45,500)
     Payments on installment contracts                              (3,514)       (4,211)       (2,991)
     Payments on long-term debt                                     (3,785)         (115)       (2,191)
     Increase in deferred finance costs                                             (638)       (9,716)
     Proceeds from (repayment of) partner loans                    (21,939)       43,938        23,197
     Capital contributions from partner                                                         19,044
     Partnership equity distributions                              (10,808)       (1,514)
     Payment of preferred equity return to partner                  (3,688)       (1,163)
     Other                                                            (610)          712        (7,448)
                                                                 ----------   ----------    -----------
          Net cash (used in) provided by financing activities      (36,979)       62,009       209,395
                                                                 ----------   ----------    -----------
Net increase in cash and cash equivalents                           30,503        21,070        22,125
Cash and cash equivalents, beginning of year                        59,354        38,284        16,159
                                                                 ----------   ----------    -----------
Cash and cash equivalents, end of year                           $  89,857     $  59,354     $  38,284
                                                                 ----------   ----------    -----------
                                                                 ----------   ----------    -----------

See accompanying notes to consolidated financial statements.

                             ARGOSY GAMING COMPANY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (In thousands except share and per share data)


                                                                                                       RETAINED         TOTAL
                                                                           COMMON      CAPITAL IN      EARNINGS       STOCKHOLDERS'
                                                        SHARES              STOCK     EXCESS OF PAR    (DEFICIT)        EQUITY
                                                        ------              -----     -------------    ---------        ------

Balance, December 31, 1995                             24,333,333     $       243     $    71,865    $    25,432     $    97,540
     Net loss                                                                                            (24,839)        (24,839)
                                                      ------------   ------------     -----------    -----------    -------------
Balance, December 31, 1996                             24,333,333             243          71,865            593          72,701

     Restricted Stock issued                              165,000               2             173                            175
     Net loss                                                                                            (40,213)        (40,213)
                                                      ------------   ------------     -----------    -----------    -------------
Balance, December 31, 1997                             24,498,333             245          72,038        (39,620)         32,663
     Restricted Stock
         compensation expense                                                                 239                            239
     Issuance of Convertible Preferred
         Stock and Warrants                                                                  (235)                          (235)
     Preferred Stock conversion                         1,331,980              13           2,442                          2,455
     Net income                                                                                            6,561           6,561
     Preferred Stock dividends and accretion                                                                (820)           (820)
                                                      ------------   ------------     -----------    -----------    -------------
Balance, December 31, 1998                             25,830,313     $       258     $    74,484    $   (33,879)    $    40,863
                                                      ------------   ------------     -----------    -----------    -------------
                                                      ------------   ------------     -----------    -----------    -------------


See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (In thousands except share and per share data)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION--Argosy Gaming Company (collectively with its subsidiaries, "Argosy" or "Company") is engaged in the business of providing casino style gaming and related entertainment to the public and, through its subsidiaries or joint ventures, operates riverboat casinos in Alton, Illinois; Lawrenceburg, Indiana; Riverside, Missouri; Baton Rouge, Louisiana; and Sioux City, Iowa. Indiana Gaming Company, L.P. ("Indiana Partnership"), a limited partnership in which the Company is general partner and holds a 57.5% partnership interest, opened a riverboat casino and related entertainment and support facilities at a temporary site in Lawrenceburg, Indiana on December 10, 1996. The Partnership opened its permanent pavilion on December 10, 1997, and its hotel in May 1998.

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

     Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

     CASH AND CASH EQUIVALENTS -- The Company considers cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost. Leasehold improvements are amortized over the life of the respective lease. Depreciation is computed on the straight-line method over the following estimated useful lives:

       Buildings and shore improvements                         5 to 33 years
       Riverboats, docks and improvements                       5 to 20 years
       Furniture, fixtures and equipment                        5 to 10 years

        IMPAIRMENT OF LONG-LIVED ASSETS--When events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

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

     CASINO REVENUES AND PROMOTIONAL ALLOWANCES -- The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. The retail value of admissions, hotel rooms, food, beverage and other items which were provided to customers without charge has been included in revenues, and a corresponding amount has been deducted as promotional allowances. The estimated direct cost of providing promotional allowances has been included in costs and expenses as follows:

                                            YEARS ENDED DECEMBER 31,
                                            ------------------------
                                           1998       1997       1996
                                         -------    -------    -------
Admissions                               $11,278    $ 6,935    $   505
Hotel rooms                                  757
Food, beverage and other                  11,505      7,626      4,054



      ADMISSIONS REVENUE -- Admissions revenue is recognized at the time the related service is performed.

      ADVERTISING COSTS -- The Company expenses advertising costs as incurred. Advertising expense was $9,833, $12,475 and $9,192 in 1998, 1997 and 1996,
respectively.

      DEVELOPMENT AND PREOPENING COSTS -- Development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred, as there can be no assurance that such costs, if capitalized, would be realizable. Preopening costs are expensed as incurred.



2. PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

                                                                      DECEMBER 31,
                                                                      ------------
                                                                   1998          1997
                                                                ---------     ---------
Land                                                            $  39,002     $  38,890
Buildings, leasehold and shore improvements                       216,067       189,058
Riverboats, docks and improvements                                148,162       149,318
Furniture, fixtures and equipment                                  93,868        78,168
Construction in progress                                              217         6,695
                                                                ---------     ---------
                                                                  497,316       462,129

Less accumulated depreciation and amortization                   (101,396)      (71,786)
                                                                ---------     ---------
Net property and equipment                                      $ 395,920     $ 390,343
                                                                ---------     ---------
                                                                ---------     ---------





3.    ASSETS HELD FOR SALE

      The Company recorded a charge of $9,600 to adjust the carrying value of certain assets held for sale to their estimated fair value in 1997. These assets include the original riverboat casino the Company utilized in Alton, Illinois from September 1991 until May 1993 and a barge utilized as a temporary landing facility in Lawrenceburg, Indiana until December 10, 1997. The estimated fair value of the assets was determined through discussions with a broker and comparison to other riverboats and barges currently available for sale.

      The adjusted carrying value of the boat and barge of approximately $4,300 is included in other assets in the accompanying balance sheets at December 31, 1998 and 1997.

4.    OTHER ACCRUED LIABILITIES

      Other accrued liabilities consist of the following:

                                                              DECEMBER 31,
                                                     -------------------------------
                                                            1998             1997
                                                     --------------   --------------

Accrued gaming and admission taxes                        $ 12,020          $ 2,386
Installment contracts payable                                2,614            3,288
Slot club liability                                          3,667            2,475
Accrued insurance                                            4,529            4,400
Current portion of long-term obligations                                      4,583
Other                                                       12,068           10,738
                                                     --------------   --------------
                                                          $ 34,898         $ 27,870
                                                     --------------   --------------
                                                     --------------   --------------






5.    LONG-TERM DEBT

      Long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                                        ------------
                                                                       1998        1997
                                                                     --------    --------
First mortgage notes due June 1, 2004,
   interest payable semi-annually at 13.25%                          $235,000    $235,000

Convertible subordinated notes due
   June 1, 2001, convertible into common
   stock at $17.70 per share, interest payable
   semi-annually at 12%                                               115,000     115,000

Notes payable, principal and interest
   payments due quarterly through
   September 2015, discounted at 10.5%                                  7,097       7,656

Notes payable, principal and interest payments due
   monthly through December 2001, interest
   payable at prime + 1% (8.75% at
   December 31, 1998), secured by gaming vessel
   and certain equipment                                               21,707      25,000

Loans from partner, principal due
   in annual installments through 2004,
   interest payable at prime + 6% (13.75% at
   December 31, 1998)                                                  45,196      67,134
                                                                     --------    --------
                                                                      424,000     449,790
Less:  current maturities                                              11,640      13,348
                                                                     --------    --------
Long-term debt, less current maturities                              $412,360    $436,442
                                                                     --------    --------
                                                                     --------    --------

      On June 5, 1996, the Company issued $235,000 of First Mortgage Notes due 2004 ("Mortgage Notes"). The Mortgage Notes are senior obligations of the Company secured by substantially all of its assets, except the assets of the Indiana Partnership, and are guaranteed by substantially all of the Company's subsidiaries, other than the Indiana and Sioux City partnerships.

      The Mortgage Notes contain certain restrictions on the payment of dividends on the Company's common stock and the occurrence of additional indebtedness, as well as other covenants customary in senior secured financings. Under terms of the indenture governing the Mortgage Notes, Argosy is required to make cash offers to purchase Mortgage Notes, at 101% of their principal amount, at an amount equal to 50% of the proceeds from certain distributions, above specified levels, received from the Indiana Partnership.

       The Company used a portion of the proceeds from the issuance of the Mortgage Notes to repay and terminate its senior secured line of credit ("Line of Credit"). In connection with this early termination of the Line of Credit, the Company expensed approximately $1,484 of deferred finance costs ($890 net of tax).

       The convertible subordinated notes ("Notes") are convertible into common stock at any time and may be redeemed by the Company in whole or in part, at specified percentages of principal plus accrued and unpaid interest to the date of redemption. The Notes are subordinated to prior payment in full of all senior indebtedness as defined, including such indebtedness incurred in the future.

       Interest expense for the years ended December 31, 1998, 1997, and 1996, was $57,487 (net of $1,086 capitalized), $47,116 (net of $8,391 capitalized), and $34,842 (net of $3,033 capitalized), respectively.

       Maturities of long-term debt at December 31, 1998 are as follows:

       1999                                   $  11,640
       2000                                      12,078
       2001                                     137,406
       2002                                       8,275
       2003                                       8,358
       Thereafter                               246,243


6. CONVERTIBLE PREFERRED STOCK AND WARRANTS

       On June 16, 1998, the Company issued $8,000 of Series A Convertible Preferred Stock ("Preferred Shares"), together with warrants to purchase an additional 292,612 shares of Common Stock at $3.89 per share. The Preferred Shares mature in 2005, and the Company has the right to force conversion and/or redemption at maturity. A portion of the proceeds was allocated to the warrants and this discount will be accreted over seven years. The warrants expire in 2003.

       The Preferred Shares provide for a 4% dividend per annum, payable in cash and/or in kind, at the time of conversion or maturity, at the Company's option.

       The Preferred Shares are convertible at the lower of the fixed initial strike price ($3.89 per share) or a floating price. The fixed strike price may be reset downward on March 11, 1999, depending on the then current market price and is subject to adjustment upon the occurrence of certain events. The floating price is based on the market price of the Company's common stock. The Preferred Shares are convertible in increments and become fully convertible on January 10, 1999. The warrants may be exercised at the fixed strike price subject to the same adjustment provisions.

       This transaction provided for put and call options which, subject to certain restrictions and limitations, allowed for up to an additional $8,000 of Preferred Shares and Warrants to be issued. In December 1998, the Company amended its agreement with the holders of the Preferred Shares to terminate both the holders' right to purchase, and the Company's right to require such holders to purchase, the additional $8 million tranche of Preferred Shares and related warrants. The Company paid $625 to amend the agreement, and this amount is included in preferred stock dividends and accretion in the accompanying statement of operations for 1998. Through December 31, 1998, 253 Preferred Shares had been converted into 1,331,980 shares of common stock. Through January 29, 1999, 443 Preferred Shares had been converted into 2,208,201 shares of common stock.

7.  EARNINGS PER SHARE

       The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     DECEMBER 31,
                                                               ---------------------------------------------------------
                                                                     1998                1997                1996
                                                               -----------------   -----------------   -----------------
NUMERATOR:
Net income (loss)                                                       $ 6,561           $ (40,213)          $ (24,839)
Preferred stock dividends and accretion                                    (820)
                                                               -----------------   -----------------   -----------------
Numerator for basic and diluted earnings per share
      Net income (loss) attributable to common stockholders             $ 5,741           $ (40,213)          $ (24,839)
                                                               -----------------   -----------------   -----------------
                                                               -----------------   -----------------   -----------------
DENOMINATOR:
Denominator for basic earnings per share -
      Weighted-average shares outstanding                            24,498,905          24,333,333          24,333,333

Effect of dilutive securities:
      Restricted stock                                                  105,580
                                                               -----------------   -----------------   -----------------
Denominator for diluted earnings per share - adjusted
      Weighted-average shares and assumed conversions                24,604,485          24,333,333          24,333,333
                                                               -----------------   -----------------   -----------------
                                                               -----------------   -----------------   -----------------
Basic net income (loss) per share                                        $ 0.23             $ (1.65)            $ (1.02)
                                                               -----------------   -----------------   -----------------
                                                               -----------------   -----------------   -----------------
Diluted net income (loss) per share                                      $ 0.23             $ (1.65)            $ (1.02)
                                                               -----------------   -----------------   -----------------
                                                               -----------------   -----------------   -----------------





       Employee and directors stock options to purchase 1,592,179 shares of common stock at prices ranging from $3.13 to $16.75 were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

       Warrants to purchase 292,612 shares of common stock at $3.89 per share were outstanding at December 31, 1998, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

       Convertible preferred stock (convertible into 1,528,081 weighted-average shares of common stock at December 31, 1998) was not included in the computation of diluted earnings as the amount of dividend and accretion recognized during the year per weighted-average common share obtainable on conversion exceeded basic earnings per share; thus the effect would be anti-dilutive.

       Twelve percent convertible debentures (convertible into 6,497,175 shares of common stock at $17.70 per share) were outstanding at December 31, 1998, but were not included in the computation of diluted earnings per share as the net interest expense per common share obtainable on conversion exceeded basic earnings per share; thus the effect would be anti-dilutive.

8.    INCOME TAXES

Income tax benefit (expense) for the years ended December 31, 1998, 1997 and 1996, consists of the following:

                                                   1998             1997             1996
                                               -------------    -------------    -------------

Current:
     Federal                                   $                 $                    $ 7,877
     State                                             (604)             866            1,117
                                               -------------    -------------    -------------
                                                       (604)             866            8,994
                                               -------------    -------------    -------------
Deferred:
     Federal                                                                            2,521
     State                                             (536)             486            1,015
                                               -------------    -------------    -------------
                                                       (536)             486            3,536
                                               -------------    -------------    -------------
Income tax benefit (expense)                       $ (1,140)         $ 1,352         $ 12,530
                                               -------------    -------------    -------------
                                               -------------    -------------    -------------


      The provision for income taxes for the years ended December 31, 1998, 1997 and 1996, differs from that computed at the federal statutory corporate tax rate as follows:

                                                  1998             1997            1996
                                               --------------   -------------   --------------
Federal statutory rate                               35.0 %          (35.0)%          (35.0)%
State income taxes, net of federal benefit            2.2             (2.6)            (2.5)
Valuation allowance                                  (7.8)            38.7
Goodwill amortization                                 0.6              0.4              0.5
Minority interest in partnership income             (27.0)            (6.7)             4.6
Other, net                                            0.4              1.3              2.1
                                               --------------   -------------   --------------
                                                      3.4 %           (3.9)%          (30.3)%
                                               --------------   -------------   --------------
                                               --------------   -------------   --------------



      The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1998 and 1997, are as follows:

                                                       1998         1997
                                                   -----------  ------------
Basis of assets held for sale                         $ 3,739       $ 3,727
Depreciation                                          (14,241)      (13,392)
Preopening                                              3,709         4,755
Benefit of net operating loss carryforward             18,357        17,986
Other, net                                                575         1,320
                                                   -----------  ------------
                                                       12,139        14,396
Valuation allowance                                   (12,611)      (14,332)
                                                   -----------  ------------
Net deferred tax asset (liability)                     $ (472)         $ 64
                                                   -----------  ------------
                                                   -----------  ------------



The valuation allowance relates to deferred tax assets established under SFAS 109 for net operating loss carryforwards of approximately $42,800 and $46,600 at December 31, 1998 and 1997, respectively. These loss carryforwards, which will expire through 2012, will be carried forward to future years for possible utilization.

9.    SUPPLEMENTAL CASH FLOW INFORMATION

      The Company acquired equipment in the amounts of $2,841, $4,154 and $5,191 in 1998, 1997 and 1996, respectively, which was financed through installment contracts.

      The Company paid $58,356, $51,185 and $33,302 for interest, and $784, $143 and $332 for income taxes in 1998, 1997 and 1996, respectively.

      The Company issued 1,331,980 shares of additional common stock upon the conversion of 253 shares of Preferred Stock.


10.   LEASES

      Future minimum lease payments for operating leases with initial terms in excess of one year as of December 31, 1998, are as follows:

                  YEARS ENDING DECEMBER 31,
                  -------------------------
                  1999                              $  1,702
                  2000                                 1,231
                  2001                                   864
                  2002                                   450
                  2003                                   328
                  Thereafter                          14,948

      Rent expense for the years ended December 31, 1998, 1997 and 1996, was $4,137, $7,205 and $6,204, respectively.


11.   STOCK OPTION PLANS

      The Company adopted the Argosy Gaming Company Stock Option Plan, as amended, ("Stock Option Plan"), which provides for the grant of non-qualified stock options for up to 2,500,000 shares of common stock to key employees of the Company. These options expire 10 years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1998, options for 843,241 shares are exercisable under the Stock Option Plan. The weighted average life of outstanding options at December 31, 1998 is approximately five years.

      On November 7, 1997 ("Grant Date"), the Company's board of directors approved a plan that allowed certain employees to exchange their existing stock options for an amount of options equal to the number of options to be exchanged multiplied by a fraction: the numerator of which is $4.25 (closing price on Grant Date) and the denominator of which is the prior option price. This exchange of options was finalized during 1998, and options for 625,373 shares of stock were exchanged for options for 157,524 shares of stock.

      The Company also has adopted the Argosy Gaming Company 1993 Directors Stock Option Plan ("Directors Option Plan"), which provides for a total of 50,000 shares of common stock to be authorized and reserved for issuance. The Directors Option Plan provides for the grant of non-qualified stock options at fair market value to non-employee directors of the Company as of the date such individuals become directors of the Company. These options expire five years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1998 options for 6,000 shares are exercisable under the Directors' Option Plan.

      The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for either stock plan. Had the valuation methods under SFAS 123 been used for the Company's stock option grants, the fiscal 1998 pro forma net income attributable to common shareholders would have been $5,579 and the pro forma income per share would have been $0.23. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected volatility 52.7%; risk-free interest rate of 6% and expected option life of three years. The fiscal 1997 pro forma net loss would have been $40,336 and the pro forma loss per share would have been $1.66. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected volatility 36.5%; risk-free interest rate of 6% and expected option life of five years. There was no pro forma compensation expense in 1996. These pro forma amounts may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

      A summary of stock option activity is as follows:

                                                     STOCK OPTION PLAN                        DIRECTORS OPTION PLAN
                                                          EXERCISE                                  EXERCISE
                                                           PRICE                                      PRICE
                                 SHARES                  PER SHARE                 SHARES           PER SHARE
                            -----------------   ----------------------------  ------------  -----------------------

Outstanding,
   December 31, 1995               2,415,253          $ 16.75 -      $ 19.38        21,000         $11.50 -  $19.00

Forfeited                            (10,000)                          16.75
                            -----------------   ----------------------------  ------------  -----------------------

Outstanding,
   December 31, 1996               2,405,253            16.75  -       19.38        21,000          11.50 -   19.00

Granted                              406,000             3.13  -        3.44

Forfeited                           (744,343)           16.75  -       19.38
                            -----------------   ----------------------------  ------------  -----------------------

Outstanding,
   December 31, 1997               2,066,910             3.13  -       19.38        21,000          11.50 -   19.00

Exchange of options                 (467,849)            4.25  -       19.38

Granted                              232,156             3.31  -        3.44

Forfeited                           (239,038)            4.25  -       19.38       (15,000)                   19.00
                            -----------------   --------------  ------------  ------------  -----------------------

Outstanding,
   December 31, 1998               1,592,179           $ 3.13  -     $ 16.75         6,000                  $ 11.50
                            -----------------   --------------  ------------  ------------  -----------------------
                            -----------------   --------------  ------------  ------------  -----------------------

12.   RESTRICTED STOCK

      The Company issued 165,000 shares of restricted common stock to certain new employees in 1997. The value of these shares at their respective grant dates ranged from $ 3.13 to $3.63. In 1998, 66,000 shares of the restricted stock vested, and in 2000, 99,000 shares will vest.

      Compensation expense of $566 is being amortized over the period from the date of grant until the respective vesting dates. Compensation expense of $239 and $175 was recognized in 1998 and 1997, respectively.

13.   EMPLOYEES BENEFIT PLAN

      The Company established a 401(k) defined-contribution plan which covers substantially all of its full-time employees. Participants can contribute a portion of their eligible salaries (as defined) subject to maximum limits, as determined by provisions of the Internal Revenue Code. The Company will match a portion of participants' contributions in an amount determined annually by the Company. Expense recognized under the Plan was approximately $1,134, $2,168 and $1,546 in 1998, 1997 and 1996, respectively.


14.   SUBSIDIARY GUARANTORS

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

      The Mortgage Notes are unconditionally guaranteed, on a joint and several basis, by the following wholly owned subsidiaries of the Company: Alton Gaming Company; The Missouri Gaming Company; The St. Louis Gaming Company; Iowa Gaming Company; Jazz Enterprises, Inc.; Argosy of Louisiana, Inc.; Catfish Queen Partnership in Commendam; and The Indiana Gaming Company (the "Guarantors"). The Mortgage Notes are secured, subject to certain prior liens, by a first lien on
(i) substantially all of the assets of the Company including the assets used in the Company's Alton, Riverside, Baton Rouge and Sioux City operations, (ii) a pledge of all the capital stock of, and partnership interests in, the Company's subsidiaries, excluding the Company's partnership interest in its Sioux City property, (iii) a pledge of the intercompany notes payable to the Company from its subsidiaries and (iv) an assignment of the proceeds of the management agreement relating to the Lawrenceburg casino project. The collateral for the Mortgage Notes does not include assets of the Indiana Partnership.

      The following tables present summarized balance sheet information of the Company as of December 31, 1998 and 1997, and summarized operating statement information for the years ended December 31, 1998, 1997 and 1996. The column labeled "Parent Company" represents the holding company for each of the Company's direct subsidiaries; the column labeled "Guarantors" represents each of the Company's direct subsidiaries; all of which are wholly owned by the parent company; and the column labeled "Non-Guarantors" represents the partnerships which operate the Company's casinos in Sioux City and in Lawrenceburg. The Company believes that separate financial statements and other disclosures regarding the Guarantors, except as otherwise required under Regulation S-X, are not material to investors.

     Summarized balance sheet information as of December 31, 1998 and 1997, is as follows:


                                                 DECEMBER 31, 1998
                            ---------------------------------------------------------------
                             PARENT                   NON-
                            COMPANY   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                            -------   ----------   ----------   ------------   ------------

ASSETS:
  Current assets            $ 55,896    $ 22,236    $ 29,585     $  (8,461)      $ 99,256
  Non-current assets         347,441     360,354     227,439      (471,738)       463,496
                            --------    --------    --------     ----------      --------
                            $403,337    $382,590    $257,024     $(480,199)      $562,752
                            --------    --------    --------     ----------      --------
                            --------    --------    --------     ----------      --------

LIABILITIES AND EQUITY:
  Current                   $  7,134    $ 47,507    $ 59,116     $ (42,372)      $ 71,385
  Non-current liabilities    350,000     269,878     111,208      (285,922)       445,164
  Convertible preferred
    stocks                     5,340                                                5,340
  Stockholders' equity        40,863      65,205      86,700      (151,905)        40,863
                            --------    --------    --------     ----------      --------
                            $403,337    $382,590    $257,024     $(480,199)      $562,752
                            --------    --------    --------     ----------      --------
                            --------    --------    --------     ----------      --------




                                               DECEMBER 31, 1997
                            ---------------------------------------------------------------
                             PARENT                   NON-
                            COMPANY   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                            -------   ----------   ----------   ------------   ------------

ASSETS:
  Current assets            $ 10,106    $ 27,874    $ 44,581     $ (12,578)      $ 69,983
  Non-current assets         381,368     387,009     222,577      (501,081)       489,873
                            --------    --------    --------     ----------      --------
                            $391,474    $414,883    $267,158     $(513,659)      $559,856
                            --------    --------    --------     ----------      --------
                            --------    --------    --------     ----------      --------

LIABILITIES AND EQUITY:
  Current                   $  8,811    $ 20,595    $ 57,088     $ (17,495)      $ 68,999
  Non-current liabilities    350,000     348,504     169,605      (409,915)       458,194
  Stockholders' equity        32,663      45,784      40,465      ( 86,249)        32,663
                            --------    --------    --------     ----------      --------
                            $391,474    $414,883    $267,158     $(513,659)      $559,856
                            --------    --------    --------     ----------      --------
                            --------    --------    --------     ----------      --------


      Summarized operating statement information for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                                              YEAR ENDED DECEMBER 31, 1998
                                ----------------------------------------------------------------------------------------
                                    PARENT
                                    COMPANY          GUARANTORS       NON-GUARANTORS    ELIMINATIONS      CONSOLIDATED
                                ----------------  ----------------  ----------------------------------  ----------------

Net revenues                            $ 1,988         $ 230,867            $ 308,246         $ (34,433)        $ 506,668
Costs and expenses                        9,984           183,735              227,451            (2,313)          418,857
Net interest (expense) income           (38,356)            4,067              (18,957)             (659)          (53,905)
Net income (loss) attributable
   to common stockholders                 5,741            27,832               56,285           (84,117)            5,741

                                                              YEAR ENDED DECEMBER 31, 1997
                                ----------------------------------------------------------------------------------------
                                    PARENT
                                    COMPANY          GUARANTORS       NON-GUARANTORS    ELIMINATIONS      CONSOLIDATED
                                ----------------  ----------------  ----------------------------------  ----------------

Net revenues                            $  5,795        $ 189,388            $ 158,696         $  (9,796)        $ 344,083
Costs and expenses                        23,630          184,818              136,039            (6,934)          337,553
Net interest (expense) income            (32,145)           2,366               (6,616)           (4,784)          (41,179)
Net (loss) income                        (40,213)           8,696               10,599           (19,295)          (40,213)


                                                              YEAR ENDED DECEMBER 31, 1996
                                ----------------------------------------------------------------------------------------
                                    PARENT
                                    COMPANY          GUARANTORS       NON-GUARANTORS    ELIMINATIONS      CONSOLIDATED
                                ----------------  ----------------  ----------------------------------  ----------------

Net revenues                            $ 4,875         $ 211,319          $ 24,299           $ 4,324         $ 244,817
Costs and expenses                       16,043           209,955            35,552            (5,982)          255,568
Net interest expense                    (22,177)           (7,176)             (738)             (516)          (30,607)
Net (loss) income                       (24,839)           (2,297)          (15,718)           18,015           (24,839)

15.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The estimated fair values of the Company's financial instruments at December 31, 1998, are as follows:

                                              CARRYING             FAIR
                                               AMOUNT             VALUE
                                           ----------------   ---------------

Cash and cash equivalents                         $ 89,857          $ 89,857
First mortgage notes                               235,000           258,794
Convertible subordinated notes                     115,000           113,131
Other long-term debt                                74,000            74,000


       The fair value of the first mortgage notes and the convertible subordinated notes are based on quoted market prices. The Company estimates that the fair value of the remainder of the Company's long-term debt approximates carrying value.

16.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                            FIRST             SECOND            THIRD            FOURTH
                                                        ---------------   ---------------   ---------------   -------------

1998:
Net revenues                                                 $ 115,700         $ 124,457         $ 133,533       $ 132,978
Income from operations                                          15,651            19,390            25,697          27,073
Other expense, net                                              13,482            13,363            13,694          13,366
Net income (loss) attributable to common stockholders           (2,537)              244             4,016           4,018
Net income (loss) per share
     Basic                                                       (0.10)             0.01              0.17            0.16
     Diluted                                                     (0.10)             0.01              0.15            0.14



                                                            FIRST             SECOND            THIRD            FOURTH
                                                        ---------------   ---------------   ---------------   -------------

1997:
Net revenues                                                  $ 82,495          $ 87,509          $ 82,351        $ 91,728
Income (loss) from operations (a)                                1,961             7,106               933          (3,470)
Other expense, net                                              10,460             9,920             9,778          11,021
Net loss                                                        (9,017)           (4,265)           (9,623)        (17,308)

Basic and diluted net loss per share                             (0.37)            (0.17)            (0.39)          (0.71)



(a) Income from operations includes a charge of $1,750 related to severance expense for the first quarter of 1997 and a charge of $9,600 for a write-down of assets held for sale in the fourth quarter of 1997.

17.    COMMITMENTS AND CONTINGENT LIABILITIES

       LAWRENCEBURG, INDIANA--Under terms of the Lawrenceburg partnership agreement, after December 10, 1999, each limited partner has the right to sell its interest to the other partners (pro rata in accordance with their respective percentage interests). In the event of this occurrence, if the partners cannot agree on a selling price, the Indiana Partnership will be sold in its entirety.

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

       An audit is currently being conducted by the Internal Revenue Service ("IRS") of the Company's federal income tax returns for the 1992 and 1993 tax years and the IRS has identified the S-Corporation status as one of the issues, although the IRS has yet to make a formal claim of deficiency. If the IRS successfully challenges the Predecessor's S-Corporation status, the Company would be required to pay federal and certain state income taxes on the Predecessor's taxable income from the commencement of its operations until February 25, 1993 (plus interest and penalties, if any, thereon until the date of payment). If the Predecessor was required to pay federal and state income taxes on its taxable earnings through February 25, 1993, such payments could amount to approximately $13.5 million, including interest through December 31, 1998, but excluding penalties, if any. While the Company believes the Predecessor has legal authority for its position that it is not subject to federal and certain state income taxes because it met the S-Corporation requirements, no assurances can be given that the Predecessor's position will be upheld. This contingent liability could have a material adverse effect on the Company's results of operations, financial condition and cash flows. No provision has been made for this contingency in the accompanying consolidated financial statements.

       The Company is subject, from time to time, to various legal and regulatory proceedings, in the ordinary course of business. The Company believes that current proceedings will not have a material effect on the financial condition of the Company.

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Argosy Gaming Company

     We have audited the accompanying consolidated balance sheets of Argosy Gaming Company as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argosy Gaming Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                          ERNST & YOUNG LLP



Chicago, Illinois
January 29, 1999