Form 10-K, Exhibit 13
period 1999-12-31
ARGOSY GAMING CO
filed 2000-03-13
CIK 895385

------------------------------------------------------------------------------
------------------------------------------------------------------------------




                                  ANNUAL REPORT

                                      1999




==============================================================================

                              ARGOSY GAMING COMPANY
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

     The Company, through its subsidiaries or joint ventures, owns and operates the Alton Belle Casino, in Alton, Illinois; the Argosy Casino in Riverside, Missouri; the Argosy Casino in Baton Rouge, Louisiana; the Belle of Sioux City Casino in Sioux City, Iowa; and the Argosy Casino and Hotel in Lawrenceburg, Indiana. The results of the Company's Lawrenceburg casino reflect a phased opening strategy. The Lawrenceburg casino opened at a temporary site on December 10, 1996, moved to and opened the permanent pavilion on December 10, 1997 and became fully operational with the opening of its hotel in May 1998.

     The Company's results of operations for the year ended December 31, 1999 reflect increases in both revenues and operating income at all of its casino properties. This improvement is primarily attributable to the successful execution of the Company's operating strategy, which has been developed with the goal to position the Company as the premier riverboat casino operator. This strategy includes capitalizing on management's significant experience and expertise in gaming industry operations, continued emphasis on database marketing techniques, and prudently investing in gaming and gaming-related assets for its properties. In addition, 1999 revenues were favorably impacted by regulatory changes in three of its markets; dockside gaming in Alton, beginning June 26, the July 1 elimination of video poker at many non-casino sites in Baton Rouge, and the advent of open boarding in Kansas City on November 15. The Company expects that these regulatory changes will continue to have positive year over year impact through the first half of 2000. In addition, the results of the Company's Baton Rouge casino were favorably impacted by an elimination of an additional head tax of $2.50 per passenger which ceased on July 29, 1999 when the Company began construction of a $20 million, 300 room convention hotel at its Baton Rouge property.

     The Company's ability to recover the carrying value of its long-lived assets in Baton Rouge is dependent on several factors, including maintaining the current level of operating results and the competitive environment. If the Company does not achieve anticipated operating results or experiences deterioration in its operating results or the competitive environment, management's evaluation of recoverability could change and the Company could record an impairment loss amounting to a substantial portion of its $113 million Baton Rouge investment.

     During December 1999, the Company replaced its landing facility at its Alton property which had a net book value of $7.3 million. The Company is currently evaluating the future use of these assets which may include utilization in the Company's other operations or the sale of the assets. If these assets are sold, a loss could be recorded for a substantial portion of the $7.3 million net book value.

     During 1999, the Company recorded an extraordinary loss of $24.9 million (net of a $13.5 million tax benefit) related to the early extinguishment of debt. Also, during 1999, the Company recognized a $10.0 million tax benefit representing prior federal income tax net operating losses that are expected to be utilized in 2000.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                 (In Thousands)


                                                                  YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------
                                                         1999              1998               1997
                                                    ----------------  ----------------  -----------------
CASINO REVENUES
Alton Belle Casino                                         $ 84,664          $ 67,798           $ 61,877
Argosy Casino - Riverside                                    84,892            71,955             61,750
Argosy Casino - Baton Rouge                                  53,262            46,828             47,628
Belle of Sioux City Casino                                   28,013            22,572             20,667
Argosy Casino - Lawrenceburg                                308,316           264,352            127,908
                                                          ---------         ---------          ---------
     Total                                                $ 559,147         $ 473,505          $ 319,830
                                                          =========         =========          =========
NET REVENUES
Alton Belle Casino                                        $  88,079         $  72,064          $  67,208
Argosy Casino - Riverside                                    89,813            76,960             66,548
Argosy Casino - Baton Rouge                                  55,110            49,054             50,436
Belle of Sioux City Casino                                   28,889            23,526             21,672
Argosy Casino - Lawrenceburg                                332,235           284,721            137,024
Other                                                           428               343              1,195
                                                          ---------         ---------          ---------
     Total                                                $ 594,554         $ 506,668          $ 344,083
                                                          =========         =========          =========

INCOME (LOSS) FROM OPERATIONS(1)
Alton Belle Casino                                        $  23,115         $  13,850          $   7,489
Argosy Casino - Riverside                                    12,564             5,369              2,481
Argosy Casino - Baton Rouge                                   1,129            (3,381)            (4,146)
Belle of Sioux City Casino                                    4,570             1,919                848
Argosy Casino - Lawrenceburg                                103,295            87,907             25,625
Jazz Enterprises, Inc. (4)                                   (5,118)           (6,312)            (4,655)
Corporate (5)                                               (15,113)           (9,990)           (11,432)
Other                                                        (1,417)           (1,551)             1,701
                                                          ---------         ---------          ---------
    Total                                                 $ 123,025         $  87,811          $  17,911
                                                          =========         =========          =========

EBITDA(1)(2)
Alton Belle Casino                                        $  27,388         $  17,835          $  11,944
Argosy Casino - Riverside                                    18,252            11,293              8,428
Argosy Casino - Baton Rouge                                   6,348             1,891              1,322
Belle of Sioux City Casino                                    5,838             3,016              1,861
Argosy Casino - Lawrenceburg                                123,083           105,674             38,471
Lawrenceburg financial advisory fee (3)                      (6,154)           (5,200)            (1,924)
Jazz Enterprises, Inc. (4)                                   (2,417)           (3,633)            (2,301)
Corporate (5)                                               (15,082)           (9,436)            (9,324)
Other                                                          (173)             (193)             2,726
                                                          ---------         ---------          ---------
     Total                                                $ 157,083         $ 121,247          $  51,203
                                                          =========         =========          =========

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

(3) The Lawrenceburg partnership pays a financial advisory fee equal to 5.0% of its EBITDA to a minority partner.

(4) Jazz Enterprises, Inc. is a wholly-owned subsidiary that owns and operates the Catfish Town real estate development adjacent to the Company's Baton Rouge casino.

(5) Excludes severance expenses of $1,750 and a loss of $9,600 in connection with a writedown of assets held for sale for the year ended December 31, 1997.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         CASINO--Casino revenues for the year ended December 31, 1999, increased by 18.1% to $559.1 million from $473.5 million for the year ended December 31, 1998, due in part to a $44.0 million increase in casino revenues at the Lawrenceburg casino, which generated total casino revenues of $308.3 million for the year ended December 31, 1999. The Company's other properties reported an aggregate 19.9% increase in casino revenues from $209.2 to $250.8 million. This improvement is primarily attributable to the regulatory changes in Illinois, Louisiana and Missouri and to the continued implementation of the Company's operating and marketing strategies. Specifically, Alton casino revenues increased from $67.8 to $84.7 million due in part to dockside gaming effective June 1999; Riverside casino revenues increased from $72.0 to $84.9 million; Sioux City casino revenues increased from $22.6 to $28.0 million and Baton Rouge casino revenues increased from $46.8 to $53.2 million.

         Casino expenses increased 13.0% to $250.6 million for the year ended December 31, 1999, from $221.7 million for the year ended December 31, 1998. This increase is primarily due to an increase of $17.9 million in gaming taxes as a result of the overall increase in casino revenues. Baton Rouge casino expense is net of a $1.6 million decrease in admission taxes due to the elimination of an additional head tax, which commenced when construction began on the Baton Rouge hotel in July 1999.

         ADMISSIONS--Admissions revenues (net of complimentary admissions) were $7.2 million for the years ended December 31, 1999 and 1998.

         FOOD, BEVERAGE, AND OTHER--Food, beverage and other revenues increased from $51.1 million to $58.0 million for the year ended December 31, 1999. This increase is attributable to the restaurants and the hotel at the Lawrenceburg property being open for the entire year in 1999. Food, beverage and other net profit improved $6.0 million to $16.5 million for the year ended December 31, 1999. Alton, Riverside and Baton Rouge each reported relatively the same food and beverage revenues but decreases in food and beverage expenses. Alton's decrease was due to the closing of one of its restaurants during the entire year ended December 31, 1999 in conjunction with a major renovation. Riverside's and Baton Rouge's decreases were primarily due to the decreased use of food and beverage as promotional items.

         The Lawrenceburg hotel contributed $4.2 million in net revenues and $1.9 million of operating profit. The hotel occupancy percentage was 83.2% and the average daily room rate, including promotional allowances, was $84. In 1998, the hotel occupancy percentage was 73.5% and the average daily room rate, including promotional allowances, was $79 during the months the hotel was open.

     OTHER OPERATING EXPENSES--Other operating expenses increased from $26.6 million in 1998 to $27.9 million for the year ended December 31, 1999.

         SELLING, GENERAL AND ADMINISTRATIVE--Selling, general and administrative expenses increased 21.7% to $117.5 million for the year ended December 31, 1999, due primarily to an increase at Lawrenceburg of $3.9 million related to expanded marketing and $4.5 million in additional development payments to the city due to the increased gaming revenues. Corporate expenses increased due to expenses of $1.8 million related to a severance and settlement arrangement and $3.1 million related to incentive compensation. Marketing expenses increased $4.8 million for the year ended December 31, 1999 but remained relatively flat, at approximately 7%, as a percentage of casino revenues.

         DEPRECIATION AND AMORTIZATION--Depreciation and amortization increased slightly to $34.1 million for the year ended December 31, 1999, from $33.4 million in 1998.

                          INTEREST EXPENSE--Net interest expense decreased
$8.2 million to $45.7 million for the year ended December 31, 1999. The decrease in interest expense is primarily attributable to the refinancing completed during 1999 and a decrease of interest to a minority partner of $3.0 million. This decrease, however, was offset by a decrease in capitalized interest of $1.0 million.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


     NET INCOME BEFORE EXTRAORDINARY ITEM - The Company recorded net income before extraordinary item of $36.4 million for the year ended December 31, 1999 compared to net income before extraordinary item of $6.6 million in 1998 due primarily to the factors discussed above.

     EXTRAORDINARY LOSS - The Company recorded an extraordinary loss of $24.9 million for the year ended December 31, 1999 related to the early extinguishment of debt in conjunction with a refinancing. This extraordinary loss is net of a $13.5 million tax benefit.

     INCOME TAX EXPENSE - The Company recorded income tax expense of $5.9 million for the year ended December 31, 1999 compared to income tax expense of $1.1 million for the year ended December 31, 1998. The Company's effective tax rate has been impacted favorably in 1999 and 1998 due to the utilization of net operating loss carryforwards. Income tax expense was offset by the reversal of a $10.0 million valuation allowance related to prior federal income tax net operating losses that are expected to be utilized in 2000. The Company expects its effective tax rate to be approximately 39% in the future.

     NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS--The Company reported net income attributable to common stockholders of $11.5 million for the year ended December 31, 1999 compared to $5.7 million for the year ended December 31, 1998, due primarily to the factors discussed above.

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

     The Lawrenceburg hotel, which opened in May 1998, contributed $2.5 million in net revenues and $0.7 million of operating profit. The hotel occupancy percentage was 73.5% and the average daily room rate including promotional allowances, was $79.

     OTHER OPERATING EXPENSES--Other operating expenses decreased from $28.7 million to $26.6 million for the year ended December 31, 1998, due primarily to a decrease at Lawrenceburg of $2.3 million related to renting the temporary vessel in 1997.

     SELLING, GENERAL AND ADMINISTRATIVE--Selling, general and administrative expenses increased 34.0% to $96.6 million for the year ended December 31, 1998, due primarily to an increase of $20.0 million at Lawrenceburg related to expanded marketing and operating costs of the larger facility, an increase of $2.3 million at Riverside due to expanded marketing efforts and a $1.4 million charge related to a writeoff of deferred lease costs at the Catfish Town real estate project in Baton Rouge. The increase in selling, general and administrative expenses was offset by a $1.5 million decrease at Baton Rouge related primarily to insurance costs.

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

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)


LIQUIDITY AND CAPITAL RESOURCES

     During 1999, the Company generated cash flows from operating activities of $126.7 million compared to $81.7 million for 1998. This increase is attributable to the improved operations from the Company's Alton, Riverside, Baton Rouge and Sioux City properties as well as in the increase in operating income from the Lawrenceburg facility.

     During 1999, the Company used cash flows for investing activities of $37.1 million versus $14.2 million for 1998. Capital expenditures in 1999 consisted of $10.2 million in maintenance capital, primarily related to slot machine replacements and $27.5 million for expansion projects, including the Company's new landing facility (including 130 additional slot machines) in Alton, renovation of the Baton Rouge boat to accommodate additional slot and video games and commencement of construction of a 300 room hotel in Baton Rouge. For the year ended December 31, 1998, capital expenditures were for investment in the Company's properties including final phase construction projects at the Lawrenceburg facility.

     During 1999, the Company used $132.3 million in cash flows for financing activities compared to $37.0 million in cash flows for the same period in 1998. In 1999, the Company received proceeds of $200 million from the issuance of subordinated notes and $161.8 million from a bank credit facility. The Company repaid long term debt of $327.7 million, placed $25.2 million in funds in an escrow to retire future debt, repaid $58.0 million on the credit facility, used $30.6 million to pay premiums to retire existing debt in connection with its refinancing and used $8.7 million to pay fees in connection with the refinancing. In 1998, the Company received proceeds of $7.4 million from the sale of preferred stock and warrants. Cash flows in both 1999 and 1998 were used to repay loans related to the Company's Lawrenceburg casino, partner equity distributions related to the Lawrenceburg partnership and for payments on installment contracts and other long term debt.

     At December 31, 1999, the Company had approximately $47.1 million of cash and cash equivalents, including approximately $30.0 million held at the Indiana Partnership. In addition, the Company has placed in escrow $25.2 million to fund interest payments, redemption premium and principal for the $22.2 million of Mortgage Notes that were not tendered in the refinancing but which will be redeemed in June 2000. At December 31, 1999, the Company had outstanding $200 million of Senior Subordinated Notes, which were issued in June 1999 and are due in June 2009 and $103.8 million on a senior secured revolving credit facility. As of February 25, 2000 availability under the credit facility was approximately $104.0 million.

     The Company has made a significant investment in property and equipment and plans to make significant additional investments at certain of its existing properties. In 2000, Argosy expects maintenance capital expenditures primarily related to the purchase of new gaming product and facility enhancements to be approximately $20.0 million, and expenditures related to the Baton Rouge hotel to be approximately $18.0 million.

     The Company believes that cash on hand, operating cash flows and available capacity under its credit facility, will be sufficient to fund its current operating, capital expenditure and debt service obligations. The Company's ability to purchase the minority interest in the Indiana Partnership, in the event that the limited partners exercise their right to sell their interest to the other partners, is substantially dependent upon the success of the Lawrenceburg casino. The Company would be required to fund a portion of the minority interest purchase by obtaining additional debt or equity financing. No assurance can be given that the Company would be able to obtain such additional financing on suitable terms.

                              ARGOSY GAMING COMPANY
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (continued)


MARKET RISK - INTEREST RATE SENSITIVITY

     The market risk inherent in the Company's financial instruments is the potential loss in fair value arising from adverse changes in interest rates. Currently, the Company does not use interest rate derivative instruments to manage exposure to interest rate changes as the majority of the Company's indebtedness is financed at fixed rates.

     The following table provides information about the Company's debt obligations that are sensitive to changes in interest rates. The following table presents principal cash flows and related weighted-average interest rates by expected maturity dates and estimated fair value of the Company's debt obligations.

                                                                                                                  FAIR
                                                                                                                  VALUE
(dollars in thousands)         2000        2001      2002      2003       2004       THEREAFTER      TOTAL       12/31/99
--------------------------------------------------------------------------------------------------------------------------
Fixed Rate Debt                $ 22,846   $   670    $  743    $  825    $    916    $ 202,729     $ 228,729    $ 241,175
Average Interest Rate             13.2%     10.5%     10.5%     10.5%        10.5        10.8%

Variable Rate Debt                9,822    19,675     5,782     9,582     105,783            -       150,644      150,644
Average Interest Rate             12.4%     11.0%     14.5%     12.0%        8.6%            -

IMPACT OF YEAR 2000

     In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expended approximately $1.0 million in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its internal systems, or the services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

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

                              ARGOSY GAMING COMPANY
                           CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                       1999              1998
                                                                                  ---------------   ---------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                         $    47,090       $    89,857
Restricted cash in escrow                                                              25,244                --
Accounts receivable, net of allowance for doubtful
  accounts of $1,328 and $1,936, respectively                                           3,909             2,375
Income taxes receivable                                                                   653               747
Deferred income taxes                                                                  18,681             1,471
Other current assets                                                                    4,840             4,806
                                                                                  -----------       -----------
  Total current assets                                                                100,417            99,256
                                                                                  -----------       -----------

NET PROPERTY AND EQUIPMENT                                                            405,205           395,920
                                                                                  -----------       -----------

OTHER ASSETS:
Deferred finance costs, net of accumulated
  amortization of $1,069 and $6,363, respectively                                       8,782             8,758
Goodwill and other intangible assets, net of accumulated
  amortization of $7,409 and $5,353, respectively                                      49,761            51,817
Other                                                                                   2,695             7,001
                                                                                  -----------       -----------
  Total other assets                                                                   61,238            67,576
                                                                                  -----------       -----------
Total assets                                                                      $   566,860       $   562,752
                                                                                  ===========       ===========

           See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                           CONSOLIDATED BALANCE SHEETS
                 (In thousands except share and per share data)

                                                                                            DECEMBER 31,
                                                                                  ---------------------------------
                                                                                       1999              1998
                                                                                  ---------------   ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                                        $ 17,894          $ 10,500
Accrued payroll and related expenses                                                      12,174             9,857
Other accrued liabilities                                                                 39,178            34,898
Accrued interest                                                                           3,176             4,490
Current maturities of long-term debt                                                      32,668            11,640
                                                                                        --------          --------
     Total current liabilities                                                           105,090            71,385
                                                                                        --------          --------


LONG-TERM DEBT                                                                           346,705           412,360
DEFERRED INCOME TAXES                                                                      9,945             1,943
OTHER LONG-TERM OBLIGATIONS                                                                  219               201
MINORITY INTERESTS IN EQUITY OF CONSOLIDATED SUBSIDIARIES                                 46,656            30,660

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 17)                                               -                 -

SERIES A CONVERTIBLE PREFERRED STOCK, $.01 PAR VALUE, 10,000,000 SHARES
    AUTHORIZED, 0 AND 547 SHARES ISSUED AND OUTSTANDING                                        -             5,340
    AT DECEMBER 31, 1999 AND 1998, RESPECTIVELY

STOCKHOLDERS' EQUITY:
Common stock, $.01 par; 60,000,000 shares
     authorized; 28,325,106 and 25,830,313 shares issued and
     outstanding at December 31, 1999 and 1998, respectively                                 283               258
Capital in excess of par                                                                  80,362            74,484
Retained (deficit) earnings                                                              (22,400)          (33,879)
                                                                                        --------          --------
     Total stockholders' equity                                                           58,245            40,863
                                                                                        --------          --------
Total liabilities and stockholders' equity                                              $566,860          $562,752
                                                                                        ========          =========

          See accompanying notes to consolidated financial statements.

                            ARGOSY GAMING COMPANY
                  CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except share and per share data)

                                                                             YEARS ENDED DECEMBER 31,
                                                                ---------------------------------------------------
                                                                     1999              1998              1997
                                                                ---------------   ---------------   ---------------
REVENUES:
Casino                                                               $ 559,147         $ 473,505         $ 319,830
Admissions                                                              18,893            16,025             7,895
Food, beverage and other                                                57,998            51,057            34,836
                                                                     ---------         ---------         ---------
                                                                       636,038           540,587           362,561
Less promotional allowances                                            (41,484)          (33,919)          (18,478)
                                                                     ---------         ---------         ---------
Net revenues                                                           594,554           506,668           344,083
                                                                     ---------         ---------         ---------

COSTS AND EXPENSES:
Casino                                                                 250,559           221,682           163,935
Selling, general and administrative                                    117,518            96,550            72,069
Food, beverage and other                                                41,528            40,550            29,962
Other operating expenses                                                27,866            26,639            28,695
Depreciation and amortization                                           34,058            33,436            33,292
Write-down of assets held for sale                                           -                 -             9,600
                                                                     ---------         ---------         ---------
                                                                       471,529           418,857           337,553
                                                                     ---------         ---------         ---------

Income from operations                                                 123,025            87,811             6,530
                                                                     ---------         ---------         ---------

OTHER INCOME (EXPENSE):
Interest income                                                          2,870             3,582             5,937
Interest expense                                                       (48,594)          (57,487)          (47,116)
                                                                     ---------         ---------         ---------
                                                                       (45,724)          (53,905)          (41,179)
                                                                     ---------         ---------         ---------

Income (loss) before minority interests, income taxes
     and extraordinary item                                             77,301            33,906           (34,649)
Minority interests                                                     (34,975)          (26,205)           (6,916)
Income tax (expense) benefit                                            (5,900)           (1,140)            1,352
                                                                     ---------         ---------         ---------
Net income (loss) before extraordinary item                             36,426             6,561           (40,213)
Extraordinary loss on extinguishment of debt
     (net of income tax benefit of $13,500)                            (24,920)                -                 -
                                                                     ---------         ---------         ---------
Net income (loss)                                                       11,506             6,561           (40,213)
Preferred stock dividends and accretion                                    (27)             (820)                -
                                                                     ---------         ---------         ---------
Net income (loss) attributable to common stockholders                 $ 11,479         $   5,741         $ (40,213)
                                                                     =========         =========         =========

Basic net income (loss) per share                                     $   0.41         $    0.23         $   (1.65)
                                                                     =========         =========         =========
Diluted net income (loss) per share                                   $   0.40            $ 0.23         $   (1.65)
                                                                     =========         =========         =========

           See accompanying notes to consolidated financial statements.


                              ARGOSY GAMING COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (In thousands except share and per share data)

                                                                                   YEARS ENDED DECEMBER 31,
                                                                      ---------------------------------------------------
                                                                           1999              1998              1997
                                                                      ---------------   ---------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                           $ 11,506           $ 6,561         $ (40,213)
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
     Depreciation                                                             31,393            31,011            31,250
     Amortization                                                              4,288             4,329             3,968
     Deferred income taxes                                                     4,292               536              (753)
     Compensation expense recognized on issuance of stock                        113               239               175
     Loss on the disposal of equipment                                           902               789                --
     Minority interests                                                       34,975            26,205             6,916
     Extraordinary item                                                       24,920                --                --
     Write-down of assets held for sale                                           --                --             9,600
     Changes in operating assets and liabilities:
          Accounts receivable                                                 (1,534)             (236)             (221)
          Other current assets                                                  (607)            1,184             3,057
          Accounts payable                                                     7,394            (2,070)           (2,723)
          Accrued liabilities                                                  8,917            12,686            10,637
          Income taxes receivable                                                 94               429             9,935
                                                                           ---------         ---------         ---------
          Net cash provided by operating activities                          126,653            81,663            31,628
                                                                           ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Long-term obligations                                                        --            (6,583)          (13,586)
     Purchases of property and equipment                                     (37,162)          (34,051)         (117,444)
     Other long-term assets                                                       18               908              (543)
     Restricted cash held by trustees                                             --            25,545            59,006
                                                                           ---------         ---------         ---------
          Net cash used in investing activities                              (37,144)          (14,181)          (72,567)
                                                                           ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of long-term debt                                200,000                --            25,000
     Proceeds (net of issuance costs) from sale of
          Convertible Preferred Stock and Warrants                                --             7,365                --
     Proceeds from credit facility                                           161,800                --                --
     Repayment of credit facility                                            (58,000)               --                --
     Payments on long-term debt and installment contracts                     (6,830)           (7,299)           (4,326)
     Increase in deferred finance costs                                       (8,736)               --              (638)
     Repurchase of First Mortgage Notes                                     (241,043)               --                --
     Redemption of convertible debentures                                   (117,280)               --                --
     Cash held in escrow                                                     (25,244)               --                --
     Repayment of partner loans                                              (16,285)          (21,939)           43,938
     Partnership distributions                                               (20,043)          (14,496)           (2,677)
     Other                                                                      (615)             (610)              712
                                                                           ---------         ---------         ---------
          Net cash (used in) provided by financing activities               (132,276)          (36,979)           62,009
                                                                           ---------         ---------         ---------
Net (decrease) increase in cash and cash equivalents                         (42,767)           30,503            21,070
Cash and cash equivalents, beginning of year                                  89,857            59,354            38,284
                                                                           ---------         ---------         ---------
Cash and cash equivalents, end of year                                      $ 47,090          $ 89,857          $ 59,354
                                                                           =========         =========         =========

          See accompanying notes to consolidated financial statements.

                              ARGOSY GAMING COMPANY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              (In thousands except share and per share data)

                                                                                                  RETAINED        TOTAL
                                                                       COMMON      CAPITAL IN     EARNINGS    STOCKHOLDERS'
                                                        SHARES         STOCK      EXCESS OF PAR  (DEFICIT)       EQUITY
                                                    --------------- ------------- ------------- ------------- -------------
Balance, December 31, 1996                              24,333,333      $  243      $ 71,865     $    593      $   72,701

     Restricted stock issued                               165,000           2           173           --             175
     Net loss                                                  --           --            --      (40,213)        (40,213)
                                                        ----------      ------      --------     --------      ----------

Balance, December 31, 1997                              24,498,333         245        72,038      (39,620)         32,663
     Restricted stock compensation expense                      --          --           239           --             239
     Issuance of Convertible Preferred
         Stock and Warrants                                     --          --          (235)          --            (235)
     Preferred Stock conversion                          1,331,980          13         2,442           --           2,455
     Net income                                                 --          --            --        6,561           6,561
     Preferred Stock dividends and accretion                    --          --            --         (820)           (820)
                                                        ----------      ------      --------     --------      ----------
Balance, December 31, 1998                              25,830,313         258        74,484      (33,879)         40,863
     Restricted stock compensation expense                      --          --           113           --             113
     Preferred Stock conversion                          2,310,011          23         5,344           --           5,367
     Warrants converted                                    172,496           2           355           --             357
     Exercise of stock options                              11,156          --            46           --              46
     Convertible debentures converted
          into stock                                         1,130          --            20           --              20
     Net income                                                 --          --            --       11,506          11,506
     Preferred Stock dividends and accretion                    --          --            --          (27)            (27)
                                                        ----------      ------      --------     --------      ----------
Balance, December 31, 1999                              28,325,106      $  283      $ 80,362     $(22,400)     $   58,245
                                                        ==========      ======      ========     ========      ==========

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

     Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

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

     REVENUES AND PROMOTIONAL ALLOWANCES -- The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. Admissions, hotel and other revenue is recognized at the time the related service is performed.

     The retail value of admissions, hotel rooms, food, beverage and other items which were provided to customers without charge has been included in revenues, and a corresponding amount has been deducted as promotional allowances. The estimated direct cost of providing promotional allowances has been included in costs and expenses as follows:

                                              YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------------
                                      1999              1998              1997
                                 ---------------   ---------------   ---------------
Admissions                              $ 5,895           $ 4,409           $ 1,646
Hotel rooms                               1,059               751                --
Food, beverage and other                 23,347            22,341            15,628


     ADVERTISING COSTS -- The Company expenses advertising costs as incurred. Advertising expense was $10,527, $9,833 and $12,475 in 1999, 1998 and 1997,
respectively.

     DEVELOPMENT AND PREOPENING COSTS -- Development costs incurred in an effort to identify and develop new gaming locations are expensed as incurred. Preopening costs are expensed as occurred.

2.   PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:



                                                                         DECEMBER 31,
                                                             ---------------------------------
                                                                  1999              1998
                                                             ---------------   ---------------
Land                                                               $ 39,002          $ 39,002
Buildings, leasehold and shore improvements                         217,132           216,067
Riverboats, docks and improvements                                  164,419           148,162
Furniture, fixtures and equipment                                   109,399            93,868
Construction in progress                                              2,642               217
                                                             --------------    --------------
                                                                    532,594           497,316
Less accumulated depreciation and amortization                     (127,389)         (101,396)
                                                             --------------    --------------
Net property and equipment                                        $ 405,205         $ 395,920
                                                             ==============    ==============

3.   ASSETS HELD FOR SALE

     The Company recorded a charge of $9,600 to adjust the carrying value of certain assets held for sale to their estimated fair value in 1997. These assets include the original riverboat casino the Company utilized in Alton, Illinois from September 1991 until May 1993 and a barge utilized as a temporary landing facility in Lawrenceburg, Indiana until December 10, 1997. The estimated fair value of the assets was determined through discussions with a broker and comparison to other riverboats and barges currently available for sale. The adjusted carrying value of the boat and barge of approximately $4,300 was included in other assets in the accompanying balance sheet at December 31, 1998. The boat was sold to a third party in 1999. During 1999, the Company determined the barge held for sale was useable as part of the Alton property's dockside renovation. The barge was placed back in service during December 1999 and has been reclassified to property and equipment.

4.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:


                                                                       DECEMBER 31,
                                                             ---------------------------------
                                                                  1999              1998
                                                             ---------------   ---------------
Accrued gaming and admissions taxes                                $ 17,532          $ 12,020
Slot club liability                                                   4,195             3,667
Accrued insurance expense                                             6,232             4,529
Other                                                                11,219            14,682
                                                             --------------    --------------
                                                                   $ 39,178          $ 34,898
                                                             ==============    ==============




5.   LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                                     DECEMBER 31,
                                                                           ---------------------------------
                                                                                1999              1998
                                                                           ---------------   ---------------
First mortgage notes due June 1, 2004,
   interest payable semi-annually at 13.25%                                      $ 22,242         $ 235,000

Convertible subordinated notes due
   June 1, 2001, convertible into common
   stock at $17.70 per share, interest payable
   semi-annually at 12%                                                                --           115,000

Senior secured line of credit, expires June 2004,
   interest payable at least quarterly at either LIBOR or
   prime plus a margin (from 7.5% to 9.25% at December 31, 1999)                  103,800                --

Senior subordinated notes due June 1, 2009, interest
   payable semi-annually at 10.75%                                                200,000                --

Notes payable, principal and interest
   payments due quarterly through
   September 2015, discounted at 10.5%                                              6,487             7,097

Notes payable, principal and interest payments due
   monthly through December 2001, interest
   payable at prime + 1% (9.5% at
   December 31, 1999), secured by gaming vessel
   and certain equipment                                                           17,933            21,707

Loans from partner, principal due
   in annual installments through 2004,
   interest payable at prime + 6% (14.5% at
   December 31, 1999)                                                              28,911            45,196
                                                                                ---------         ---------
                                                                                  379,373           424,000
Less:  current maturities                                                          32,668            11,640
                                                                                ---------         ---------
Long-term debt, less current maturities                                         $ 346,705         $ 412,360
                                                                                =========         =========

     On June 8, 1999, the Company issued $200,000 of Senior Subordinated Notes due 2009 ("Subordinated Notes") and entered into a five year $200,000 Senior Secured revolving bank credit agreement ("Credit Facility"). The Credit Facility is secured by liens on substantially all of the Company's assets, and the Company's subsidiaries are co-borrowers. The Company's joint-venture subsidiaries that operate the Argosy Casino & Hotel Lawrenceburg and the Belle of Sioux City Casino are not co-borrowers nor are the assets pledged. All of the Company's wholly-owned operating subsidiaries guarantee the Subordinated Notes. The Company's joint-venture subsidiaries that operate the Argosy Casino & Hotel Lawrenceburg and the Belle of Sioux City Casino do not guarantee the Subordinated Notes. The Subordinated Notes rank junior to all of the senior indebtedness of the Company, including borrowings under the Credit Facility and the subsidiary guarantees of the Subordinated Notes rank junior to the senior indebtedness of the subsidiary guarantors.

     The Subordinated Notes and the Credit Facility contain certain restrictions on the payment of dividends on the Company's common stock and the occurrence of additional indebtedness, as well as other typical debt covenants. In addition, the Credit Facility requires the Company to maintain certain financial ratios. The Credit Facility provides for, within two years, additional borrowing availability of $75 million to be used for general corporate purposes and a further $150 million increase to fund the purchase of all outstanding minority interests in the Lawrenceburg partnership. The increases in the Credit Facility are subject to a number of contingencies including lender approval. The Credit Facility is subject to scheduled reductions of 2.5% to 5.0% per quarter, beginning September 2000, of the total borrowing availability. The Company has a $1.9 million letter of credit outstanding at December 31, 1999.

     The Company used the net proceeds from the issuance of the Subordinated Notes, $25,000 in borrowings under the Credit Facility and approximately $51,000 of cash on hand to tender for and retire approximately $213,000 of its $235,000 outstanding 13 1/4% First Mortgage Notes due 2004 ("Mortgage Notes"). Under terms of the Credit Facility, the Company is required to redeem the remaining $22,242 of untendered Mortgage Notes on June 1, 2000 and has placed monies in escrow to fund the remaining principal, interest payments and the June 2000 redemption premium. At December 31, 1999, the remaining escrow balance of $25,244 is classified as restricted cash in escrow. On July 7, 1999, the Company redeemed all of its outstanding 12% Convertible Subordinated Notes due 2001 ("Convertible Notes"). The Company used borrowings of $105,000 under the Credit Facility and approximately $13,700 of cash to redeem the Convertible Notes. In connection with the early extinguishment of the Mortgage Notes and Convertible Notes, the Company recorded an extraordinary loss of $24,920 net of a tax benefit of $13,500.

     Interest expense for the years ended December 31, 1999, 1998, and 1997, was $48,594 (net of $115 capitalized), $57,487 (net of $1,086 capitalized), and $47,116 (net of $8,391 capitalized), respectively.

     Maturities of long-term debt at December 31, 1999 are as follows:


       YEARS ENDED DECEMBER 31,
       ------------------------
       2000                                    $ 32,668
       2001                                      20,345
       2002                                       6,525
       2003                                      10,407
       2004                                     106,699
       Thereafter                               202,729


6.   CONVERTIBLE PREFERRED STOCK AND WARRANTS

     On June 16, 1998, the Company issued $8,000 of Series A Convertible Preferred Stock ("Preferred Shares"), together with warrants to purchase an additional 292,612 shares of Common Stock at $3.89 per share. The warrants expire in 2003.

       The Preferred Shares provided for a 4% dividend per annum, payable in cash and/or in kind, at the time of conversion or maturity, at the Company's option. Through December 31, 1998, the Preferred Shares had been converted into 1,331,980 shares of common stock. During the year ended December 31, 1999, the remaining Preferred Shares were converted into 2,310,011 shares of common stock.

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

     During 1999, 201,172 warrants were converted into 172,496 shares of common stock. No warrants were converted during 1998.

7.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                                           DECEMBER 31,
                                                                        ------------------------------------------------------
                                                                             1999              1998                 1997
                                                                        --------------      -------------      ---------------
NUMERATOR:
Net income (loss)                                                            $ 11,506          $ 6,561         $ (40,213)
Preferred stock dividends and accretion                                           (27)            (820)               --
                                                                        -------------       ----------         ---------
Numerator for basic and diluted earnings per share
      Net income (loss) attributable to common
      stockholders                                                           $ 11,479          $ 5,741         $ (40,213)
                                                                        =============       ==========         =========


DENOMINATOR:
Denominator for basic earnings per share -
      Weighted-average shares outstanding                                  27,828,398       24,498,905        24,333,333

Effect of dilutive securities:
      Warrants                                                                163,073               --                --
      Stock options                                                           569,451               --                --
      Preferred stock                                                         264,806               --                --
      Restricted stock                                                         94,928          105,580                --
                                                                        -------------       ----------         ---------

Denominator for diluted earnings per share - adjusted
      Weighted-average shares and assumed
      conversions                                                          28,920,656       24,604,485        24,333,333
                                                                        =============       ==========       ==========


Basic earnings (loss) per share - before extraordinary item                    $ 1.31           $ 0.23           $ (1.65)
Extraordinary item                                                              (0.90)              --                --
                                                                        -------------       ----------         ---------

Basic earnings (loss) per share - including extraordinary item                 $ 0.41           $ 0.23           $ (1.65)
                                                                        =============       ==========      =============


Diluted earnings (loss) per share - before extraordinary item                  $ 1.26           $ 0.23           $ (1.65)
Extraordinary item                                                              (0.86)              --               --
                                                                        -------------       ----------         ---------

Diluted earnings (loss) per share - including extraordinary item               $ 0.40           $ 0.23           $ (1.65)
                                                                        =============       ==========      ==============


     Employee and directors stock options to purchase 156,000 shares of common stock at prices ranging from $11.50 to $16.75 were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

8.   INCOME TAXES

Income tax (expense) benefit for the years ended December 31, 1999, 1998 and 1997, consists of the following:


                                            1999              1998             1997
                                        --------------    -------------    -------------
Current:
     Federal                                 $(13,567)        $     --          $    --
     State                                     (1,541)            (604)             866
                                        -------------     ------------     ------------
                                              (15,108)            (604)             866
                                        -------------     ------------     ------------

Deferred:
     Federal                                    9,315               --               --
     State                                       (107)            (536)             486
                                        -------------     ------------     ------------
                                                9,208             (536)             486
                                        -------------     ------------     ------------

Income tax benefit (expense)                 $ (5,900)        $ (1,140)         $ 1,352
                                        =============     ============     ============

     The provision for income taxes for the years ended December 31, 1999, 1998 and 1997, differs from that computed at the federal statutory corporate tax rate as follows:


                                                          1999            1998             1997
                                                    --------------  --------------   --------------
Federal statutory rate                                    35.0 %           35.0 %          (35.0) %
State income taxes, net of federal benefit                 1.4              2.2             (2.6)
Valuation allowance                                      (13.7)            (7.8)            38.7
Goodwill amortization                                      0.3              0.6              0.4
Minority interest in partnership income                  (15.8)           (27.0)            (6.7)
Other, net                                                 0.4              0.4              1.3
                                                    --------------  --------------   --------------
                                                           7.6 %            3.4 %           (3.9) %
                                                    ==============  ==============   ==============

     The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, 1999 and 1998, are as follows:


                                                      1999         1998
                                                   -----------  -----------
Basis of assets held for sale                      $       --   $     3,739
Depreciation                                          (11,783)      (14,241)
Preopening                                              2,825         3,709
Benefit of net operating loss carryforward             19,418        18,357
Other, net                                                 22           575
                                                   ----------   -----------
                                                       10,482        12,139
Valuation allowance                                    (1,746)      (12,611)
                                                   ----------   -----------

Net deferred tax asset (liability)                 $    8,736   $      (472)
                                                   ==========   ===========

     The valuation allowance relates to state deferred tax assets established under SFAS 109 for Louisiana net operating loss carryforwards of approximately $38,600 and $32,700 at December 31, 1999 and 1998, respectively, and a federal net operating loss carryforward of approximately $42,400 at December 31, 1998. These loss carryforwards, which will expire from 2012 through 2019, will be carried forward to future years for possible utilization. During 1999, the Company recognized a $10,000 tax benefit representing prior federal income tax net operating losses that are expected to be utilized in 2000.

9.   SUPPLEMENTAL CASH FLOW INFORMATION

     The Company acquired equipment in the amounts of $2,841 and $4,154 in 1998 and 1997, respectively, which was financed through installment contracts.

     The Company paid $48,401, $58,356 and $51,185 for interest, and $1,515, $784 and $143 for income taxes in 1999, 1998 and 1997, respectively.

     The Company issued 2,494,793 and 1,331,980 shares of additional common stock resulting from the conversion of Preferred Stock, the exercise of stock options, conversion of debentures and the conversion of warrants during 1999 and 1998, respectively.

10.  LEASES

     Future minimum lease payments for operating leases with initial terms in excess of one year as of December 31, 1999, are as follows:

                           YEARS ENDING DECEMBER 31,
                           -------------------------
                  2000                               $ 2,146
                  2001                                 1,084
                  2002                                   507
                  2003                                   304
                  2004                                   272
                  Thereafter                          17,219

     Rent expense for the years ended December 31, 1999, 1998 and 1997, was $5,043, $4,137 and $7,205, respectively.

11.  STOCK OPTION PLANS

     The Company adopted the Argosy Gaming Company Stock Option Plan, as amended, ("Stock Option Plan"), which provides for the grant of non-qualified stock options for up to 2,500,000 shares of common stock to key employees of the Company. These options expire 10 years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1999, options for 645,024 shares are exercisable under the Stock Option Plan. The weighted average contractual life of outstanding options at December 31, 1999 is approximately 6.5 years and the weighted average exercise price of options outstanding is $5.98. The weighted average fair value of options granted during 1999 was $3.07.

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

     The Company also has adopted the Argosy Gaming Company 1993 Directors Stock Option Plan ("Directors Option Plan"), which provides for a total of 50,000 shares of common stock to be authorized and reserved for issuance. The Directors Option Plan provides for the grant of non-qualified stock options at fair market value to non-employee directors of the Company as of the date such individuals become directors of the Company. These options expire five years after their respective grant dates and become exercisable over a specified vesting period. At December 31, 1999 options for 6,000 shares are exercisable under the Directors' Option Plan.

     The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, the Company does not recognize compensation expense when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant.

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for either stock plan. Had the valuation methods under SFAS 123 been used for the Company's stock option grants, the fiscal 1999 pro forma net income attributable to common stockholders would have been $11,089 and the pro forma diluted income per share would have been $0.38. The fair value of each option was estimated on the date of Grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected volatility 56.5%; risk-free interest rate of 6%, and expected option life of three years. The fiscal 1998 pro forma net income attributable to common stockholders would have been $5,579 and the pro forma diluted income per share would have been $0.23. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected volatility 52.7%; risk-free interest rate of 6% and expected option life of three years. The fiscal 1997 pro forma net loss would have been $40,336 and the pro forma loss per share would have been $1.66. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of zero; expected volatility 36.5%; risk-free interest rate of 6.0% and expected option life of five years. These pro forma amounts may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

     A summary of stock option activity is as follows:


                                          STOCK OPTION PLAN                              DIRECTORS OPTION PLAN
                           ------------------------------------------------   ---------------------------------------------
                                                RANGE OF EXERCISE PRICE                           RANGE OF EXERCISE PRICE
                                SHARES                 PER SHARE                   SHARES                PER SHARE
                           ------------------ -----------------------------   ----------------   --------------------------

Outstanding,
   December 31, 1996               2,405,253        $ 16.75 --    $ 19.38          21,000               $11.50 - $19.00
Granted                              406,000           3.13 --       3.44              --                            --
Forfeited                           (744,343)         16.75 --      19.38              --                            --
                           ------------------ -----------------------------   ----------------   --------------------------
Outstanding,
   December 31, 1997               2,066,910           3.13 --      19.38          21,000                 11.50 - 19.00
Exchange of options                 (467,849)          4.25 --      19.38              --                            --
Granted                              232,156           3.31 --       3.44              --                            --
Forfeited                           (239,038)          4.25 --      19.38         (15,000)                        19.00
                           ------------------ -----------------------------   ----------------   --------------------------

Outstanding,
   December 31, 1998               1,592,179           3.13 --      16.75           6,000                         11.50
Granted                              275,000           7.06 --       7.50              --                            --
Exercised                            (11,156)                        4.25              --                            --
Forfeited                           (658,000)                       16.75              --                            --
                           ------------------ -----------------------------   ----------------   --------------------------
Outstanding,
   December 31, 1999               1,198,023        $  3.13 --   $  16.75           6,000                       $ 11.50
                           ================== =============================   ================   ==========================

12.  RESTRICTED STOCK

     The Company issued 165,000 shares of restricted common stock to certain new employees in 1997. The value of these shares at their respective grant dates ranged from $ 3.13 to $3.63. In 1998, 66,000 shares of the restricted stock vested, and in 2000, 99,000 shares will vest.

     Compensation expense of $566 is being amortized over the period from the date of grant until the respective vesting dates. Compensation expense of $113, $239 and $175 was recognized in 1999, 1998 and 1997, respectively.

13.  EMPLOYEES BENEFIT PLAN

     The Company established a 401(k) defined-contribution plan, which covers substantially all of its full-time employees. Participants can contribute a portion of their eligible salaries (as defined) subject to maximum limits, as determined by provisions of the Internal Revenue Code. The Company will match a portion of participants' contributions in an amount determined annually by the Company. Expense recognized under the Plan was approximately $1,145, $1,134 and $2,168 in 1999, 1998 and 1997, respectively.

14.  SUBSIDIARY GUARANTORS

     The $22,242 outstanding Mortgage Notes are unconditionally guaranteed, on a joint and several basis, by the following wholly-owned subsidiaries of the Company: Alton Gaming Company; The Missouri Gaming Company; The St. Louis Gaming Company; Iowa Gaming Company; Jazz Enterprises, Inc.; Argosy of Louisiana, Inc.; Catfish Queen Partnership in Commendam; and The Indiana Gaming Company (the "Guarantors"). The Mortgage Notes are secured, subject to certain prior liens, by a first lien on (i) substantially all of the assets of the Company including the assets used in the Company's Alton, Riverside, Baton Rouge and Sioux City operations, (ii) a pledge of all the capital stock of, and partnership interests in, the Company's subsidiaries, excluding the Company's partnership interest in its Sioux City property, (iii) a pledge of the intercompany notes payable to the Company from its subsidiaries and (iv) an assignment of the proceeds of the management agreement relating to the Lawrenceburg casino project. The collateral for the Mortgage Notes does not include assets of the Indiana Partnership. The Mortgage Notes rank senior in right of payment to all existing and future indebtedness of the Company. Pursuant to the Credit Facility, the Company is obligated to redeem the Mortgage Notes in June 2000 and was required to escrow funds sufficient for the redemption.

     The Credit Facility is secured by a second lien on substantially all of the Company's assets and the Company's subsidiaries are co-borrowers. The Company's joint-venture subsidiaries that operate the Argosy Casino Lawrenceburg and the Belle of Sioux City casino are not co-borrowers. All of the Company's wholly-owned operating subsidiaries guarantee the Subordinated Notes. The Company's joint-venture subsidiaries that operate the Argosy Casino & Hotel Lawrenceburg and the Belle of Sioux City Casino do not guarantee the Subordinated Notes. The Subordinated Notes rank junior to all of the senior indebtedness of the Company, including borrowings under the Credit Facility and the subsidiary guarantees will rank junior to the senior indebtedness of the subsidiary guarantors.

     The following tables present summarized balance sheet information of the Company as of December 31, 1999 and 1998, and summarized operating statement information for the years ended December 31, 1999, 1998 and 1997. The column labeled "Parent Company" represents the holding company for each of the Company's direct subsidiaries; the column labeled "Guarantors" represents each of the Company's direct subsidiaries; all of which are wholly owned by the parent company; and the column labeled "Non-Guarantors" represents the partnerships which operate the Company's casinos in Sioux City and in Lawrenceburg. The Company believes that separate financial statements and other disclosures regarding the Guarantors, except as otherwise required under Regulation S-X, are not material to investors.

     Summarized balance sheet information as of December 31, 1999 and 1998, is as follows:

                                                             DECEMBER 31, 1999
                                                             -----------------
                                       PARENT
                                       COMPANY         GUARANTORS        NON-GUARANTORS       ELIMINATIONS       CONSOLIDATED
                                   ---------------  ----------------   ------------------  ------------------  ----------------
ASSETS:
   Current assets                       $  46,723         $  23,161             $  34,493         $   (3,960)     $    100,417
   Non-current assets                     348,036           386,193               220,180           (487,966)          466,443
                                   --------------  ----------------   -------------------  -----------------  ----------------
                                        $ 394,759         $ 409,354             $ 254,673         $ (491,926)     $    566,860
                                   ==============  ================   ===================  =================  ================

LIABILITIES AND EQUITY:
   Current liabilities                  $  30,159         $  45,410             $  56,948         $  (27,427)     $    105,090
   Non-current liabilities                306,355           236,263                70,852           (209,945)          403,525
   Stockholders' equity                    58,245           127,681               126,873           (254,554)           58,245
                                   --------------  ----------------   -------------------   ----------------   ---------------
                                        $ 394,759         $ 409,354             $ 254,673         $ (491,926)     $    566,860
                                   ===============  ================  ===================   ================   ===============



                                                             DECEMBER 31, 1998
                                                             -----------------
                                       PARENT
                                      COMPANY          GUARANTORS        NON-GUARANTORS       ELIMINATIONS      CONSOLIDATED
                                   --------------   --------------   -------------------  -----------------  ----------------
ASSETS:
   Current assets                       $  55,896         $ 22,236              $  29,585         $   (8,461)        $  99,256
   Non-current assets                     347,441          360,354                227,439           (471,738)          463,496
                                   --------------  ---------------   --------------------   ----------------   ---------------
                                        $ 403,337         $382,590              $ 257,024         $ (480,199)        $ 562,752
                                   ==============  ===============   ====================   ================   ===============

LIABILITIES AND EQUITY:
   Current liabilities                  $   7,134         $ 47,507              $  59,116         $  (42,372)        $  71,385
   Non-current liabilities                350,000          269,878                111,208           (285,922)          445,164
   Convertible preferred stock              5,340               --                     --                 --             5,340
   Stockholders' equity                    40,863           65,205                 86,700           (151,905)           40,863
                                   --------------  ---------------   --------------------  -----------------   ---------------
                                        $ 403,337         $382,590              $ 257,024         $ (480,199)        $ 562,752
                                   =============== ===============   ====================  =================  ================

                                       24

     Summarized operating statement information for the years ended December 31, 1999, 1998 and 1997, is as follows:


                                                                YEAR ENDED DECEMBER 31, 1999
                                        PARENT                  ----------------------------
                                        COMPANY        GUARANTORS       NON-GUARANTORS     ELIMINATIONS     CONSOLIDATED
                                     ------------     -------------    ---------------    -------------     -------------
Net revenues                            $ 3,108         $ 278,771         $ 361,124         $ (48,449)        $ 594,554
Costs and expenses                       15,144           196,356           263,779            (3,750)          471,529
Net interest (expense) income           (32,203)              633           (14,154)               --           (45,724)
Net income (loss) attributable
    to common stockholders              (37,903)           49,018            78,326           (77,962)           11,479




                                                                YEAR ENDED DECEMBER 31, 1998
                                        PARENT                  ----------------------------
                                        COMPANY         GUARANTORS        NON-GUARANTORS      ELIMINATIONS      CONSOLIDATED
                                      -----------     -------------      ----------------    --------------    -------------
Net revenues                            $ 1,988         $ 230,867            $ 308,246         $ (34,433)        $ 506,668
Costs and expenses                        9,984           183,735              227,451            (2,313)          418,857
Net interest (expense) income           (38,356)            4,067              (18,957)             (659)          (53,905)
Net income (loss) attributable
   to common stockholders                 5,741            27,832               56,285           (84,117)            5,741



                                                                YEAR ENDED DECEMBER 31, 1997
                                        PARENT                  ----------------------------
                                        COMPANY         GUARANTORS        NON-GUARANTORS      ELIMINATIONS       CONSOLIDATED
                                      ----------       ------------      ---------------     --------------     -------------
Net revenues                            $ 5,795         $ 189,388            $ 158,696          $ (9,796)        $ 344,083
Costs and expenses                       23,630           184,818              136,039            (6,934)          337,553
Net interest (expense) income           (32,145)            2,366               (6,616)           (4,784)          (41,179)
Net (loss) income                       (40,213)            8,696               10,599           (19,295)          (40,213)

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments at December 31, 1999 are as follows:


                                                  CARRYING             FAIR
                                                   AMOUNT             VALUE
                                                 ----------        -----------
ASSETS:
Cash and cash equivalents                         $ 47,090          $ 47,090
Restricted cash                                     25,244            25,244

LIABILITIES:
First mortgage notes                                22,242            23,688
Senior Secured Line of Credit                      103,800           103,800
Senior Subordinated Notes                          200,000           211,000
Other long-term debt                                53,331            53,331


     The fair value of the first mortgage notes and the convertible subordinated notes are based on quoted market prices. The Company estimates that the fair value of the remainder of the Company's long-term debt approximates carrying value.

16.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                  FIRST             SECOND            THIRD           FOURTH
                                                              ------------       -----------       -----------    ------------
1999:
Net revenues                                                    $ 137,391         $ 144,602         $ 156,569      $ 155,992
Income from operations                                             24,591            29,695            34,553         34,186
Other expense, net                                                 13,227            12,857            10,048          9,592
Net income before extraordinary item                                2,921             7,691            14,318         11,496
Net income per share before extraordinary item
     Basic                                                           0.11              0.27              0.51           0.41
     Diluted                                                         0.10              0.27              0.51           0.40
Net income (loss) attributable to common stockholders (1)           2,894           (27,069)           10,658         24,996
Net income (loss) per share (1)
     Basic                                                           0.11             (0.47)             0.38           0.89
     Diluted                                                         0.10             (0.47)             0.37           0.86

                                                                  FIRST             SECOND            THIRD           FOURTH
                                                              ------------       -----------       -----------    ------------
1998:
Net revenues                                                    $ 115,700         $ 124,457         $ 133,533      $ 132,978
Income from operations                                             15,651            19,390            25,697         27,073
Other expense, net                                                 13,482            13,363            13,694         13,366
Net income (loss) attributable to common stockholders              (2,537)              244             4,016          4,018
Net income (loss) per share
     Basic                                                          (0.10)             0.01              0.17           0.16
     Diluted                                                        (0.10)             0.01              0.15           0.14


(1) The second and third quarters of 1999 include extraordinary losses related to the refinancing and were $34.8 million and $3.6 million, respectively. The fourth quarter of 1999 extraordinary item represents a $13.5 million tax benefit related to the refinancing which was recognized with the reversal of deferred tax valuation reserves and the resulting tax provision.

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

     OTHER--A predecessor entity to the Company ("Predecessor"), as a result of a certain shareholder loan transaction, could be subject to federal and certain state income taxes (plus interest and penalties, if any) if it is determined that it failed to satisfy all of the requirements of the S-Corporation provisions of the Internal Revenue Code relating to the prohibition concerning a second class of stock. An audit is currently being conducted by the Internal Revenue Service ("IRS") of the Company's federal income tax returns for the 1992 and 1993 tax years and the IRS has identified the S-Corporation status as one of the issues, although the IRS has yet to make a formal claim of deficiency. If the IRS successfully challenges the Predecessor's S-Corporation status, the Company would be required to pay federal and certain state income taxes on the Predecessor's taxable income from the commencement of its operations until February 25, 1993 (plus interest and penalties, if any, thereon until the date of payment). If the Predecessor was required to pay federal and state income taxes on its taxable earnings through February 25, 1993, such payments could amount to approximately $14.8 million, including interest through December 31, 1999, but excluding penalties, if any. While the Company believes the Predecessor has legal authority for its position that it is not subject to federal and certain state income taxes because it met the S-Corporation requirements, no assurances can be given that the Predecessor's position will be upheld. This contingent liability could have a material adverse effect on the Company's results of operations, financial condition and cash flows. No provision has been made for this contingency in the accompanying consolidated financial statements.

     The Company is subject, from time to time, to various legal and regulatory proceedings, in the ordinary course of business. The Company believes that current proceedings will not have a material effect on the financial condition of the Company.

                          REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Argosy Gaming Company

     We have audited the accompanying consolidated balance sheets of Argosy Gaming Company as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argosy Gaming Company at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                                ERNST & YOUNG LLP



Chicago, Illinois
January 28, 2000